As filed with the Securities and Exchange Commission on December 16, 2005
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Global Traffic Network, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	7383	33-1117834
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7521 West Lake Mead Boulevard, Suite 300
Las Vegas, Nevada 89128
Telephone: (702) 562-4151
Facsimile: (702) 562-4001
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

William L. Yde III
Global Traffic Network, Inc.
7521 West Lake Mead Boulevard, Suite 300
Las Vegas, Nevada 89128
Telephone: (702) 562-4151
Facsimile: (702) 562-4001
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
Copies to:

William M. Mower, Esq. Alan M. Gilbert, Esq. Maslon Edelman Borman & Brand, LLP 90 South 7th Street, Suite 3300 Minneapolis, Minnesota 55402 Telephone: (612) 672-8200 Facsimile: (612) 672-8397	Girard P. Miller, Esq. Lindquist & Vennum P.L.L.P. 4200 IDS Center 80 South Eighth Street Minneapolis, Minnesota 55402 Telephone: (612) 371-3211 Facsimile: (612) 371-3207

     Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this registration statement.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of		Proposed Maximum	Proposed Maximum
Securities to be	Amount to be	Offering Price Per	Aggregate	Amount of
Registered	Registered(1)	Share(2)	Offering Price(1)(2)	Registration Fee

Common stock, par value $.001 per share	3,910,000 shares	$6.50	$25,415,000	$2,719.41

(1)	Includes 510,000 shares which may be sold upon exercise of the underwriter’s over-allotment option.
(2)	Based on a bona fide estimate of the maximum offering price pursuant to Rule 457(a).
     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 16, 2005
PROSPECTUS
Global Traffic Network, Inc.
3,400,000 Shares
Common Stock
     This is a firm commitment initial public offering of common stock of Global Traffic Network, Inc. We are selling all of the shares of common stock being offered by means of this prospectus. Prior to this offering, there has been no public market for our common stock.
     We expect that the initial public offering price will be between $5.50 and $6.50 per share.
     We intend to apply to list our common stock on the Nasdaq National Market under the symbol “GNET.”

     See “Risk Factors” beginning on page 8 to read about the risks that you should consider before buying any shares of our common stock.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Net proceeds, before expenses, to Global Traffic Network, Inc.	$	$
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus is truthful or complete. A representation to the contrary is a criminal offense.
     The underwriter may also purchase up to 510,000 additional shares of our common stock at the initial public offering price, less underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments.
The date of this Prospectus is                     , 2006.

Page

Prospectus Summary	1
Risk Factors	8
Cautionary Note Regarding Forward-Looking Statements	18
Use of Proceeds	19
Dividend Policy	19
Capitalization	20
Dilution	21
Selected Financial Data	22
Management’s Discussion and Analysis of Financial Condition and Results of Operations	25
Description of the Business	41
Management	51
Security Ownership of Certain Beneficial Owners and Management	56
Certain Relationships and Related Transactions	57
Market for Common Equity and Related Stockholder Matters	58
Description of Capital Stock	59
Shares Eligible for Future Sale	61
Underwriting	63
Legal Matters	65
Experts	65
Where You Can Find More Information	65
Index to Financial Statements	F-1
Certification of Incorporation
Bylaws
2005 Stock Incentive Plan
Senior Note Purchase Agreement
Senior Secured Note
Security Agreement
Guaranty Agreement
Mutual Sales Representation Agreement
Traffic Data Agreement
Aircraft Traffic Agreement
Traffic Report Supply Agreement
News Report Supply Agreement
Securities Exchange Agreement
Employment Agreement - William L. Yde III
Employment Agreement - Dale C. Arfman
Subsidiaires
Consent of BDO (Global Traffic Network, Inc.)
Consent of BDO (The Australian Traffic Network Pty Limited)
      You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus. Our business, financial condition or results of operations may have changed since that date.
      For investors outside the United States: Neither we nor the underwriter have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY
      This summary highlights material information found in greater detail elsewhere in this prospectus. Before making an investment decision, we urge you to read this entire prospectus carefully, including the risks of investing in our common stock discussed under “Risk Factors,” the assumptions and other information set forth under “Conventions and Assumptions Used in this Prospectus” and the financial statements and related notes set forth at the end of this prospectus. The Australia Traffic Network Pty Limited, an Australian proprietary company registered under the Corporations Act of Australia (“ATN”), is currently a separate entity which is controlled by the same shareholder base that controls GTN. Prior to the effective time of this offering, Global Traffic Network, Inc. will exchange 4,000,000 shares of its common stock for all of the outstanding ordinary shares of ATN, after which ATN will be our wholly-owned subsidiary. In connection with the share exchange, we will issue an aggregate of $1.4 million in promissory notes to the ATN shareholders which are intended to cover the estimated tax consequences to such shareholders of the share exchange. See “Conventions and Assumptions Used in this Prospectus.” Unless the context suggests otherwise, all references in this prospectus to “Global Traffic Network,” “GTN,” “we,” “us,” “our company” or “our” means Global Traffic Network, Inc. and its consolidated subsidiaries, including without limitation ATN.
Global Traffic Network, Inc.
      Global Traffic Network, Inc. provides customized traffic and news reports to radio and television stations in Australia and expects to begin providing customized traffic reports to radio stations in Canada in December 2005. In exchange for providing these services and, in certain circumstances, other consideration, television and radio stations provide us with commercial airtime inventory that we sell to advertisers. Because we incur all costs related to the preparation and transmission of our traffic and news reports and we provide our services in exchange for advertising inventory, radio and television stations incur no out-of-pocket costs when contracting for our services. We expect to begin generating revenue from our Canadian operations in January 2006. Although GTN is a Delaware corporation with principal offices located in Las Vegas, Nevada, we do not provide, nor do we intend to provide, traffic or news reports to radio or television stations in the United States.
The Services We Provide — Radio Traffic Reports, Radio News Reports and TV Reports
      The information reports we provide to radio and television stations are divided into three categories based on the content of the report and the medium in which it is delivered. Collectively, we refer to these reports as our “Information Reports.”

•	Radio Traffic Reports: Through our information-gathering infrastructure and the use of external traffic information services, we provide daily scheduled customized traffic reports to radio stations that contract to receive our services.

•	Radio News Reports: We have recently commenced building upon our Radio Traffic Reports platform to provide general news reports to radio stations that complement our customized traffic reports.

•	TV Reports: In early 2005, we began providing regularly scheduled video traffic reports to television stations. In addition, because our aircraft are often already in the air covering traffic conditions, they are often first to arrive at the scene of a breaking news story. In a strategic effort to expand our reach into the television markets, we have been using this on-the-scene presence to compile video footage of such breaking news, which we provide to television stations that contract for our regularly scheduled TV Reports.
      The radio stations that contract to receive our Radio Traffic Reports and Radio News Reports become members of our “Radio Network.” Likewise, the television stations that contract to receive our TV Reports become members of our “TV Network.” Collectively, we refer to the members of these Networks as our “Affiliates.” We offer all three categories of Information Reports to our Affiliates in

Australia, but will initially offer only Radio Traffic Reports to our Affiliates in Canada. We intend to add Radio News Reports and TV Reports to our Canadian operations as such operations expand.
      We customize our Information Reports to meet each Affiliate’s requirements with respect to the number of Information Reports broadcast per day, the length of the Information Report, the time of the broadcast and the content of the Information Report, including the geographic area covered by the Information Report. We typically work closely with our Affiliates’ program directors, news directors, and general managers to ensure that we meet their specifications and quality standards. Our Affiliates participate in the selection of the on-air broadcasters for their stations to ensure that the broadcaster’s style is appropriate for their stations’ formats. Our broadcasters often become “on-air personalities” on our Affiliates’ stations as a result of their on-air presence and interaction with the stations’ on-air personnel. In order to realize operating efficiencies, we endeavor to utilize our professional broadcasters on multiple stations within a particular market. Generally, each of our broadcasters delivers Information Reports to between two and four of our Affiliates, although on occasion we provide exclusive talent for an Affiliate.
Our Sources of Revenue — Sale of Commercial Airtime Inventory
      In exchange for our Information Reports and, in certain circumstances, additional consideration, our Affiliates provide us with commercial airtime inventory that is broadcast immediately adjacent to an Information Report. This commercial airtime inventory is combined into multiple information sponsorship packages that we sell to advertisers on a local, regional or national network basis. Our information sponsorship packages are run on a percentage-based rotation such that, each advertiser receives its pro rata share of advertisements sold by us for broadcast on each of the Affiliates’ stations throughout the relevant market or markets, primarily during prime morning and afternoon drive periods.
      Because our advertisements are broadcast immediately adjacent to our Information Reports, we believe that they are a highly effective advertising medium. As of September 30, 2005, according to AC Nielsen, our Australian Radio Traffic Reports are heard by approximately 6.7 million people (ages ten and over) in five of the Australian markets in which we operate and our information sponsorship packages on the Radio Network reach, on average, over 80% of the listeners in the Australian markets in which we operate. Because we consolidate all of our commercial airtime inventory on a Network basis, we are able to offer advertisers an affordable, broad-based advertising vehicle that currently reaches multiple markets throughout Australia and that we expect will have similar reach in Canada.
      The substantial majority of our revenue has been generated from the sale of commercial airtime inventory received in exchange for our Radio Traffic Reports in Australia. In the fiscal quarter ended September 30, 2005, approximately 89% of our revenue was attributable to sales of commercial airtime inventory received in exchange for such Radio Traffic Reports. We currently generate limited revenue from our Radio News Reports and TV Reports in Australia and have generated no revenue to date from our Canadian operations. We expect to begin delivering Radio Traffic Reports to our Canadian Affiliates and accumulating related commercial airtime inventory in December 2005, and anticipate generating revenue from our Canadian operations commencing in January 2006. We also expect to accumulate increasing amounts of commercial airtime inventory from our Australian operations as we continue to expand our Radio News and TV Reports in Australia. We expect to sell the increased commercial airtime inventory generated by our new and expanded operations in the same manner as we have sold commercial airtime inventory generated through our Radio Traffic Reports in Australia. Our experience indicates, however, that there is generally a delay between the acquisition of commercial airtime inventory from new or expanded operations and the realization of increased revenue from the sale of such inventory.
      All of our growth in revenue, cash flows, net income and inventory has been internally generated by geographic expansion into new Australian markets, increasing the number of Affiliates in existing markets, and increased utilization of existing commercial airtime inventory. Although we have not engaged in acquisitions to date and have no definitive plans in place to do so, we intend explore opportunities for strategic acquisitions in new or existing markets as opportunities present themselves and as our financial resources permit.

The Markets We Serve
      Australia. To date, our operations have been substantially comprised of providing Radio Traffic Reports to our Radio Network Affiliates in Australia and selling the resulting radio commercial airtime inventory we receive in exchange for these Information Reports. In July 2005, we began providing Radio News Reports on ten radio stations throughout five of our Australian markets under an agreement we entered into with Austereo Pty Ltd (“Austereo”), the largest radio broadcaster in Australia. The number of Affiliate stations currently comprising our Networks and the number of Australian markets in which we operate are set forth below:

	Number of
Australia	Affiliate Stations	Number of Markets

Radio Traffic Reports	64	17
Radio News Reports	10	5
TV Reports	8	4
      Our Australian operations are conducted by The Australia Traffic Network Pty Limited, an Australian proprietary company registered under the Corporations Act of Australia (“ATN”). ATN is currently a separate entity which is controlled by the same shareholder base that controls GTN. Prior to the effective time of this offering, we will exchange 4,000,000 shares of our common stock and issue an aggregate of $1.4 million in promissory notes to the ATN shareholders for all of the outstanding ordinary shares of ATN, after which ATN will be our wholly-owned subsidiary. See “Conventions and Assumptions Used in this Prospectus.”
      Canada. We began developing the infrastructure to support our Canadian operations in May 2005. On October 21, 2005, we entered into an agreement with Corus Entertainment, Inc. (“Corus”), one of the largest radio broadcasters in Canada, to provide Radio Traffic Reports on 24 radio stations throughout seven markets. We expect to begin delivering Radio Traffic Reports to our Canadian Affiliates and accumulating related commercial airtime inventory in December 2005, and anticipate generating revenue from our Canadian operations commencing in January 2006. The number of Affiliate stations currently comprising our Networks and the number of Canadian markets in which we operate are set forth below:

	Number of
Canada	Affiliate Stations	Number of Markets

Radio Traffic Reports	32	7
      Our Canadian operations are conducted by our wholly owned subsidiary, Global Traffic Canada, Inc., a Delaware corporation (“GTC”) that operates through its wholly owned subsidiary, Canadian Traffic Network ULC, an Alberta business corporation (“CTN”).
      Potential Additional Markets. We intend to expand into additional international markets as opportunities present themselves and as our financial resources permit. In addition, we have entered into a three-year agreement with Metro Networks Communications, Limited Partnership, a Delaware limited partnership (“Metro”), an affiliate of Metro Networks Communications, Inc., a provider of traffic and information reports to radio and television stations primarily in the United States and a wholly owned subsidiary of Westwood One, Inc. Under this agreement, Metro serves as our non-exclusive sales representative for sales of commercial airtime inventory to advertisers located in the United States and we similarly serve as Metro’s non-exclusive sales representative for sales to advertisers located in Canada. The agreement prohibits us from competing with Metro in the United States during the term of the agreement. See “Certain Relationships and Related Transactions.”
Our Address
      Our executive offices are located at 7251 West Lake Mead Boulevard, Suite 300, Las Vegas, Nevada 89128 and our telephone number is (702) 562-4151.

Conventions and Assumptions Used in this Prospectus
      Global Traffic Network, Inc. is a Delaware corporation established on May 16, 2005 to be a holding company. We currently have one wholly-owned subsidiary, Global Traffic Canada, Inc. (“GTC”), a Delaware corporation that will conduct our Canadian business operations through its wholly-owned subsidiary, Canadian Traffic Network ULC, an Alberta business corporation (“CTN”). Our Australian business operations are conducted through The Australia Traffic Network Pty Limited (“ATN”), an Australian proprietary company registered under the Corporations Act of Australia. ATN is currently a separate entity which is controlled by the same shareholder base that controls GTN. Pursuant to a Securities Exchange Agreement dated December 13, 2005 among GTN, ATN and the holders of all of the outstanding ordinary shares of ATN, prior to the effective time of this offering, we will exchange 4,000,000 shares of our common stock and issue an aggregate of $1.4 million in promissory notes to the ATN shareholders for all of the outstanding ordinary shares of ATN (the “Share Exchange”), after which ATN will be our wholly-owned subsidiary. These promissory notes (the “Share Exchange Notes”), which are intended to cover the estimated tax consequences to such shareholders of the Share Exchange, will be paid in their entirety on the closing date of this offering out of the proceeds of this offering. Unless we indicate otherwise, the information in this prospectus assumes that the Share Exchange, including issuance of the Share Exchange Notes, has been completed such that (i) our authorized capital is as set forth under “Description of Capital Stock,” and (ii) that ATN and GTC are each wholly-owned subsidiaries of ours. In that regard, our pro forma consolidated balance sheet data as of September 30, 2005 reflects the Share Exchange, including issuance of the Share Exchange Notes, but does not take into account repayment of the Share Exchange Notes or any other activity after September 30, 2005. Similarly, discussions in this prospectus regarding our financial information reflect such information on a pro forma consolidated basis giving effect to such actions. All intercompany transactions and balances have been eliminated.
      Throughout this prospectus, our fiscal years ended June 30, 2001, June 30, 2002, June 30, 2003, June 30, 2004 and June 30, 2005 are referred to as fiscal years 2001, 2002, 2003, 2004 and 2005, respectively. Our fiscal year consists of 52 weeks, commencing on July 1 of each year and ending on June 30 of the subsequent year. Unless we indicate otherwise, all discussions in this prospectus of our financial information “since July 1, 2000” or our financial information “to September 30, 2005” contained in this prospectus refer to our financial information for the period from July 1, 2000 through September 30, 2005 (the last day of our most recently completed fiscal quarter).
      Although we have derived substantially all of our income and revenue to date from our Australian operations and expect to begin generating revenue from our Canadian operations in January 2006, we report our financial condition and results of operation in United States dollars and all references to dollar amounts in this prospectus refer to United States dollars unless stated otherwise. Income statement amounts are converted from Australian dollars and Canadian dollars to United States dollars based on the average exchange rate for the period covered. Assets and liabilities are converted based on the exchange rate as of the applicable balance sheet date. Equity is converted based on the exchange rate in place at the time of the applicable investment. Foreign currency translation adjustments occur when the income statement and balance sheet are converted at different exchange rates and are recognized as other comprehensive income or loss in the financial statements. For reference, the exchange rates from United States dollars to Australian dollars applicable to our income statement data for the three months periods ended September 30, 2005 and 2004, and for fiscal years 2005, 2004 and 2003, and applicable to our balance sheet data as of September 30, 2005 and June 30, 2005 and 2004 are set forth below:

Income Statement Period	Exchange Rate	Balance Sheet Date	Exchange Rate

Three month period ended September 30, 2005	0.7593	September 30, 2005	0.7620
Three month period ended September 30, 2004	0.7099
Year ended June 30, 2005	0.7539	June 30, 2005	0.7624
Year ended June 30, 2004	0.7140	June 30, 2004	0.6944
Year ended June 30, 2003	0.5850
      Throughout this prospectus, we assume an offering price of $6.00 per share, which is the midpoint of the range of our expected per share initial public offering price. Unless we indicate otherwise, all of the information in this prospectus assumes that the Underwriter does not exercise its option to purchase up to 510,000 additional shares of our common stock within 45 days from the date of this prospectus to cover over-allotments.
      Throughout this prospectus, we refer to the radio stations that contract to receive our Radio Traffic Reports and Radio News Reports as members of our “Radio Network” and the television stations that contract to receive our TV Reports as members of our “TV Network.” Collectively, we refer to the members of these Networks as our “Affiliates.” In addition, we collectively refer to the Radio Traffic Reports, Radio News Reports and TV Reports that we provide to Affiliates as our “Information Reports.”
The Offering

Common stock offered	3,400,000 shares

Common stock outstanding before the offering(1)	8,500,000 shares

Common stock outstanding after the offering(1)(2)	11,900,000 shares

Use of Proceeds	Capital expenditures, operating expenses and working capital related to expansion into Canada, repayment of the Share Exchange Notes, general working capital and corporate purposes.

Risk Factors	You should read the “Risk Factors” section of this prospectus beginning on page 8 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market Symbol	GNET(3)

(1)	Excludes an aggregate of 1,200,000 shares of our common stock currently reserved for issuance under our 2005 Stock Incentive Plan (the “2005 Plan”), none of which are subject to outstanding incentive, grants. We intend to grant options to purchase a total of 100,000 shares of our common stock to two of our outside directors on the effective date of this offering.

(2)	Excludes an aggregate of 340,000 shares of our common stock issuable upon the exercise of a warrant to be granted to Feltl and Company, the underwriter for this offering (the “Underwriter”), and excludes up to an aggregate of 510,000 shares issuable to the Underwriter if it exercises its over-allotment option in full, as described under “Underwriting.”

(3)	We intend to apply to list our common stock on the Nasdaq National Market under this symbol.

Summary Historical and Pro Forma Financial Data
      The following tables summarize financial and operating data included in this prospectus. The summarized actual and summarized pro forma consolidated statement of operations data set forth in these tables has been derived from the audited financial statements of GTN for the fiscal year ended June 30, 2005 and the unaudited financial statements for the three month period ended September 30, 2005, the audited financial statements of ATN for the fiscal years ended June 30, 2005, 2004 and 2003 and the unaudited financial statements for the three months ended September 30, 2005 and 2004, all of which are included elsewhere in this prospectus, and the unaudited financial statements of ATN for the fiscal years ended June 30, 2002, and 2001, which are not included in this prospectus. The summarized actual and summarized pro forma consolidated balance sheet data set forth in these tables has been derived from the audited financial statements of GTN for the fiscal year ended June 30, 2005 and the unaudited financial statements for the three month period ended September 30, 2005, the audited financial statements of ATN for the fiscal years ended June 30, 2005 and 2004 and the unaudited financial statements for the three months ended September 30, 2005 and 2004, all of which are included elsewhere in this prospectus, and the unaudited financial statements of ATN for the fiscal years ended June 30, 2003, 2002, and 2001, which are not included in this prospectus.
      The summarized pro forma consolidated data assume that the Share Exchange, including issuance of the Share Exchange Notes, was completed on July 1, 2004. Pro forma income (loss) per common share and pro forma weighted average common shares outstanding assume that the Share Exchange was completed on July 1, 2000. All inter-company transactions and balances have been eliminated. The summarized pro forma as adjusted consolidated data further assume that the proceeds of this offering, net of discounts, commissions and estimated offering expenses, have been received by us, but does not take into account repayment of the Share Exchange Notes or any other activity after September 30, 2005. With the exception of expenses incurred by GTN since its incorporation in May 2005, all historical data pertains to ATN. This summary data should be read together with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
Historical and Pro Forma Consolidated Statement of Operations Data:

	Years Ended June 30,

	Actual	Actual		Actual	Actual	Actual	Actual
	GTN	ATN	Pro Forma	ATN	ATN	ATN	ATN
	2005	2005	2005	2004	2003	2002	2001

			(Unaudited)			(Unaudited)	(Unaudited)
	(In thousands except share and per share amounts)
Revenues	$—	$15,380	$15,380	$11,154	$5,709	$3,482	$2,988
Operating expenses	29	8,679	8,708	7,871	2,369	1,580	1,386
Selling, general and administrative expenses	133	4,042	4,175	2,750	2,003	1,344	1,267
Depreciation and amortization	—	282	282	205	117	60	35

Net operating (loss) income	(162)	2,377	2,215	328	1,220	498	300
Interest expense	—	99	99	93	23	93	52
Other (income) expense	—	(18)	(18)	29	17	69	(4)

Net (loss) income before income taxes	(162)	2,296	2,134	206	1,180	336	252
Income tax expense (benefit)	—	698	698	74	348	105	(142)

Net (loss) income	$(162)	$1,598	$1,436	$132	$832	231	394
(Loss) income per common share:
Basic and Diluted	$(0.04)	$11.64	$0.17	$0.88	$5.25	$1.46	$2.49
Weighted average common shares outstanding:
Basic and Diluted	3,684,602	137,302	8,500,000	149,658	158,344	158,344	158,344
Pro forma (loss) income per common share (unaudited):
Basic and Diluted	$(0.02)	$0.19	$0.17	$0.02	$0.10	$0.03	$0.05
Pro forma weighted average common shares outstanding (unaudited):
Basic and Diluted	8,500,000	8,500,000	8,500,000	8,500,000	8,500,000	8,500,000	8,500,000

	For the Three Months Ended September 30

	Actual GTN	Actual ATN	Pro Forma	Actual ATN
	2005	2005	2005	2004

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands except share and per share data)
Revenues	$—	$4,181	$4,181	$3,605
Operating expenses	53	3,239	3,292	1,973
Selling, general and administrative expenses	269	1,166	1,435	890
Depreciation and amortization	—	127	127	59

Net operating (loss) income	(322)	(351)	(673)	683
Interest expense	—	35	35	31
Other expense	5	1	6	6

Net (loss) income before income taxes	(327)	(387)	(714)	646
Income tax (benefit) expense	—	(114)	(114)	196

Net (loss) income	$(327)	$(273)	$(600)	$450
(Loss) income per common share:
Basic and Diluted	$(0.09)	$(2.02)	$(0.07)	$3.21
Weighted average common shares outstanding:
Basic and Diluted	3,684,602	135,453	8,500,000	140,385
Pro forma (loss) income per common share (unaudited):
Basic and Diluted	$(0.04)	$(0.03)	$(0.07)	$0.05
Pro forma weighted average common shares outstanding (unaudited):
Basic and Diluted	8,500,000	8,500,000	8,500,000	8,500,000
Historical and Pro Forma Consolidated Balance Sheet Data:

	As of Fiscal Year Ended June 30,

	Actual	Actual		Pro Forma	Actual	Actual	Actual	Actual
	GTN	ATN	Pro Forma	As Adjusted	ATN	ATN	ATN	ATN
	2005	2005	2005	2005	2004	2003	2002	2001

			(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)
Cash and cash equivalents	$25	$26	$51	$17,690	$318	$649	$9	$300
Total assets	113	6,673	6,616	24,172	3,848	3,373	1,529	1,083
Total liabilities	275	5,315	6,820	6,820	3,535	2,503	1,447	1,231
Stockholders (deficit) equity	(162)	1,358	(204)	17,352	313	870	82	(148)

	As of Period Ended September 30, 2005

	Actual	Actual		Pro Forma
	GTN	ATN	Pro Forma	As Adjusted

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash and cash equivalents	$154	$1	$155	$17,894
Total assets	404	7,297	7,007	24,563
Total liabilities	892	6,343	7,941	7,941
Stockholders (deficit) equity	(488)	954	(934)	16,622

RISK FACTORS
      Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus. The following risks could materially harm our business, financial condition or future results. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.
Risks Related to Our Business and Our Industry

Our past operating results may not be indicative of our future performance.
      Our wholly-owned subsidiary, ATN, introduced its services in Australia in 1997. Through our wholly-owned subsidiary, CTN, we expect to begin delivering Radio Traffic Reports to radio stations in Canada in December 2005 and generating revenue from our Canadian operations in January 2006. Although certain members of management have experience with international markets, we have a limited history of providing our services in Australia and no history of providing our services outside of Australia. See “Risks Related to Our Business and Our Industry — We intend to expand into additional international markets and our inexperience in those markets increases the risk that our international expansion efforts will not be successful.” The success of any previous services in Australia may not be indicative of the results of our efforts to provide continued or additional services in Australia or to provide our services in Canada or in other markets. The successful operation of our services will require a certain level of continued capital expenditures and operating expenditures which we are committed to undertaking. There can be no assurance that we will be able to operate and expand our business as contemplated. See “Description of the Business.”

We have incurred operating losses in connection with the introduction and expansion of Radio News Reports and TV Reports in Australia and we may be unable to conduct our expanded operations profitably.
      We recently began providing Radio New Reports and expanded TV Reports to certain Affiliate radio and television stations in Australia. In July 2005, we began providing Radio News Reports on ten radio stations throughout our five largest Australian markets under an agreement we entered into with Austereo Pty Ltd, the largest radio broadcaster in Australia. We estimate that we will incur, on an annualized basis, approximately $3.5 million of additional expenses in connection with performing services under this agreement. There can be no assurance that we will be able to generate sufficient revenue to cover these expenses.
      Although providing Radio News Reports and TV Reports is similar to providing Radio Traffic Reports, we have limited experience in delivering news information reporting services and in the television broadcast market. Because our provision of Radio News Reports and TV Reports is relatively untested, there is no assurance that these Information Reports will be accepted into the marketplace of radio and television stations. Additional radio television stations may not subscribe to receive our Radio News Reports and TV Reports and the stations currently subscribing for these services may not continue to subscribe after their existing contracts expire. If we are unable to expand our Radio News and TV Networks or retain the current subscribers of Radio News Reports and TV Reports, we may not accumulate sufficient levels of commercial airtime inventory from these services to justify continuing to provide them. Even if we are able to expand our provision of Radio News Reports and TV Reports and accumulate increasing amounts of commercial airtime inventory, we may not be able to generate sufficient revenue from the sale of commercial airtime inventory attributable to the these services to offset the up-front costs incurred in introducing them. In either case, we would continue to incur net losses, our financial condition may suffer and our stock price may decline. See “Description of the Business.”

We have incurred operating losses in connection with our expansion of operations into Canada and may be unable to operating profitably in Canada.
      In addition to our Australian business expansion, we are currently in the process of expanding operations to serve Canadian markets. In connection with our expansion into Canada, we have incurred net losses of approximately $210,000 for the three month period ended September 30, 2005 and $160,000 for the period from May 16, 2005 (inception ) through June 30, 2005. We expect losses to increase for the foreseeable future as our expenses significantly increase in connection with commencing and developing our service offerings, building our infrastructure and developing our base of advertisers. If our Canadian revenue grows more slowly than we anticipate, or if our operating expenses are higher than we expect, we may not be able to achieve, sustain or increase profitability. Although our provision of Radio Traffic Reports in Australia has generally operated profitably, we may be unable to replicate such profitable operations in Canada or in any other country in which we may introduce operations, due to cultural differences, regulatory restrictions, economic instability, or otherwise. If we are unable to operate profitably in Canada, we may be forced to abandon Canadian operations without recovering the up-front costs incurred in our expansion efforts, in which case our financial condition will suffer and our stock price may decline.

Our success depends on our ability to compete successfully in obtaining contracts with radio and television stations.
      The success of our business is largely dependent on our ability to maintain and acquire contracts with radio and television stations (“Affiliate Contracts”) in Australia, Canada and any other market into which we may expand our operations in the future. We face various sources of competition in providing our information reporting services. We believe that single market operators and groups of stations (whether or not under common ownership) that prepare and deliver their own traffic and news reports comprise our primary competition. Consolidation in the radio and television markets may create additional opportunities and economies of scale for large radio and/or television groups to provide their own services which would pose greater competition for us. In addition to providers of broadcast reports, there are also alternative means of compiling traffic information and delivering such information to the public. Certain governmental agencies, including some state and local departments of transportation, generate selected traffic flow data through strategically positioned cameras that monitor traffic flow, which could be used by our competitors and accessed by consumers. We may also face future competition from providers of information reporting services that utilize new technologies to which we may not have access, both for the gathering and delivery of information. Such new technologies may reduce the demand for our services or render our services obsolete. Our current and potential competitors may offer alternative types of information services and may have substantially greater financial, technical, marketing and other resources than we do. There can be no assurance that our business will not be adversely affected by current or increased competition for acquiring Affiliate Contracts and providing information services in the markets in which we operate. See “Description of the Business — Competition.”

Our success depends on our ability to compete successfully in selling commercial airtime inventory to advertisers.
      Our business success is dependent on our ability to sell our commercial airtime inventory received from our Affiliates in exchange for our information reporting services. Selling advertising is highly competitive. We compete for advertising dollars with radio and television stations, including our Affiliates, as well as with other media, including local print and other forms of communications media including newspapers, magazines, outdoor advertising, transit advertising, Internet advertising, direct response advertising, yellow page directories and point-of-sale advertising, among others. As a result of advertising competition, we experience and expect to continue to experience increased price competition, which could result in a decline in our revenue for radio and television advertising, adversely affecting the results of our operations and negatively impacting the price of our common stock. See “Description of the Business — Competition.”

      In addition, our overall business is subject to competition from existing or future entities that provide information reporting services in exchange for network-based advertising spots using a business model that is similar to ours. Such a competitor currently exists in Canada, operating primarily in Toronto but also operating in other Canadian markets in which we intend to introduce our services. In the face of such competition, whether in Australia, Canada or any other market in which we introduce our services, we may not be able to provide information reporting services that are superior to our competitors. Even if we provide superior services, the presence of a competing service provider may lead to confusion and provide advertisers with additional leverage in negotiating the sale terms of our commercial airtime inventory. Such effects of competition may adversely affect of results of operations and negatively impact the price of our common stock.

Our success is dependent upon the successful performance of the advertising industry.
      Because we generate substantially all of our revenues through the sale of commercial advertising, the success of our business is closely linked to the performance of the advertising industry. The advertising industry, in turn, tends to be affected by general economic conditions and is sensitive to the overall level of consumers’ disposable income within a given market. As such, a decline in general economic conditions within a market in which we operate could adversely affect advertising revenues generated from that market and, in turn, have an adverse effect on our business, operating results and financial conditions and the price of our stock. See “Description of the Business — Competition.”

Our ability to maintain our Affiliate Contracts is subject to risks associated with the potential consolidation of radio and television stations in the markets in which we operate and will operate in the future.
      The continued success of our business is largely dependent upon our ability to maintain Affiliate Contracts with radio and television stations in Australia, Canada and any other market into which we may expand our operations in the future. If radio and television stations in the markets in which we operate consolidate, a broadcaster may determine that it is in its best interest to produce a product similar to ours internally and terminate our Affiliate Contract subsequently eliminating our supply of commercial airtime inventory from such broadcaster. In addition, consolidation in the industry will result in fewer station owners who may be able to negotiate with increased leverage for Affiliate Contracts. Further, consolidation may result in a fewer number of Affiliate Contracts comprising a larger number of stations and constituting a greater percentage of our base of contracts. Subsequent to consolidation, losing one Affiliate Contract may have a much greater impact on our Company. Consolidation in the industry and its potential effects could result in a significant decline in our revenue or increases in our expenses.

The loss of Austereo Pty Ltd. as one of our Affiliates in Australia would significantly decrease the amount of our commercial airtime inventory, which could have an adverse effect on our results of operations and our stock price.
      Austereo Pty Ltd., one of our Affiliates, is the largest radio broadcaster in Australia and provides us with approximately 28% of the radio commercial airtime inventory we receive in exchange for Radio Traffic Reports and Radio News Reports and other consideration. When sold to advertisers, this commercial airtime inventory accounts for a material amount of our Australian revenues. We have entered into an agreement with Austereo, effective April 1, 2004 and expiring June 30, 2006, pursuant to which we provide regularly-scheduled Radio Traffic Reports to ten Australian radio stations operated by Austereo in Sydney, Melbourne, Brisbane, Adelaide and Perth. In addition, we have entered into an agreement with Austereo effective July 1, 2005 pursuant to which we are providing Radio News Reports to these same ten radio stations through June 30, 2008. If we are unable to retain Austereo as an Affiliate, the amount of our commercial airtime inventory would decrease significantly. As a result, we would likely experience a corresponding decrease in revenues from commercial airtime inventory sales which, in turn, could have a material adverse effect on our results of operations and the market price of our stock. See “Description of the Business — Generating Revenue Through Advertising Sales — Significant Supplier.”

Our business is subject to risks related to international operations.
      We conduct business globally and, as a result, face added expenses related to the engagement of legal, accounting and other experts in each country in which we currently operate or may operate in the future. In addition, our future results could be materially adversely affected by a variety of uncontrollable and changing factors including, among others, regulatory, social, political, or economic conditions in a specific country or region, trade protection measures and other regulatory requirements, government spending patterns and natural disasters. We are also exposed to risks associated with changes in the laws and policies that govern foreign investments in countries where we have operations as well as, to a lesser extent, changes in United States laws and regulations relating to foreign trade and investment. Such changes in laws, regulations and conditions could have a material adverse effect on our business or financial condition.

Our revenue and expenses are affected by fluctuations in currency exchange rates.
      Nearly all of our expenditures and potential revenue will be spent or derived outside of the United States. As a result, fluctuations between the United States dollar and the currencies of the countries in which we operate may increase our costs or reduce our potential revenue. Changes in currency exchange rates may affect the relative prices at which we and our foreign competitors purchase and sell services in the same market. Foreign currency exchange rates in the markets in which we operate have been subject to substantial fluctuation. For example, the exchange rate from United States dollars to Australian dollars applicable to our income statement data for fiscal years 2005, 2004 and 2003 are 0.7539, 0.7140, and 0.5850, respectively. Though we have not hedged our exposure to foreign currency exchange rate changes, we may choose to hedge our exposure to foreign currency exchange rate changes in the future, but there is no guarantee such hedging, if undertaken, will be successful.

We intend to expand into additional international markets and our inexperience in those markets increases the risk that our international expansion efforts will not be successful.
      We expect to begin delivering Radio Traffic Reports to our Canadian Affiliates in December 2005. We also intend to explore future opportunities to expand our operations into additional international markets as opportunities present themselves and as our financial resources permit. Expansion into international markets requires significant management attention and financial resources, and our ability to provide Radio Traffic Reports profitably in Australia may not be indicative of our results in Canada or in any other country in which we may attempt to expand. Certain members of our management have experience in operating a business similar to ours in Japan. In 1999, William L. Yde III, our Chairman and Chief Executive Officer, Dale C. Arfman, our Treasurer and Secretary and Robert L. Johander, one of our directors, founded Nihon (Japan) Traffic Network, a Japanese entity unrelated to us, which operated a traffic reporting service in the Japanese market (“JTN”). JTN invested significant funds in starting up its Japanese operations and experienced a net loss of approximately $8 million dollars from its inception in 1999 until January 2002, after which JTN ceased its operations. Ken Casseri, President of CTN, and Gary Benson, another one of our directors, were also involved in JTN’s operations. The risks and obstacles JTN faced in introducing operations in Japan are indicative of the types of risks and obstacles we will face generally if and when we expand into additional international markets, including:

•	Challenges caused by distance, language and cultural differences;

•	Increased labor costs as a result of the existence or prevalence of collective bargaining arrangements, prevailing compensation structures and other employment-related matters;

•	Legal, legislative and regulatory restrictions;

•	Foreign exchange controls that might prevent us from repatriating cash earned in countries outside the United States;

•	Economic instability and export restrictions;

•	Longer payment cycles in some countries;

•	Potentially adverse tax consequences;

•	Nationalization or seizure of private assets; and

•	Higher costs associated with doing business internationally.
      These risks and obstacles may prevent us from operating profitably in any international market into which we attempt to expand our operations. If we attempt to expand into additional international markets but are unable to do so successfully, such a failed attempt could have a material adverse effect on our financial condition and results of operations, negatively impact our business prospects, and the price of our stock could decline as a result.

If we fail to secure adequate financing in the future, our continued growth and financial performance will suffer.
      Our expansion into new Australian, Canadian and international markets and continued growth of our services will require significant additional capital resources. These future capital needs are difficult to predict. We may require additional capital in order to implement an expanded business model, to take advantage of opportunities, including strategic alliances and potential acquisitions, or to respond to changing business conditions and unanticipated competitive pressures. Moreover, our day-to-day operations require the use of sophisticated equipment and technology. The maintenance and replacement of such equipment requires significant expenditures. While we believe that our current capital resources along with the proceeds from this offering will be sufficient to fund our operations through at least 12 months from the completion of this offering, we may need to seek additional funds either by borrowing money or issuing additional equity in order to handle unforeseen contingencies or take advantage of new opportunities. Such financing may not be available when needed or on terms acceptable to us. If we are unable to obtain additional funds, then we may be unable to take advantage of new opportunities or take other actions that otherwise might be important to our business or prospects.

If we fail to manage our growth effectively, our business and operating results will be harmed.
      We have experienced, and continue to experience, rapid expansion of our business and operations, which has placed, and will continue to place, significant demands on our management, operational, technical and financial infrastructure. Since March 2005, we have introduced Radio News Reports and expanded TV Reports in Australia and commenced start-up activities for our Canadian operations. We expect to begin delivering Radio Traffic Reports to our Canadian Affiliates in December 2005 and generating revenue from our Canadian operations in January 2006. Continued growth will require continued investment in personnel, facilities, technology infrastructure, and financial and management systems and controls, especially if we expand our Canadian operations as currently contemplated. If we do not effectively manage our growth, the quality of our products and services could suffer, which could negatively affect our operating results. Furthermore, this expansion could result in our expenses increasing faster than our revenue, causing our operating margins to be adversely affected.

If we fail to expand into new markets, our business and operating results could be harmed.
      Our continued growth and expansion is dependent, in part, on our ability to establish relations with radio and television stations in new markets world-wide by developing new operations or acquiring existing operations. There can be no assurance that we will be able to identify and acquire operations or establish operations in new markets or that we will be able to finance such acquisitions or expansion in the future. There can be no assurance that we will be able to integrate successfully any acquired business or realize any operating efficiencies therefrom. Further, if we engage in any such strategic transaction, we may encounter unforeseen operating challenges and expenses that may require a significant amount of management time that otherwise would be devoted to running our operations, which may harm our business and results of operations.

We may be liable for our traffic information.
      Consumers’ reliance on our traffic information could result in claims against us based on negligence or other legal theories. Users of our traffic information could claim to have suffered injuries or losses as a result of relying on our traffic information. In particular, consumers could bring claims against us based on route-selection advice. We may incur costs to defend ourselves against even baseless claims and our financial condition could be materially adversely affected if we are found liable for traffic information that we make available. Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could result in substantial costs.

Aircraft operations involve risks that may not be covered by our insurance or may increase our operating costs.
      The operation of aircraft inherently involves a degree of risk. Hazards such as harsh weather, mechanical failures, pilot error, acts of terrorism, crashes and collisions are inherent to our business and may result in personal injury, loss of life, damage to property and equipment and suspension or reduction of operations, temporarily or indefinitely. These risks include injury to or death of personnel and damage to or loss of property. In addition, if one of our aircraft were to crash or be involved in an accident, we would be exposed to significant tort liability.
      We attempt to protect ourselves against these losses and damage by carrying insurance, including general liability, aviation, workers’ compensation and property and casualty insurance. Our insurance coverage is subject to deductibles and maximum coverage amounts, and we do not carry insurance for all types of losses, including business interruption. We cannot assure you that our existing coverage will be sufficient or that in the future we will be able to maintain our existing coverage or that the premiums will not increase substantially. In addition, future terrorist activity, accidents or other events could increase our insurance rates. The loss of our liability insurance coverage, inadequate coverage from our liability insurance or future substantial increases in premiums could materially and adversely affect our business, financial condition and results of operations.
      In addition, we are subject to regulations and restrictions with regard to the operation of our aircraft. Violations of these regulations and restrictions could result on monetary penalties or the revocation of our air operating certificates. Although monetary penalties would have an impact on our results of operations if material in amount, the loss of our air operating certificates would result in temporary or permanent grounding of our aircraft, which would have a material adverse effect on our business operations.

The loss of the services of our Chairman, Chief Executive Officer and President or other key employees, or the failure to attract additional key individuals, would materially adversely affect our business.
      Our continued success is dependent to a significant degree upon the efforts of our current executive officers. We have entered into employment agreements with Messrs. Yde and Arfman and intend to enter into an employment agreement with Mr. Cody prior to the effective date of the offering. See “Management — Employment Agreements.” However, there can be no assurance that these individuals will continue to provide services to us. A voluntary or involuntary termination of employment by Messrs Yde, Arfman or Cody could have a material adverse effect on our business operations and negatively impact the price of our common stock. At present, we do not maintain key man life insurance policies for any of these individuals.
      Our continued success and viability is also dependent to a significant extent upon our ability to attract and retain qualified personnel in all areas of our business, especially management positions and the on-air broadcasters who become recognizable personalities for the stations on which they deliver Information Reports. Although our Affiliate Contracts generally prohibit stations from soliciting our employees for hire, there is no assurance that we will be able retain our most recognizable on-air broadcasters. Our employee relations and related labor costs may be impacted by collective bargaining arrangements, prevailing compensation structures and other employment-related matters. If we are unable to retain these broadcasters or attract replacements for them, our Affiliates may become dissatisfied with our delivery of Information Reports and our business may be adversely affected.

Our broadcasts in Australia and Canada are subject to regulatory bodies whose rules and regulations may adversely affect our business.
      The ownership, operation and sale of radio and television stations in Australia and Canada are subject to the jurisdiction of the Australian Communications and Media Authority (the “ACMA”) and the Canadian Radio-television and Telecommunications Commission (the “CRTC”), respectively. Among other things, the ACMA and the CRTC adopt and implement regulations and policies that directly or indirectly affect the ownership, operations and sale of radio and television stations, and have the power to impose penalties for violations of their rules. In addition, such violations may be a breach of our Affiliates’ contracts. Such regulations may adversely affect our business. We expect to be subject to similar regulations in other geographic markets we enter.
Risks Related to This Offering

Since our common stock has not been publicly traded before this offering, the price of our common stock may be subject to wide fluctuations.
      Before this offering, there was no public market for our common stock. Even though we anticipate that our shares will be quoted on the Nasdaq National Market, an active trading market for our common stock may not develop following this offering. You may not be able to sell your shares quickly or at the current market price if trading in our stock is not active. You may lose all or a part of your investment. The initial public offering price will be arbitrarily determined based on negotiations between us and the Underwriter. The market price of our common stock after the offering will likely vary from the initial offering price and is likely to be highly volatile and subject to wide fluctuations in response to the following factors, many of which are beyond our control. See “Underwriting.” These factors may include:

•	variations in our operating results;

•	addition or loss of significant Affiliates or advertisers;

•	changes in the economies in which we provide our information services;

•	the departure of the Chairman of our Board of Directors or of key executive officers;

•	the level and quality of securities analysts’ coverage for our common stock;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the governmental regulations to which we will be subject in various countries;

•	announcements by third parties of significant claims or proceedings against us;

•	the availability of new media for delivery of traffic and news reporting services; and

•	future sales of our common stock.
For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against the public company. Regardless of its outcome, this type of litigation could result in substantial costs to us and a likely diversion of our management’s attention. You may not receive a positive return on your investment when you sell your shares and you may lose the entire amount of your investment.

Our management has broad discretion over the use of the proceeds from this offering.
      Based on an assumed initial public offering price of $6.00 per share, we expect that the net proceeds from this offering will be approximately $17.6 million after deducting underwriting discounts and commissions and estimated offering expenses. Management will retain broad discretion as to the use and allocation of these net proceeds. Accordingly, our investors will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds. Management may apply the proceeds in ways that do not improve our operating results or increase the value of your investment. See “Use of Proceeds.”

The concentration of our common stock ownership by our current management will limit your ability to influence corporate matters.
      Upon completion of this offering, our directors and executive officers will beneficially own and will be able to vote in the aggregate approximately 54% of our issued and outstanding common stock (approximately 52% if the underwriter’s over-allotment option is exercised in full). As such, our current management, as stockholders, will continue to have the ability to elect or remove any or all of our directors and to control substantially all corporate activities, including tender offers, mergers, proxy contests or other purchases of common stock that could give our stockholders the opportunity to realize a premium over the then prevailing market price for their shares of common stock. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. As a result, the market price of our common stock could be adversely affected.

Our Board of Directors’ ability to issue “blank check” preferred stock and any anti-takeover provisions we adopt may depress the value of our common stock.
      Our Certificate of Incorporation authorizes 10,000,000 shares of “blank check” preferred stock. Our Board of Directors has the power to issue any or all of the shares of such preferred stock, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking stockholder approval, subject to certain limitations on this power under the listing requirements of the Nasdaq Stock Market, Inc. (“Nasdaq”). The authority of our Board of Directors to issue “blank check” preferred stock, along with any future anti-takeover measures we may adopt, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of our company not approved by our Board of Directors. As a result, our stockholders may lose opportunities to dispose of their shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price of our common stock and the voting and other rights of our stockholders may also be affected. See “Description of Capital Stock.”

You will experience immediate and substantial dilution in the value of the shares of common stock you purchase.
      The initial public offering price is substantially higher than the net tangible book value of each outstanding share of our common stock. Purchasers of common stock in this offering will experience immediate and substantial dilution. The dilution will be $4.60 per share in the net tangible book value per share of common stock from an assumed $6.00 initial public offering price, and $4.44 per share if the Underwriter exercises its option to purchase additional shares. If outstanding options to purchase shares of common stock are exercised, there would be further dilution. See “Dilution” and “Management.”

A substantial number of shares will be eligible for future sale by our current stockholders and the sale of those shares could adversely affect our stock price.
      Immediately following the sale of 3,400,000 shares of our common stock in this offering, our current stockholders will own approximately 71.4% of the outstanding shares of our common stock (approximately 68.5% if the underwriter’s over-allotment option is exercised in full).

      We, our Directors, executive officers and certain other stockholders have agreed not to offer, sell, contract to sell, swap, make any short sale of, pledge, establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Rule 16a-1 under the Exchange Act, grant any option to purchase or otherwise dispose of, or publicly announce his, her or its intention to do any of the foregoing with respect to any shares of common stock, or any securities convertible into, or exercisable or exchangeable for, any shares of common stock for a period of 12 months after the date of the final prospectus related to this offering, without the prior written consent of the Underwriter.
      If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the 12-month contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could be adversely effected. Based on shares outstanding as of December 5, 2005, upon completion of this offering, we will have outstanding 11,900,000 shares of common stock assuming no exercise of the Underwriter’s over-allotment option and 12,410,000 shares if the Underwriter exercises the over-allotment option in full. Of these shares, only the shares of common stock sold in this offering will be freely tradable, without restriction, in the public market.
      After the lock-up agreements pertaining to this offering expire 12 months after the date of the final prospectus related to this offering, up to an additional 8,500,000 shares will be eligible for sale in the public market, subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). In addition, 1,200,000 shares are reserved for future issuance under the 2005 Plan may become eligible for sale in the public market to the extent permitted by the provisions of various award agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. In connection with this offering, we will also grant to the Underwriter a warrant to purchase up to 340,000 shares of our common stock at a per share exercise price equal to 120% of the initial public offering price, which warrant will become exercisable on the one year anniversary of the date of this prospectus. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Our current executive management has little to no experience in satisfying public company reporting requirements and we must implement additional finance and accounting systems, procedures and controls in order to satisfy such requirements, which will increase our costs and divert management’s time and attention.
      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company including costs associated with our public company reporting requirements and corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and Nasdaq. Our current executive management has little to no experience in complying with such requirements and rules.
      As an example of reporting requirements, we are evaluating our internal control systems in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal control over financing reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. As a company with limited capital and human resources, we anticipate that more of management’s time and attention will be diverted from our business to ensure compliance with these regulatory requirements than would be the case with a company that has established controls and procedures. This diversion of management’s time and attention may have a material adverse effect on our business, financial condition and results of operations.
      In the event we identify significant deficiencies or material weaknesses in our internal control over financial reporting that we cannot remediate in a timely manner, or if we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our internal control over financial reporting, investors and others may lose confidence in the reliability of our financial statements and the trading price of our common stock and ability to obtain any necessary equity or debt financing could suffer. In addition, in the event that our independent registered public accounting firm is unable to rely on our internal control over financial reporting in connection with its audit of our financial statements, and in the further event that it is unable to devise alternative procedures in order to satisfy itself as to the material accuracy of our financial statements, and related disclosures, it is possible that we would be unable to file our annual Report on Form 10-K, as applicable, with the SEC, which could also adversely affect the trading price of our common stock and our ability to secure any necessary additional financing, and could result in the delisting of our common stock from the Nasdaq markets and our common stock would not be eligible for quotation on the Over-the Counter Bulletin Board. Due to the lack of an active trading market, the liquidity of our common stock would be severely limited and the market price of our common stock would likely decline significantly.
      In addition, the new rules could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, on Board committees or as executive officers.
      In anticipation of commencing and expanding our Canadian operations, we currently expect that Mr. Cody, our Chief Financial Officer and Chief Operating Officer, will increasingly focus his attentions on the Company’s operations. As such, we intend to hire a Chief Financial Officer with public company experience to facilitate Mr. Cody’s transition into operations. We may or may not be successful in identifying a suitable candidate or hiring such a candidate on terms acceptable to us.

Because we do not intend to pay dividends on our common stock, you must rely on stock appreciation for any return on your investment.
      We intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. As a result, you must rely on stock appreciation and a liquid trading market for any return on your investment. If an active and liquid trading market does not develop, you may be unable to sell your shares of common stock at or above the initial public offering price or at the time you would like to sell.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Some of the statements made in this prospectus are forward-looking statements. These forward-looking statements are based upon our current expectations and projections about future events. When used in this prospectus, the words “believe,” “anticipate,” “intend,” “estimate,” “expect” and similar expressions, or the negative of such words and expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain such words or expressions. The forward-looking statements in this prospectus are primarily located in the material set forth under the headings “Prospectus Summary,” “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” but are found in other locations as well. These forward-looking statements generally relate to our plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Although we believe that our plans and objectives reflected in or suggested by these forward-looking statements are reasonable, we may not achieve these plans or objectives. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update forward-looking statements even though our situation may change in the future.
      Specific factors that might cause actual results to differ from our expectations or may affect the value of the common stock, include, but are not limited to:

•	our inability to compete successfully with current or future competitors within our industry;

•	our inability to retain members of our executive management or other key employees;

•	the termination or impairment of our relationships with key Affiliates;

•	the termination or impairment of our advertiser relationships;

•	our inability to manage our growth effectively;

•	our expansion into international markets is unsuccessful;

•	fluctuations in foreign currency exchange rates and results of hedging transactions, if any;

•	additional financing, if required, is unavailable; and

•	unforeseen litigation.
      Other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in the “Risk Factors” section and elsewhere in this prospectus.

USE OF PROCEEDS
      Based on an assumed initial public offering price of $6.00 per share, we estimate that the net proceeds from this offering will be approximately $17.6 million, after deducting approximately $2.8 million in underwriting discounts and commissions and estimated offering expenses payable by us. If the Underwriter exercises its over-allotment option in full, then we estimate that the net proceeds to us from this offering will be approximately $20.4 million.
      We intend to use approximately $6 million to $8 million of the net proceeds from this offering to fund capital expenditures, operating expenses and working capital related to the expansion of our information reporting services in Canada. This amount includes capital expenditures of up to approximately $3 million for the purchase of six helicopters and other studio broadcast equipment. In addition, we expect to use $1.4 million of the proceeds to repay outstanding amounts under the Share Exchange Notes. We intend to use the remaining net proceeds of approximately $8.2 million to $10.2 million for general working capital and corporate purposes.
      In connection with the Share Exchange, we will issue an aggregate of $1.4 million in Share Exchange Notes to the ATN shareholders prior to the effective time of this offering. The Share Exchange Notes, which are intended to cover the estimated tax consequences to such shareholders of the Share Exchange, are non-interest bearing and will become due and payable on the closing date of this offering.
      As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds of this offering or the amounts that we will actually spend on the uses set forth above. The amount and timing of actual expenditures may vary significantly depending on a number of factors, such as the availability of debt financing on terms advantageous to us, the pace of our growth in existing markets, opportunities for expansion into new markets through acquisition or otherwise, the need to supplement, repair or replace significant items of capital equipment and the amount of cash otherwise used by operations. If our growth in existing markets occurs more quickly than we expect, we may use more of the net proceeds to fund purchases of additional capital equipment, including helicopters and fixed wing aircraft, as well as to support increased payroll demands. If we are presented with acquisition opportunities either in new or existing Australian, Canadian or international markets, we may apply a portion of the net proceeds from this offering to fund such acquisitions. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering. Until we use the net proceeds of the offering, we intend to invest them in short term, interest-bearing securities.
      We believe the proceeds of the offering, along with our anticipated revenues, will be sufficient to support our operations for at least the next 12 months and into the foreseeable future.
DIVIDEND POLICY
      We do not expect to pay cash dividends or make any other distributions in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Subject to the foregoing dividend restriction, the payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors.

CAPITALIZATION
      The following table sets forth, as of September 30, 2005:

•	the actual capitalization of GTN and ATN;

•	our capitalization on a pro forma basis to reflect the completion of the Share Exchange, including issuance of the Share Exchange Notes, and the elimination of all intercompany transactions and balances; and

•	our pro forma capitalization as adjusted further reflects the sale of 3,400,000 shares of our common stock in this offering at an assumed initial public offering price of $6.00 per share and our receipt of the estimated $17.6 million in net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, but does not reflect the repayment of the Share Exchange Notes. You should read this information in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the related notes appearing elsewhere in this prospectus.
      The table below does not reflect an aggregate of 1,200,000 shares of common stock available as of the date of this prospectus for future issuance under our 2005 Plan, none of which were subject to outstanding incentive grants as of September 30, 2005. The table also excludes (i) a total of 100,000 shares subject to options to be granted to two of our outside directors on the effective date of this offering; and (ii) up to 340,000 shares of our common stock issuable upon exercise of a warrant to be granted to the Underwriter upon the closing of this offering.
Historical and Pro Forma Consolidated Balance Sheet Data

	As of September 30, 2005

	Actual	Actual		Pro Forma
	GTN	ATN	Pro Forma	as Adjusted

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands except share and per share amounts)
Long term debt:	—	1,742	1,742	1,742
Stockholders’ equity:
GTN — common stock, par value $.001 per share:	$3	$535	$9	$12

100,000,000 shares authorized, 3,684,602 shares issued and outstanding (actual), 8,500,000 shares issued and outstanding (pro forma), and 11,900,000 issued and outstanding (as adjusted); preferred stock, par value $.001 per share:10,000,000 shares authorized, none issued and outstanding

ATN — common stock, statutory no par value:
500,000 ordinary shares authorized, 135,453 shares issued and outstanding
Additional paid in capital	—	—	(871)	16,682
Accumulated other comprehensive (loss) income	(2)	315	313	313
(Accumulated deficit) Retained earnings	(489)	104	(385)	(385)
Total stockholders’ (deficit) equity	(488)	954	(934)	16,622
Total capitalization	(488)	2,696	808	18,364
Weighted common shares outstanding	3,684,602	135,453	8,500,000	11,900,000

DILUTION
      As of September 30, 2005, our net tangible book value, presented on a pro forma basis to reflect the completion of the Share Exchange including issuance of the Share Exchange Notes, was ($955,000) or ($0.11) per share of common stock. Net tangible book value per share represents our total tangible assets, less our total liabilities, divided by the number of outstanding shares of our common stock on a pro forma basis. Dilution represents the difference between the amount per share paid by purchasers in this offering and the pro forma net tangible book value per share of common stock after the offering. After giving effect to the sale of 3,400,000 shares of common stock in this offering at an assumed offering price of $6.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, but without adjusting for any other change in our pro forma net tangible book value subsequent to September 30, 2005, our pro forma net tangible book value would have been $1.40 per share. This represents an immediate increase in pro forma net tangible book value of $1.51 per share to our existing stockholders and immediate dilution of $4.60 per share to new investors purchasing shares at the public offering price. The following table illustrates the dilution in pro forma net tangible book value per share to new investors as of September 30, 2005:

Public Offering Price	$6.00
Pro forma net tangible book value before offering	$(0.11)
Increase in pro forma net tangible book value attributable to new investors	$1.51
Pro forma net tangible book value after offering	$1.40
Dilution in pro forma net tangible book value to new Investors	$4.60
      The following table sets forth as of September 30, 2005, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing holders of our common stock and the price to be paid by new investors at an assumed public offering price of $6.00.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing Stockholders	8,500,000	71.4%	$538	2.6%	$0.06
New Investors	3,400,000	28.6%	$20,400	97.4%	$6.00

Total	11,900,000	100.0%	$20,938	100.0%	$1.76

      As of September 30, 2005, there were no shares of common stock issuable upon the exercise of outstanding stock options. The 2005 Plan authorizes the issuance of up to 1,200,000 shares of our common stock of which a total of 100,000 shares will be subject to options to be granted on the effective date of this offering to two of our outside directors. To the extent that incentives granted under the 2005 Plan are issued and exercised, there will be further dilution to new investors. The discussion and tables above assume no grants of incentives under the 2005 Plan and exclude an aggregate of 340,000 shares of our common stock issuable upon exercise of a warrant to be granted to the Underwriter in connection with this offering.

SELECTED FINANCIAL DATA
      The selected actual historical and selected pro forma consolidated statement of operations data set forth in these tables has been derived from the audited financial statements of GTN for the fiscal year ended June 30, 2005 and the unaudited financial statements for the three months ended September 30, 2005, the audited financial statements of ATN for the fiscal years ended June 30, 2005, 2004 and 2003 and the unaudited financial statements for the three months ended September 30, 2005 and 2004, all of which are included elsewhere in this prospectus, and the unaudited financial statements of ATN for the fiscal years ended June 30, 2002, and 2001, which are not included in this prospectus. The selected actual historical and selected pro forma consolidated balance sheet data set forth in these tables has been derived from the audited financial statements of GTN for the fiscal year ended June 30, 2005 and the unaudited financial statements for the three months ended September 30, 2005, the audited financial statements of ATN for the fiscal years ended June 30, 2005 and 2004 and the unaudited financial statements for the three months ended September 30, 2005, all of which are included elsewhere in this prospectus, and the unaudited financial statements of ATN for the fiscal years ended June 30, 2003, 2002, and 2001, which are not included in this prospectus.
      In the opinion of management, the unaudited statement of operations data for the three month periods ended September 30, 2005 and 2004, the two years ended June 30, 2002 and 2001, and the balance sheet data for the three years ended June 30, 2003, 2002 and 2001 and for the period ended September 30, 2005 and 2004 have been prepared on a basis consistent with the audited financial statements and include all adjustments necessary for a fair presentation of the results of operations for the periods presented.
      The selected pro forma consolidated data assumes that the Share Exchange, including the issuance of the Share Exchange Notes, was completed on July 1, 2004. Pro forma income (loss) per common share and pro forma weighted average common shares outstanding assume that the Share Exchange was completed on July 1, 2000. All intercompany transactions and balances have been eliminated. The selected pro forma as adjusted consolidated data further assume that the proceeds of this offering, net of underwriting discounts and commissions and estimated offering expenses, have been received by us, but does not take into account repayment of the Share Exchange Notes or any other activity after September 30, 2005.
      The selected historical financial data set forth below should be read together with the financial statements and the related notes, as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

Historical and Pro Forma Consolidated Statement of Operations Data:

	Years Ended June 30,

	Actual	Actual		Actual	Actual	Actual	Actual
	GTN	ATN	Pro Forma	ATN	ATN	ATN	ATN
	2005	2005	2005	2004	2003	2002	2001

			(Unaudited)			(Unaudited)	(Unaudited)
	(In thousands except share and per share amounts)
Revenues	$—	$15,380	$15,380	$11,154	$5,709	$3,482	$2,988
Operating expenses	29	8,679	8,708	7,871	2,369	1,580	1,386
Selling, general and administrative expenses	133	4,042	4,175	2,750	2,003	1,344	1,267
Depreciation and amortization	—	282	282	205	117	60	35

Net operating (loss) income	(162)	2,377	2,215	328	1,220	498	300
Interest expense	—	99	99	93	23	93	52
Other (income) expense	—	(18)	(18)	29	17	69	(4)

Net (loss) income before income taxes	(162)	2,296	2,134	206	1,180	336	252
Income tax expense (benefit)	—	698	698	74	348	105	(142)

Net (loss) income	$(162)	$1,598	$1,436	$132	$832	231	394
(Loss) income per common share:
Basic and diluted	$(0.04)	$11.64	$0.17	$0.88	$5.25	$1.46	$2.49
Weighted average common shares outstanding:
Basic and diluted	3,684,602	137,302	8,500,000	149,658	158,344	158,344	158,344
Cash dividends per share:	$—	$—	$—	$—	$1.15	$—	$—
Pro forma (loss) income per common share (unaudited):
Basic and diluted	$(0.02)	$0.19	$0.17	$0.02	$0.10	$0.03	$0.05
Pro forma weighted average common shares outstanding (unaudited):
Basic and diluted	8,500,000	8,500,000	8,500,000	8,500,000	8,500,000	8,500,000	8,500,000
Pro forma cash dividends per share (unaudited):	$—	$—	$—	$—	$0.02	$—	$—

	For the Three Months Ended September 30,

	Actual GTN	Actual ATN	Pro Forma	Actual ATN
	2005	2005	2005	2004

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands except share and per share data)
Revenues	$—	$4,181	$4,181	$3,605
Operating expenses	53	3,239	3,292	1,973
Selling, general and administrative expenses	269	1,166	1,435	890
Depreciation and amortization	—	127	127	59

Net operating (loss) income	(322)	(351)	(673)	683
Interest expense	—	35	35	31
Other expense	5	1	6	6

Net (loss) income before income taxes	(327)	(387)	(714)	646
Income tax (benefit) expense	—	(114)	(114)	196

Net (loss) income	$(327)	$(273)	$(600)	$450
(Loss) income per common share:
Basic and diluted	$(0.09)	$(2.02)	$(0.07)	$3.21
Weighted average common shares outstanding:
Basic and diluted	3,684,602	135,453	8,500,000	140,385
Cash dividends per share:	$—	$0.93	$0.01	$—
Pro forma (loss) income per common share (unaudited):
Basic and diluted	$(0.04)	$(0.03)	$(0.07)	$0.05
Pro forma weighted average common shares outstanding (unaudited):
Basic and diluted	8,500,000	8,500,000	8,500,000	8,500,000
Pro forma cash dividends per share (unaudited):	$—	$0.01	$0.01	$—
Historical and Pro Forma Consolidated Balance Sheet Data:

	As of Fiscal Year Ended June 30,

	Actual	Actual		Pro Forma	Actual	Actual	Actual	Actual
	GTN	ATN	Pro Forma	as Adjusted	ATN	ATN	ATN	ATN
	2005	2005	2005	2005	2004	2003	2002	2001

			(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)
Cash and cash equivalents	$25	$26	$51	$17,690	$318	$649	$9	$300
Total assets	113	6,673	6,616	24,172	3,848	3,373	1,529	1,083
Long term obligations	—	1,911	1,911	1,911	1,044	808	573	665
Total liabilities	275	5,315	6,820	6,820	3,535	2,503	1,447	1,231
Stockholders (deficit) equity	(162)	1,358	(204)	17,352	313	870	82	(148)

	As of Period Ended September 30,

				Pro Forma
	Actual GTN	Actual ATN	Pro Forma	as Adjusted
	2005	2005	2005	2005

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)
Cash and cash equivalents	$154	$1	$155	$17,894
Total assets	404	7,297	7,007	24,563
Long term obligations	—	1,929	1,929	1,929
Total liabilities	892	6,343	7,941	7,941
Stockholders (deficit) equity	(488)	954	(934)	16,622

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
      We provide customized traffic and news reports to radio and television stations in Australia and expect to begin providing customized traffic reports to radio stations in Canada in December 2005. In exchange for providing these services and, in certain circumstances, other consideration, television and radio stations provide us with commercial airtime inventory that we sell to advertisers. Because we incur all costs related to the preparation and transmission of our traffic and news reports and we provide our services in exchange for advertising inventory, radio and television stations incur no out-of-pocket costs when contracting for our services. We expect to begin delivering traffic reporting services to radio stations in Canada in December 2005 and generating revenue from our Canadian operations in January 2006. Although GTN is a Delaware corporation with principal offices located in Las Vegas, Nevada, we do not provide nor do we intend to provide traffic or news reports to radio or television stations in the United States.

•	Our Australian operations are conducted by The Australia Traffic Network Pty Limited, an Australian proprietary company registered under the Corporations Act of Australia (“ATN”). ATN is currently a separate entity which is controlled by the same shareholder base that controls GTN. Prior to the effective time of this offering, we will exchange 4,000,000 shares of our common stock and issue an aggregate of $1.4 million in promissory notes to the ATN shareholders for all of the outstanding ordinary shares of ATN (the “Share Exchange”), after which ATN will be our wholly-owned subsidiary. These promissory notes (the “Share Exchange Notes”), which are intended to cover the estimated tax consequences to such shareholders of the Share Exchange, will be paid in their entirety on the closing date of this offering out of the proceeds of this offering. See “Prospectus Summary — Conventions and Assumptions Used in this Prospectus.”

•	Our Canadian operations are conducted by our wholly owned subsidiary, Global Traffic Canada, Inc. (“GTC”), a Delaware corporation that operates through its wholly owned subsidiary, Canadian Traffic Network ULC, an Alberta business corporation.
      Global Traffic Network, Inc. is a holding company and conducts no operations. Unless we indicate otherwise, the discussions below regarding our financial condition and results of operations presents information on a pro forma consolidated basis which assumes that the Share Exchange, including the issuance of the Share Exchange Notes, has been completed such that (i) our authorized capital is as set forth under “Description of Capital Stock,” and (ii) that ATN and GTC are each wholly-owned subsidiaries of ours. In that regard, our pro forma consolidated balance sheet data as of September 30, 2005 and June 30, 2005 reflect the Share Exchange, including issuance of the Share Exchange Notes, and discussions in this prospectus regarding our financial information reflect such information on a pro forma consolidated basis giving effect to the Share Exchange. In each case, all intercompany transactions and balances have been eliminated.

The Services We Provide — Radio Traffic Reports, Radio News Reports and TV Reports.
      The information reports we provide to radio and television stations are divided into three categories based on the content of the report and the medium in which it is delivered. Collectively, we refer to these reports as our “Information Reports.”

•	Radio Traffic Reports: Through our information-gathering infrastructure and the use of external traffic information services, we provide daily scheduled customized traffic reports to radio stations that contract to receive our services.

•	Radio News Reports: We have recently commenced building upon our Radio Traffic Reports platform to provide general news reports to radio stations that complement our customized traffic reports.

•	TV Reports: In early 2005, we began providing regularly scheduled video traffic reports to television stations. In addition, because our aircraft are often already in the air covering traffic conditions, they are often first to arrive at the scene of a breaking news story. In a strategic effort to expand our reach into the television markets, we have been using this on-the-scene presence to compile video footage of such breaking news, which we provide to television stations that contract for our regularly scheduled TV Reports.
      The radio stations that contract to receive our Radio Traffic Reports and Radio News Reports become members of our “Radio Network.” Likewise, the television stations that contract to receive our TV Reports become members of our “TV Network.” Collectively, we refer to the members of these Networks as our “Affiliates.” We offer all three categories of Information Reports to our Affiliates in Australia, but will initially offer only Radio Traffic Reports to our Affiliates in Canada. We intend to add Radio New Reports and TV Reports to our Canadian operations as such operations expand.
      We customize our Information Reports to meet each Affiliate’s requirements with respect to the number of Information Reports broadcast per day, the length of the Information Report, the time of the broadcast and the content of the Information Report, including the geographic area covered by the Information Report. We typically work closely with our Affiliates’ program directors, news directors, and general managers to ensure that we meet their specifications and quality standards. Our Affiliates participate in the selection of the on-air broadcasters for their stations to ensure that the broadcaster’s style is appropriate for their stations’ formats. Our broadcasters often become integral “on-air personalities” on our Affiliates’ stations as a result of their on-air presence and interaction with the stations’ on-air personnel. In order to realize operating efficiencies, we endeavor to utilize our professional broadcasters on multiple stations within a particular market. Generally, each of our broadcasters delivers Information Reports to between two and four of our Affiliates, although on occasion we provide exclusive talent for an Affiliate.

Our Sources of Revenue — Sale of Commercial Airtime Inventory
      In exchange for providing our Information Reports and, in certain circumstances, other consideration, our Affiliates provide us with commercial airtime inventory comprised of advertising spots that are broadcast immediately adjacent to an Information Report. We generate revenue by packaging and selling this commercial airtime inventory for cash to advertisers on a local, regional or national network basis.

Our Expenses
      Our expenses are primarily comprised of three categories: operating expenses, selling expenses and general and administrative expenses. Operating expenses consists of all expenses related to the gathering, producing, and broadcasting of our Information Reports, including aviation costs and expenses, salaries and benefits for our on-air personalities who deliver the Information Reports and station costs. Aviation costs relate to the costs of our airborne surveillance, an integral part of our information gathering, and consist both of payments to outside vendors to lease eight fixed wing aircraft as well as the operating costs (including fuel, maintenance, and insurance) associated with the operation of our fleet of owned aircraft, which currently includes three helicopters and one fixed wing aircraft in Australia. We have made a deposit on one helicopter in Canada and intend to purchase up to five additional helicopters and lease three fixed wing aircraft in Canada as we expand our Canadian operations. Until such time that we are able to purchase the number of helicopters necessary to support our operations, we intend to lease such helicopters. Station costs consist of the reimbursement of expenses incurred by the stations that would otherwise be incurred by us as part of providing services to the station and the purchase of commercial airtime inventory. Selling expenses include salaries and benefits for our sales personnel and commissions paid on sales of our commercial airtime inventory. General and administrative expenses consists of corporate overhead, including administrative salaries, real property lease payments and salaries and benefits for our corporate executive officers and legal and accounting fees. Expenses other than selling expenses are generally spread evenly over the applicable fiscal year.

      Although we incurred expenses in fiscal year 2005 related to our provision of TV Reports in Australia and start-up costs for our Canadian operations, because our provision of Radio Traffic Reports in Australia has comprised almost all of our historical operations, substantially all of our historical expenses through June 30, 2005 have been associated with the provision of such services and sales efforts related to the resulting commercial airtime inventory. Commencing in July 2005, however, we began incurring additional expenses attributable to the introduction of Radio News Reports and the continued expansion of the provision of TV Reports in Australia, as well as start-up expenses related to our Canadian operations.

Basis of Presentation
      We have derived substantially all of our income and revenue to date from our Australian operations and expect to begin generating revenue from our Canadian operations in 2006. However, the financial information contained in this prospectus, including the financial statements, report our financial condition and results of operation in United States dollars and unless stated otherwise, all references to dollar amounts refer to United States dollars. Income statement amounts are converted from Australian or Canadian dollars to United States dollars based on the average exchange rate for the period covered. Assets and liabilities are converted based on the exchange rate as of the applicable balance sheet date. Equity is converted based on the exchange rate in place at the time of the applicable investment. Foreign currency translation adjustments occur when the income statement and balance sheet are converted at different exchange rates and are recognized as other comprehensive income or loss in the financial statements.
      As set forth above, unless we indicate otherwise, discussions regarding our financial condition and results of operations reflect information on a pro forma consolidated basis that assumes that the Share Exchange has been completed and all inter-company balances and transactions have been eliminated such that (i) our authorized capital is as set forth under “Description of Capital Stock” and (ii) that ATN and GTC are each wholly-owned subsidiaries of GTN.

Selected Historical Financial Performance.
      From fiscal year 2001 through fiscal year 2005, our annual revenues have increased from approximately $3.0 million to approximately $15.4 million and our net income has increased from approximately $0.4 million to approximately $1.4 million. We experienced a significant decrease in net income in fiscal year 2004 compared to fiscal year 2003 which resulted primarily from our incurring approximately $5.5 million of additional operating expenses in connection with the addition of Austereo Pty Ltd, the largest radio broadcaster in Australia (“Austereo”) as an Affiliate to our Radio Network. Although increased revenues during fiscal year 2004 resulting from the addition of this Affiliate did not offset the additional expenses incurred, the addition provided increased commercial airtime inventory that was responsible in part for a 37.5% increase revenue in the subsequent fiscal year (approximately $15.4 million of revenues in fiscal year 2005 compared with approximately $11.2 million in fiscal year 2004). Over the same period, our net income increased from approximately $0.1 million in fiscal year 2004 to approximately $1.4 million in fiscal 2005. Our net income for fiscal year 2005 includes a loss of approximately $0.2 million in start-up costs related to our operations in Canada.
      The substantial majority of our revenues have been generated from the sale of commercial airtime inventory received in exchange for our Radio Traffic Reports in Australia, including approximately 89% of our fiscal year 2006 revenue through September 30, 2005. We currently generate limited revenue from commercial airtime inventory receive in exchange for our Radio News Reports and TV Reports in Australia and have generated no revenue from our Canadian operations, which we are currently in the process of commencing. We expect to begin accumulating commercial airtime inventory from our Canadian operations in December 2005 and expect to begin generating revenue in Canada shortly thereafter. We also expect to accumulate increasing amounts of commercial airtime inventory from our Australian operations as we continue to expand the provision of Radio News Reports and TV Reports in Australia. We expect to sell the increased commercial airtime inventory generated by our new Canadian and expanded Australian operations in the same manner as we have sold commercial airtime inventory generated from our provision of Radio Traffic Reports in Australia. Our experience indicates, however, that there is generally a delay between acquiring commercial airtime inventory from new or expanded operations and the realization of increasing revenue from the sale of such inventory.
      All of our growth in revenue, cash flows, net income and inventory has been internally generated by expansion into new Australian markets, increasing the number of Affiliates in existing markets, and increased utilization of existing commercial airtime inventory. Although we have not engaged in acquisitions to date and have no definitive plans in place to do so, we intend to make strategic acquisitions in new or existing markets as opportunities present themselves and as our financial resources permit.
      We believe that advertising revenues in general vary moderately over the calendar year, with the three month period ending December 31 generally resulting in the highest revenues and the three month periods ending March 31 generally resulting in the lowest revenues. This industry trend is mainly attributable to increases in the level of advertiser demand, and resulting increases in average advertising spot rates, during the months leading up to the Christmas holiday season and lower advertiser demand following the end of the holiday season which leads to lower average advertising spot rates during that time. We believe that this general trend in advertising revenues is applicable to our business. Our expenses other than sales costs are generally spread evenly over the fiscal year. As a result, we generally experience seasonality in the amount of our net income absent growth based on the addition of new Affiliates.
Results of Operations
      The results of operations reflect the operations of GTN on a consolidated basis as if ATN and GTC were wholly-owned subsidiaries throughout the periods presented and discussed. All inter-company balances and transactions have been eliminated.

Three Months Ended September 30, 2005 Compared to the Three Months Ended September 30, 2004
      During the three months ended September 30, 2004 substantially all of our expenses resulted from our provision of Radio Traffic Reports to Affiliates in Australia and substantially all of our revenues were derived from sales of commercial airtime inventory acquired by us in exchange for such Radio Traffic Reports. Our operating results during the three months ended September 30, 2005 reflect our provision of Radio Traffic Reports, Radio News Reports and TV Reports in Australia and the revenue generated therefrom, as well as set-up costs for our Canadian operations and corporate overhead.
      Revenue. Revenue increased from approximately $3.6 million in the three months ended September 30, 2004 to approximately $4.2 million in the three months ended September 30, 2005, an increase of approximately 16.7%. The increase in revenue was primarily driven by a 28% increase in availability of commercial airtime inventory in the fiscal year 2005 period, leading to an increase of approximately 17% in the number of advertising spots sold. Of the increase in overall commercial airtime inventory, approximately 57% percent was due to our July 2005 introduction of Radio News Reports in Australia and approximately 43% represented inventory growth from the provision of Radio Traffic Reports.
      Operating expenses. Operating expenses increased from approximately $2.0 million during the three months ended September 30, 2004 to approximately $3.3 million during the three months ended September 30, 2005, an increase of approximately 65.0%. A majority of the increase was the result of approximately $0.9 million of costs related to fulfilling our obligations under an agreement to provide Radio News Reports to Austereo commencing in July 2005. Other costs leading to the increase include approximately $0.2 million in increased station costs resulting from contractual increases and the impact of currency fluctuations from translating Australian dollars into United States dollars, approximately $0.1 million in increased payroll costs associated with additional reporters required to support increased levels of traffic commercial airtime inventory, approximately $0.1 million of costs associated with the expansion of our TV Network, and approximately $0.1 million of costs incurred in preparation for commencing operations in Canada.

      Selling, general and administrative expenses. Selling, general and administrative expenses increased from approximately $0.9 million during the three months ended September 30, 2004 to approximately $1.4 million during the three months ended September 30, 2005, an increase of approximately 55.6%. The increase in the 2005 period included approximately $0.2 million in start-up costs for our Canadian operations, approximately $0.1 million in increased sales compensation resulting from the expansion of our sales staff and the payment of commissions on greater sales, approximately $0.1 million of increased costs stemming from the expansion of our administrative staff, and approximately $0.1 million in administrative expenses related to our preparation for becoming a public company. Selling expenses as a percentage of sales decreased from approximately 15.9% for the three month periods ended September 30, 2004 to approximately 15.8% for the three month period ended September 30, 2005.
      Depreciation and amortization expense. Depreciation and amortization expense was approximately $0.1 million in both the three months ended September 30, 2004 and 2005.
      Income tax expense (benefit). Income tax expense (benefit) decreased from approximately $0.2 million during the three months ended September 30, 2004 to approximately ($0.1) million during the three months ended September 30, 2005. The decrease is due to a net loss before taxes in the three months ended September 30, 2005 as opposed to the net income before taxes generated by us during the three months ended September 30, 2004. Our effective tax rate decreased from 30.3% for the three months ended September 30, 2004 to (16.0%) for the three months ended September 30, 2005. The lower absolute rate is due to the creation of a 100% allowance for all the tax loss carry forwards for the United States and Canada based losses due to the uncertainty of when (or if) these loss carry forwards will be able to be used. The effective tax rate for ATN for the three months ended September 30, 2005 and 2004 was (29.5%) and 30.3%, respectively.
      Net income (loss). Net income (loss) decreased from net income of approximately $0.45 million for the three months ended September 30, 2004 to a net loss of approximately $0.6 million for the three months ended September 30, 2005. The net loss was primarily attributable to the additional expenses incurred in connection with the introduction of Radio News Reports and the expansion of TV Reports in Australia and set-up costs for our Canadian operations, which was only partially offset by increased revenue from the sale of commercial airtime inventory attributable to our Radio Traffic Reports, Radio News Reports and TV Reports in Australia.
      Changes in Key Operating Statistics in Local Currencies. The table below sets forth changes in certain of our key operating statistics for our Australian operations for the comparable periods presented without taking into account foreign currency exchange rates. Amounts are expressed in Australian dollars. The exchange rates from United States dollars to Australian dollars applicable to the three month periods ended September 30, 2005 and 2004 were 0.7593 and 0.7099, respectively. Changes in key operating statistics for our Canadian operations are not presented because we have not yet generated revenues from our Canadian operations.

	Three Months	Three Months	Percentage
	Ended	Ended	Increase
Key operating statistic	September 30, 2005	September 30, 2004	(Decrease)

	(In thousands)	(In thousands)
Revenue	$5,506	$5,078	8.4%
Operating expenses	4,266	2,780	53.5%
Selling, general and administrative expenses	1,536	1,254	22.5%
Depreciation and amortization expense	167	83	101.2%
Interest expense	46	44	4.5%
Other expense	1	8	(87.5)%
Income tax (benefit) expense	(150)	276	(154.3)%
Net (loss) income	(360)	633	(156.9)%

Fiscal Year Ended June 30, 2005 Compared to the Fiscal Year Ended June 30, 2004
      Revenue. Revenue increased from approximately $11.2 million in fiscal year 2004 to approximately $15.4 million in fiscal year 2005, an increase of approximately 37.5%. The increase in revenue generated during the comparable 2005 period was primarily due to an increase in the commercial airtime inventory sold as well as an increase in the average advertising spot rate for such inventory as compared with the comparable 2004 period.
      Operating expenses. Operating expenses increased from approximately $7.9 million in fiscal year 2004 to approximately $8.7 million in fiscal year 2005, an increase of approximately 10.1%. The increase was primarily due to an increase of approximately $1.1 million in station costs and approximately $0.1 million of costs associated with our expansion of TV Reports, partially offset by a decrease of approximately $0.4 million in aviation costs.
      Selling, general and administrative expenses. Selling, general and administrative expenses increased from approximately $2.8 million in fiscal year 2004 to approximately $4.2 million in fiscal 2005, an increase of approximately 50.0%. The increase was primarily due to an increase of approximately $0.7 million in sales bonuses and commissions associated with increased sales, an executive bonus of approximately $0.2 million paid to Milwaukee Traffic Network, Inc., a corporation owned by two of our executive officers and shareholders, pursuant to our management agreement with that entity and incurring approximately $0.2 million in audit and audit-related fees and expenses associated with our preparation for this offering. The increase also reflects approximately $0.1 million of start-up costs incurred in connection with our Canadian operations, $0.1 million of additional rent expense associated with our new office in Sydney and $0.1 million in administrative personnel costs. Selling costs as a percentage of revenue increased from approximately 14.9% in fiscal year 2004 to approximately 15.7% in fiscal year 2005.
      Depreciation and amortization expense. Depreciation and amortization expense increased from approximately $0.2 million in fiscal year 2004 to approximately $0.3 million in fiscal year 2005. The increase was primarily due to a larger depreciable fixed asset base resulting primarily from our capital expenditures exceeding the previous period depreciation expense.
      Interest expense. Interest expense was approximately $0.1 million in fiscal years 2004 and 2005.
      Income tax expense. Income tax expense increased from approximately $0.1 million in fiscal year 2004 to approximately $0.7 million in fiscal year 2005. The increase was primarily due to higher net income before taxes, which is due to higher revenues partially offset by higher expenses as detailed above. Our effective tax rate decreased from 35.9% for fiscal year 2004 to 32.7% for fiscal year 2005, due primarily to nondeductible entertainment expenses being a much smaller percentage of net income in fiscal year 2005. The effective tax rate for fiscal year 2005 was increased by the nominal effective tax rates on the CTN and GTN losses due to a 100% valuation allowance being established for these tax loss carryforwards based on the uncertainty of when and if we will be able to be utilize them. The effective tax rates for ATN for fiscal years 2005 and 2004 were 30.4% and 35.9%, respectively, compared to the 30.0% statutory federal rate in Australia.
      Net income. Net income increased from approximately $0.1 million in fiscal year 2004 to approximately $1.4 million in fiscal year 2005. The increase in net income resulted primarily from increased revenues generated from the sale of additional commercial airtime inventory made available by Affiliates acquired in fiscal year 2004 without a significant increase in the fixed operating expenses associated with the acquisition of such Affiliates.
      Changes in Key Operating Statistics in Local Currencies. The table below sets forth changes in our certain of our key operating statistics for our Australian operations for the comparable periods presented without taking into account foreign currency exchange rates. Amounts are expressed in Australian dollars. The exchange rates from United States dollars to Australian dollars applicable to fiscal years 2005 and

2004 were 0.7539 and 0.7140, respectively. Changes in key operating statistics for our Canadian operations are not presented because we have not yet generated revenues from our Canadian operations.

			Percentage
	Fiscal Year Ended	Fiscal Year Ended	Increase
Key operating statistic	June 30, 2005	June 30, 2004	(Decrease)

	(In thousands)	(In thousands)
Revenue	20,402	15,622	30.6%
Operating expenses	11,513	11,024	4.4%
Selling, general and administrative expenses	5,363	3,852	39.2%
Depreciation and amortization expense	374	287	30.3%
Interest expense	132	130	1.5%
Other (income) expense	(24)	41	(158.5)%
Income tax expense	925	104	789.4%
Net income	2,119	184	1,151.6%

Fiscal Year Ended June 30, 2004 Compared to the Fiscal Year Ended June 30, 2003
      Revenue. Revenue increased from approximately $5.7 million in fiscal year 2003 to approximately $11.2 million in fiscal year 2004, an increase of approximately 96.5%. The increase was due primarily to the sale of increased commercial airtime inventory as a result of an Affiliate contract with Austereo that we entered into during fiscal year 2004, as well as an increase in our 2004 average advertising spot rate.
      Operating expenses. Operating expenses increased from approximately $2.4 million in fiscal year 2003 to approximately $7.9 million in fiscal year 2004, an increase of approximately 229.2%. The increase was primarily due to increases of approximately $4.5 million in station costs, $0.5 million in personnel costs and $0.5 million in aviation costs, nearly all of which were incurred in connection with our providing service under the new Affiliate contract with Austereo that we entered into during fiscal year 2004.
      Selling, general and administrative expenses. Selling, general and administrative expenses increased from approximately $2.0 million in fiscal year 2003 to approximately $2.8 million in fiscal year 2004, an increase of approximately 40.0%. The increase was primarily due to an approximately $0.4 million in additional sales compensation (including bonuses and commissions) resulting from increased sales revenue. The remainder of the increase was due to increases of approximately $0.1 million each in office rent, management fees paid to Milwaukee Traffic Network and administrative personnel expense. Selling expenses as a percentage of revenue dropped from approximately 21.1% in fiscal year 2003 to approximately 14.9% in fiscal year 2004.
      Depreciation and amortization expense. Depreciation and amortization expense increased from approximately $0.1 million in fiscal year 2003 to approximately $0.2 million in fiscal year 2004. The increase was primarily due to a larger depreciable fixed asset base resulting from our capital expenditures exceeding the previous period’s depreciation expense.
      Interest expense. Interest expense increased from less than $0.1 million in fiscal year 2003 to approximately $0.1 million in fiscal year 2004. The increase resulted primarily from interest payments associated with debt incurred to repurchase and retire shares of stock.
      Income tax expense. Income tax expense decreased from approximately $0.3 million in fiscal year 2003 to approximately $0.1 million in fiscal year 2004. The decrease was primarily due to lower net income before taxes for the 2004 comparable period. Our effective tax rate increased from 29.5% in fiscal year 2003 to 35.9% in fiscal year 2004. The increase in the effective tax rate pertains primarily to nondeductible entertainment expenses, which were a disproportionate share of net income in fiscal year 2004 due to lower net income before taxes as compared with fiscal year 2003.
      Net income. Net income decreased from approximately $0.8 million in fiscal year 2003 to approximately $0.1 million in fiscal year 2004, a decrease of approximately 87.5%. The decrease was a result of the temporary negative impact of the new Affiliate contract with Austereo that we entered into during fiscal year 2004. We incurred immediate and significant up-front costs in order to provide service under the new Affiliate contract while revenues from the contract took more time to realize, resulting higher marginal expenses than marginal revenue.
      Changes in Key Operating Statistics in Local Currencies. The table below sets forth changes in our certain of our key operating statistics for our Australian operations for the comparable periods presented without taking into account foreign currency exchange rates. Amounts are expressed in Australian dollars. The exchange rates from United States dollars to Australian dollars applicable to fiscal years 2004 and 2003 were 0.7140 and 0.5850, respectively. Changes in key operating statistics for our Canadian operations are not presented because we have not yet generated revenues from our Canadian operations.

			Percentage
	Fiscal Year Ended	Fiscal Year Ended	Increase
Key operating statistic	June 30, 2004	June 30, 2003	(Decrease)

	(In thousands)	(In thousands)
Revenue	15,622	9,759	60.1%
Operating expenses	11,024	4,050	172.2%
Selling, general and administrative expenses	3,852	3,424	12.5%
Depreciation and amortization expense	287	200	43.5%
Interest expense	130	39	233.3%
Other expense	41	29	41.4%
Income tax expense	104	595	(82.5)%
Net income	184	1,422	(87.1)%
Liquidity and Capital Resources
      Since July 1, 2000, we have principally financed our operations from capital contributions from shareholders, notes payable to shareholders, term loans and lines of credit from Australian banks and from cash generated from our operations. At September 30, 2005 we had approximately $0.16 million of cash and cash equivalents and approximately $1.0 million available under our bank overdraft line of credit. At June 30, 2005 we had approximately $0.05 million of cash and cash equivalents and approximately $1.0 million available under our bank overdraft line of credit. At June 30, 2004 we had approximately $0.3 million of cash and cash equivalents and at June 30, 2003 we had approximately $0.6 million of cash and cash equivalents. We consider highly liquid investments with a maturity date of less than three months to be cash equivalents. Our functional currencies are Australian dollars and Canadian dollars while for reporting purposes our financial statements are presented in United States dollars.
      Cash flows provided by operating activities were approximately $0.8 million in 2003, $0.01 million in 2004 and $1.8 million in 2005. Cash flows used in operating activities were approximately $0.1 million for the three months ended September 30, 2005. Cash flows from operating activities in 2003 were primarily from net income and, to a lesser extent, an increase in income taxes payable on 2003 net income that was not due until 2004 and accounts payable and accrued expenses reduced by an increase in accounts receivable and prepaid expenses. Cash flows provided by operating activities for 2004 were primarily from net income and an increase in accounts payable which was offset by a decrease in income taxes payable, which occurred when we paid our 2003 taxes in 2004 and an increase in accounts receivable. Cash flows provided by operating activities for 2005 were primarily from net income as increases in cash from accounts payable and income tax payable were reduced by an increase in accounts receivable. Cash flows used in operating activities for the three month period ended September 30, 2005 were primarily due to the net loss which was largely offset by an increase in accounts payable and accrued expenses.
      Cash flows used in investing activities were $0.6 million in 2003, $0.2 million in 2004 and $0.5 million in 2005. Cash flows used in investing activities were $0.1 million for the three month period ended September 30, 2005. Cash flows used in investing activities in 2003 consisted of primarily capital expenditures (primarily the purchase of a helicopter) partially reduced by the sale of helicopters. Cash flows used in investing activities in 2004 were primarily capital expenditures for broadcast equipment. Cash flows used in investing activities in 2005 consisted primarily of capital expenditures mainly for broadcast equipment. Cash flows used in investing activities for the three month period ended September 30, 2005 consisted primarily capital expenditures related to broadcast equipment for Australia and office furniture for Canada.
      Cash flows provided by (used in) financing activities were $0.3 million in 2003, ($0.2) million in 2004 and ($1.5) million in 2005. Cash flows provided by financing activities were $0.4 million for the three months ended September 30, 2005. Cash flows provided by financing activities in 2003 were primarily borrowings under a term note to purchase a helicopter, reduced by net repayments under the overdraft line of credit, repayment of shareholder notes payable and dividends paid to shareholders from retained earnings for estimated 2002 calendar year United States tax liabilities. Cash flows used in financing activities in 2004 were primarily to repurchase and retire shares and to repay shareholder notes payable, which was mostly offset by a net increase in amounts outstanding under the overdraft line of credit and proceeds from the issuance of long term debt to repurchase and retire shares. Cash flows used in financing activities in 2005 was primarily principal payments under existing long term debt obligations, repayment of shareholder notes payable, reductions in the amount outstanding under the overdraft line of credit and the repurchase and retirement of stock. Cash flows provided by financing activities for the three month period ended September 30, 2005 was mainly due to advances under the bank overdraft line of credit reduced slightly by scheduled principal payments on the Company’s existing debt and the payment of deferred offering costs.
      We believe that cash flow provided by our Australian operations will be sufficient to fund our on-going Australian operations for the remainder of fiscal year 2006 and into the foreseeable future. We expect that we will incur approximately $6 million to $8 million during the next 12 months for capital expenditures, operating expenses and working capital related to the start-up and expansion of our Canadian operations. This amount includes capital expenditures of up to approximately $3 million for the purchase of six helicopters and other studio broadcast equipment. If purchase money debt financing to fund the purchase of such equipment is available on terms acceptable to us, we may finance the purchase of such equipment, which may expand the timeframe over which payments of the related capital expenditures will be made. We believe the proceeds of this offering, cash generated from operations and the availability of debt financing (including our Loan Agreement with Metro as described below) will provide sufficient resources to fund all of the activities identified above. However, our capital requirements depend on many factors, including the acquisition of new Affiliates and/or geographic expansion in Australia and Canada or globally outside the United States, and the introduction of new products in our existing markets. As set forth above, the introduction of news and television products in Australia, and the start of operations in Canada has and will continue to require significant capital resources. In addition, expansion into additional countries or the introduction of additional products may require additional resources above those identified. A significant downturn in our existing business may also have a negative impact on our ability to take advantage of additional opportunities.
      On November 9, 2005, CTN entered into a Senior Note Purchase Agreement (the “Loan Agreement”) with Metro Networks Communications, Inc., a Maryland corporation (“Metro”), which holds approximately 18% of our common stock. Pursuant to the Loan Agreement, CTN borrowed $2 million pursuant to a promissory note. The note accrues interest at an annual rate of 10%. The note matures and is payable in full on the earlier of November 9, 2008 or the first anniversary of the closing of this offering. The Loan Agreement contains typical loan terms regarding the provision of financial information to Metro on a scheduled basis, approval by Metro of business activities out of the ordinary course of business, CTN’s agreement not to make material changes in its business or to operate out of its ordinary course of business and CTN’s agreement to refrain from incurring indebtedness, excepting certain permitted indebtedness. Additionally, CTN agreed not to compete with Metro in the United States. CTN granted a security interest to Metro in all of its assets, except for future-acquired helicopters financed by unrelated third-parties, as security for the loan. GTN, GTC and ATN guaranteed CTN’s obligations under the Loan Agreement. In addition, CTN entered into a three-year agreement with Metro whereby Metro serves as our non-exclusive sales representative for sales of commercial airtime inventory to advertisers located in the United States and we similarly serve as Metro’s non-exclusive sales representative for sales to advertisers located in Canada. The agreement also prohibits us from competing with Metro in the United States during the term of the agreement. CTN additionally entered into a Traffic Data Agreement with an affiliate of Metro whereby CTN agreed to provide traffic data to Metro on a non-exclusive basis. The proceeds of the loan are to be used to partially fund the Company’s commencing operations in Canada.
      We also have in place $1,525 million bank overdraft line of credit facility that expired on December 12, 2005 but has been extended for an additional 90 day period. Interest on amounts outstanding under the facility is variable at the ANZ Mortgage Index rate plus .83% (8.5% at September 30, 2005) and is secured by all assets of ATN. The facility contains covenants relating to dividends, liens, indebtedness, capital expenditures and interest coverage and leverage ratios. At September 30, 2005, the balance of the bank overdraft was $0.529 million and $0.996 million was available to us. We have applied to extend the overdraft line of credit facility for an additional one year period and to increase the amount available under the facility to $2,278. The facility is denominated in Australian dollars and the dollar amounts above have been translated into United States dollars.
      Income Taxes. Prior to the consummation of the Share Exchange, ATN operated as an Australian corporation and paid federal income taxes in Australia. The United States shareholders of ATN recorded their share of ATN’s income on their personal income tax returns and received deduction on their United States federal income tax returns for the Australian taxes paid. Because Australian income taxes are generally lower than United States income taxes, a tax liability was passed on to each United States shareholder. In addition, the Australia tax code does not currently recognize tax free mergers or reorganizations, although proposed legislation that is currently pending, if passed, would allow for such mergers to be effected on a tax free basis. We do not expect that such proposed legislation will pass prior to the consummation of this offering and, if it does not pass, ATN’s existing shareholders will be liable for the tax triggered by the Share Exchange. Prior to the effective time of this offering, we will issue the Share Exchange Notes, in an aggregate amount of $1.4 million, to the ATN shareholders. The Share Exchange Notes are intended to cover the estimated tax consequences to such shareholders of the Share Exchange. We estimate that the aggregate amount of these liabilities is $1.4 million.
      We will operate as a United States corporation with wholly-owned operating subsidiaries in both Australia and Canada. We will pay income taxes in those countries as well as in the United States. The current federal statutory tax rate is 30% in Australia while the estimated effective combined federal and provincial tax rate is approximately 37% in Canada, and the estimated federal tax rate in the United States is approximately 35%.
Contractual Commitments
      The table below sets forth our contractual obligations as of June 30, 2005:

	Payments due by period

		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(in thousands)
Long-Term Debt Obligations	2,215	479	1,109	627	—
Interest on Long-Term Debt Obligations	404	165	200	39	—
Operating Lease Obligations	1,748	236	446	475	591
Station Obligations	15,947	8,859	7,088	—	—

Total	$20,314	$9,739	$8,843	$1,141	$591

Historical and Pro Forma Consolidated Financial Data
      The actual historical data for GTN and ATN set forth in the tables below has been derived from the audited financial statements of GTN for the fiscal year ended June 30, 2005, the unaudited financial statements of GTN for the three month period ended September 30, 2005 and the audited financial statements of ATN for the fiscal years ended June 30, 2005, 2004 and 2003, and the unaudited financial statements for the three month period ended September 30, 2005 and 2004, which are included elsewhere in this prospectus. The pro forma consolidated balance sheet data set forth in these tables has been derived from the audited financial statements of GTN for the partial fiscal year ended June 30, 2005 and the unaudited financial statements for the three months ended September 30, 2005, the audited financial statements of ATN for the fiscal years ended June 30, 2005 and 2004 and the unaudited financial statements for the three month period ended September 30, 2005, all of which are included elsewhere in this prospectus. The pro forma consolidated statement of income data set forth in these tables has been derived from the audited financial statements of GTN for the partial fiscal year ended June 30, 2005 and the unaudited financial statements for the three months ended September 30, 2005, the audited financial statements of ATN for the fiscal years ended June 30, 2005, 2004 and 2003 and the unaudited financial statements for the three months ended September 30, 2005 and 2004, all of which are included elsewhere in this prospectus. The pro forma consolidated statement of cash flows data set forth in these tables has been derived from the audited financial statements of GTN for the partial fiscal year ended June 30, 2005 and the unaudited financial statements for the three months ended September 30, 2005, the audited financial statements of ATN for the fiscal years ended June 30, 2005, 2004 and 2003 and the unaudited financial statements for the three months ended September 30, 2005 and 2004, all of which are included elsewhere in this prospectus.
      In the opinion of management, the unaudited balance sheet data for the period ended September 30, 2005 and 2004, the unaudited statement of operations data for the three month periods ended September 30, 2005 and 2004, and the unaudited statement of cash flows data for the three month periods ended September 30, 2005 and 2004 have been prepared on a basis consistent with the audited financial statements and include all adjustments necessary for a fair presentation of the results of operations for the periods presented.
      The pro forma consolidated data assumes that the Share Exchange, including the issuance of the Share Exchange Notes, was completed on July 1, 2004. Pro forma income (loss) per common share and pro forma weighted average common shares outstanding assume that the Share Exchange was completed on July 1, 2000. All intercompany transactions and balances have been eliminated. The pro forma as adjusted consolidated data further assumes that the proceeds of this offering net of discounts, commissions and estimated offering expenses, have been received by us, but does not take into account repayment of the Share Exchange Notes or any other activity after September 30, 2005.
      The selected historical financial data set forth below should be read together with the financial statements and the related notes, appearing elsewhere in this prospectus.

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS

	As of September 30,			As of June 30,

	Actual	Actual		Actual	Actual		Actual
	GTN	ATN	Pro Forma	GTN	ATN	Pro Forma	ATN

	2005	2005	2005	2005	2005	2005	2004

	(Unaudited)	(Unaudited)	(Unaudited)			(Unaudited)
	(Amounts in thousands, except share amounts)
ASSETS:
Current Assets:
Cash and cash equivalents	$154	$1	$155	$25	$26	$51	$318
Accounts receivable net of allowance for doubtful accounts of $0, $0 and $34 at June 30, 2004, 2005 and September 30, 2005 (ATN and Pro Forma)	—	3,306	3,306	—	3,391	3,391	2,161
Prepaids and other current assets	44	121	165	5	49	54	60
Due from related parties	—	694	—	—	170	—	4
Deferred tax assets	—	222	222	—	112	112	50

Total current assets	198	4,344	3,848	30	3,748	3,608	2,593
Property and equipment, net	23	2,748	2,771	—	2,724	2,724	1,100
Intangibles	—	21	21	—	21	21	14
Deferred offering costs	183	—	183	83	—	83	—
Deferred tax assets	—	77	77	—	73	73	45
Other assets	—	107	107	—	107	107	96

Total assets	$404	$7,297	$7,007	$113	$6,673	$6,616	$3,848

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Bank overdraft line of credit	$—	$529	$529	—	$184	$184	$349
Accounts payable and accrued expenses	198	2,928	3,126	105	2,405	2,510	1,643
Deferred revenue	—	61	61	—	111	111	108
Income taxes payable	—	346	346	—	383	383	4
Due to related parties	694	—	—	170	4	4	—
Due to shareholders	—	—	1,400	—	—	1,400	—
Current portion of long term debt	—	550	550	—	295	295	264
Current portion of shareholder notes payable	—	—	—	—	22	22	123

Total current liabilities	892	4,414	6,012	275	3,404	4,909	2,491
Bank overdraft line of credit	—	—	—	—	1,097	1,097	—
Long term debt, less current portion	—	1,742	1,742	—	639	639	851
Shareholder notes payable, less current portion	—	—	—	—	—	—	107
Other liabilities	—	187	187	—	175	175	86

Total liabilities	892	6,343	7,941	275	5,315	6,820	3,535
Common stock, ATN, statutory no par value; 500,000 ordinary shares authorized; 135,453 and 145,315 shares issued and outstanding as of June 30, 2005 and 2004, respectively and 135,453 issued and outstanding as of September 30, 2005; GTN, $.001 par value, 100,000,000 authorized; 3,684,602 issued and outstanding (actual) and 8,500,000 issued and outstanding (pro forma) June 30, 2005 and September 30, 2005	3	535	9	—	535	9	574
Preferred stock, GTN, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of June 30, 2005 and September 30, 2005	—	—	—	—	—	—	—
Additional paid in capital	—	—	(871)	—	—	(874)	—
Accumulated other comprehensive (loss) income	(2)	315	313		320	320	279
(Accumulated deficit) Retained earnings	(489)	104	(385)	(162)	503	341	(540)

Total shareholders’ (deficit) equity	(488)	954	(934)	(162)	1,358	(204)	313

Total liabilities and shareholders’ (deficit) equity	$404	$7,297	$7,007	$113	$6,673	$6,616	$3,848

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME

					Period
					May 16, 2005
	Three Months Ended September 30,				(Inception) to	Year Ended June 30,
					June 30,
	Actual	Actual		Actual	Actual	Actual		Actual	Actual
	GTN	ATN	Pro Forma	ATN	GTN	ATN	Pro Forma	ATN	ATN

	2005	2005	2005	2004	2005	2005	2005	2004	2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)			(Unaudited)
	(Amounts in thousands, except share and per share amounts)
Revenues	$—	$4,181	$4,181	$3,605	$—	$15,380	$15,380	$11,154	$5,709

Operating expenses	53	3,239	3,292	1,973	29	8,679	8,708	7,871	2,369
Selling, general and administrative expenses	269	1,166	1,435	890	133	4,042	4,175	2,750	2,003
Depreciation and amortization expense	—	127	127	59	—	282	282	205	117

Net operating (loss) income	(322)	(351)	(673)	683	(162)	2,377	2,215	328	1,220
Interest expense	—	35	35	31	—	99	99	93	23
Other expense (income)	5	1	6	6	—	(18)	(18)	29	17

Net (loss) income before income taxes	(327)	(387)	(714)	646	(162)	2,296	2,134	206	1,180
Income tax (benefit) expense	—	(114)	(114)	196	—	698	698	74	348

Net (loss) income	$(327)	$(273)	$(600)	$450	$(162)	$1,598	$1,436	$132	$832

(Loss) income per common share:
Basic and diluted	$(0.09)	$(2.02)	$(0.07)	$3.21	$(0.04)	$11.64	$0.17	$0.88	$5.25
Weighted average common shares outstanding:
Basic and diluted	3,684,602	135,453	8,500,000	140,385	3,684,602	137,302	8,500,000	149,658	158,344

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

					Period
					May 16,
					2005
					(Inception)
	Three Months Ended September 30,				to	Year Ended June 30,
					June 30,
	Actual	Actual		Actual	Actual	Actual		Actual	Actual
	GTN	ATN	Pro Forma	ATN	GTN	ATN	Pro Forma	ATN	ATN

	2005	2005	2005	2004	2005	2005	2005	2004	2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)			(Unaudited)
	(Amounts in thousands)
Cash flows from operating activities:
Net (loss) income	$(327)	$(273)	$(600)	$450	$(162)	$1,598	$1,436	$132	$832
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	127	127	59	—	282	282	205	117
Allowance for doubtful accounts	—	34	34	—	—	—	—	—	—
Gain on sale of assets	—	—	—	—	—	—	—	—	(96)
Changes in assets and liabilities:
Accounts receivable	—	51	51	(641)	—	(1,230)	(1,230)	(950)	(364)
Deferred taxes, net	—	(114)	(118)	(1)	—	(90)	(90)	(51)	(4)
Prepaid and other current assets and other assets	(39)	(49)	(88)	51	(5)	—	(5)	186	(227)
Accounts payable and accrued expenses and other liabilities	93	447	540	304	105	895	1,000	799	197
Deferred revenue	—	(50)	(50)	(45)	—	3	3	8	23
Income taxes payable	—	(37)	(33)	160	—	379	379	(320)	324

Net cash (used in) provided by operating activities	(273)	136	(137)	337	(62)	1,837	1,775	9	802

Cash flows from investing activities:
Purchase of property and equipment, net	(23)	(88)	(111)	(8)	—	(534)	(534)	(193)	(794)
Intangibles	—	—	—	(2)	—	(7)	(7)	—	(11)
Net proceeds from sale of property and equipment, net	—	—	—	—	—	—	—	—	254

Net cash used in investing activities	(23)	(88)	(111)	(10)	—	(541)	(541)	(193)	(551)

Cash flows from financing activities:
Proceeds from issuance of long term debt	—	—	—	—	—	—	—	577	671
Repayment of long term debt	—	(100)	(100)	(72)	—	(181)	(196)	(234)	(12)
Net proceeds (repayments) of bank overdraft line of credit	—	620	620	(265)	—	(440)	(425)	349	(149)
Repayment of shareholder notes payable	—	(22)	(22)	—	—	(208)	(204)	(107)	(199)
Dividends paid	—	(38)	(38)	—	—	(44)	(44)	(39)	(67)
Deferred offering costs	(100)	—	(100)	—	(83)	—	(83)	—	—
Due (from) to related parties, net	524	(528)	(4)	(21)	170	(162)	4	(4)	7
Proceeds from issuance of stock	3	—	3	—	—	—	—	—	—
Shares repurchased and retired	—	—	—	(291)	—	(594)	(594)	(744)	—

Net cash provided by (used in) financing activities	427	(68)	359	(649)	87	(1,629)	(1,542)	(202)	251

Effect of exchange rate changes on cash and cash equivalents	(2)	(5)	(7)	5	—	41	41	55	138
Net increase (decrease) in cash and cash equivalents	129	(25)	104	(317)	25	(292)	(267)	(331)	640
Cash and cash equivalents at beginning of fiscal year	25	26	51	318	—	318	318	649	9

Cash and cash equivalents at end of fiscal year	$154	$1	$155	$1	$25	$26	$51	$318	$649

Supplemental disclosures of cash flow information:
Cash paid during fiscal year for:
Interest	$—	$40	$40	$30	$—	$129	$129	$143	$107

Income taxes	$—	$38	$38	$38	$—	$409	$409	$479	$61

Noncash financing and investing activities:
Property acquired under long-term debt	$—	$63	$63	$—	$—	$1,372	$1,372	$—	$85

Critical Accounting Policies
      The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. We evaluate these estimates on an on-going basis. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
      We consider the following accounting policies to be those most important to the portrayal of our results of operations and financial condition:
      Revenue Recognition. Revenue is earned and recognized at the time commercial advertisements are broadcast. Payments received in advance or amounts invoiced in advance are deferred until earned and such amounts are included as a component of deferred revenue in the accompanying balance sheets. All revenue pertains to cash sales and the company recognized no revenue related to the bartering of goods and services. The Company determines that commercial advertisements are broadcast based on the announcers’ written verification on the broadcast log. The broadcast log is a schedule of station, time and advertiser for each report that an announcer broadcasts. The broadcast logs are generated by the Company’s scheduling department through its automated scheduling system, based on advertising sales orders and the stations scheduled report times.
      Cash and cash equivalents. We consider all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short maturity of these instruments.
      Accounts Receivable. Accounts receivable are recorded at the invoice amount and are not interest bearing. We perform credit evaluations of our new advertisers and generally require no collateral. We provide for losses from uncollectible accounts based on analyzing historical data and current trends and such losses have historically been minimal or nonexistent. Past due amounts are written off against the allowance for doubtful accounts when collection is deemed unlikely and all collection efforts have ceased. Management has determined that an allowance for doubtful accounts is unnecessary as of June 30, 2005 and 2004 and has established an allowance of $34,000 as of September 30, 2005.
      Income taxes. We have adopted the Statement of Financial Accounting Standards No. 109 (“SFAS 109”), “Accounting for Income Taxes”. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to net operating loss carry-forwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect of a change in tax rates on deferred tax assets or liabilities is recognized in the statement of operations in the period that included the enactment. A valuation allowance is established for deferred tax assets unless their realization is considered more likely than not. Currently, 100% of the United States and Canada tax loss carry forwards generated by GTN are allowed for since it is unclear whether the Company will ever have United States income to utilize the tax loss carry forwards (as opposed to foreign source income) and it is not yet reasonably certain that Canada will be profitable in the future to utilize the Canadian tax loss carry forwards.
Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board (FASB), issued statement No. 123R “Share-Based Payment” (SFAS 123(R)), which is a revision of Statement No. 123, “Accounting for Stock-Based Compensation”. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25,

“Accounting for Stock Issued to Employees” (APB Opinion No. 25), and amends FASB Statement No. 95, “Statement of Cash Flows”. SFAS 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements as compensation expense determined by their fair values. SFAS 123(R) will be effective for us beginning January 1, 2006, our third fiscal quarter of fiscal 2006. We are in the process of evaluating the impact adoption of SFAS 123(R) will have on our financial statements.
Quantitative and Qualitative Disclosures About Market Risk
      We are exposed to market risks. Market risk is the potential loss arising from adverse changes in interest rates and foreign currency exchange rates. We do not enter into derivative or other financial instruments for speculative purposes.

Interest Rate Risk
      We are subject to market risk exposure related to changes in interest rates. Our financial instruments include cash and cash equivalents and long-term debt. We consider all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. We have no derivative financial instruments in our cash and cash equivalents. Our total outstanding long-term debt as September 30, 2005 was approximately $2.3 million. Of the outstanding long-term debt, approximately $0.4 million consists of a variable interest rate while the remainder was subject to a fixed interest rate. In addition, we had $0.5 million outstanding under our bank overdraft line of credit that bears interest at a variable rate. Subsequent to September 30, 2005, on November 9, 2005, CTN entered into the Loan Agreement with Metro pursuant to which we borrowed $2 million under to a promissory note. The note matures and is payable in full on the earlier of November 9, 2008 or the first anniversary of the closing of this offering and accrues interest at an annual rate of 10%. We do not see the variable interest rate long-term debt as a significant interest rate risk. Assuming our level of borrowings (including the bank overdraft line of credit) as of September 30, 2005, a one percentage point increase in interest rates under these borrowings would have increased our interest expense for fiscal year 2005 by approximately $0.01 million.

Foreign Currency Exchange Risk
      We have significant foreign subsidiaries located in Australia and Canada. The assets and liabilities of these subsidiaries are denominated in Australian and Canadian dollars, respectively, and as such are translated into United States dollars at the exchange rate in effect at the balance sheet date. Income statement amounts are translated from Australian or Canadian dollars to United States dollars based on the average exchange rate for the period covered. Assets and liabilities are converted based on the exchange rate as of the applicable balance sheet date. Foreign currency translation adjustments occur when the income statement and balance sheet are converted at different exchange rates and are recognized as other comprehensive income or loss in the financial statements. We do not currently hedge commitments with our foreign subsidiaries.
Off-Balance Sheet Arrangements
      We have no off-balance sheet arrangements.

DESCRIPTION OF THE BUSINESS
Overview of Our Business and Our History
      We provide customized traffic and news reports to radio and television stations in Australia and expect to begin providing customized traffic reports to radio stations in Canada in December 2005. In exchange for providing these services and, in certain circumstances, other consideration, television and radio stations provide us with commercial airtime inventory that we sell to advertisers. Because we incur all costs related to the preparation and transmission of our traffic and news reports and we provide our services in exchange for advertising inventory, radio and television stations incur no out-of-pocket costs when contracting for our services. We expect to begin delivering traffic reporting services to 32 radio stations in Canada in December 2005 and generating revenue from our Canadian operations in January 2006. Although GTN is a Delaware corporation with principal offices located in Las Vegas, Nevada, we do not provide nor do we intend to provide traffic or news reports to radio or television stations in the United States.

•	Our Australian operations are conducted by The Australia Traffic Network Pty Limited, an Australian proprietary company registered under the Corporations Act of Australia (“ATN”). ATN is currently a separate entity which is controlled by the same shareholder base that controls GTN. Prior to the effective time of this offering, we will exchange 4,000,000 shares of our common stock and issue an aggregate of $1.4 million in promissory notes to the ATN shareholders for all of the outstanding ordinary shares of ATN (the “Share Exchange”), after which ATN will be our wholly-owned subsidiary. These promissory notes (the “Share Exchange Notes”), which are intended to cover the estimated tax consequences to such shareholders of the Share Exchange, will be paid in their entirety on the closing date of this offering out of the proceeds of this offering. See “Prospectus Summary — Conventions and Assumptions Used in this Prospectus.”

•	Our Canadian operations are conducted by our wholly owned subsidiary, Global Traffic Canada, Inc. (“GTC”), a Delaware corporation that operates through its wholly owned subsidiary, Canadian Traffic Network ULC, an Alberta business corporation.
      Global Traffic Network, Inc. is a holding company and conducts no operations. Unless we indicate otherwise, the discussions below regarding our financial condition and results of operations presents information on a pro forma consolidated basis which assumes that the Share Exchange, including the issuance of the Share Exchange Notes, has been completed such that (i) our authorized capital is as set forth under “Description of Capital Stock,” and (ii) that ATN and GTC are each wholly-owned subsidiaries of ours. In that regard, our pro forma consolidated balance sheet data as of September 30, 2005 reflects the Share Exchange, including issuance of the Share Exchange Notes, and discussions in this prospectus regarding our financial information reflect such information on a pro forma consolidated basis giving effect to the Share Exchange. All inter-company transactions and balances have been eliminated.
      Substantially all of our historical revenue has been generated in Australia by sales of commercial airtime inventory that we receive from radio stations in exchange for providing such stations with radio traffic reporting services and, in certain circumstances, other consideration. We provide traffic reporting services to 64 radio stations in 17 Australian markets. We have recently begun using our radio traffic reporting services as a platform to launch general news reporting services to radio stations in Australia, currently serving ten radio stations in five Australian markets. We also provide traffic reports and video traffic and news footage to eight television stations in four Australian markets. In addition, we have contracts to provide radio traffic reporting services to 32 radio stations in seven Canadian markets and expect to commence our Canadian operations in December 2005. Although we currently have no agreements to do so, we intend to provide general news reporting services to radio stations in Canada, in addition to traffic reporting services and video traffic and news footage to television stations once our Canadian radio traffic reporting services have taken hold.

The Services We Provide — Radio Traffic Reports, Radio News Reports and TV Reports
      The information reports we provide to radio and television stations are divided into three categories based on the content of the report and the medium in which it is delivered. Collectively, we refer to these reports as our “Information Reports.”

•	Radio Traffic Reports: Through our information-gathering infrastructure and the use of external traffic information services, we provide daily scheduled customized traffic reports to radio stations that contract to receive our services.

•	Radio News Reports: We have recently commenced building upon our Radio Traffic Reports platform to provide general news reports to radio stations that complement our customized traffic reports.

•	TV Reports: In early 2005, we began providing regularly scheduled video traffic reports to television stations. In addition, because our aircraft are often already in the air covering traffic conditions, they are often first to arrive at the scene of a breaking news story. In a strategic effort to expand our reach into the television markets, we have been using this on-the-scene presence to compile video footage of such breaking news, which we presently provide to eight television stations that contract for our regularly scheduled TV Reports.
      The radio stations that contract to receive our Radio Traffic Reports and Radio News Reports become members of our “Radio Network.” Likewise, the television stations that contract to receive our TV Reports become members of our “TV Network.” Collectively, we refer to the members of these Networks as our “Affiliates.” We offer all three categories of Information Reports to our Affiliates in Australia, but will initially offer only Radio Traffic Reports to our Affiliates in Canada. We intend to add Radio New Reports and TV Reports to our Canadian operations as our operations expand.

Preparation of Our Information Reports
      We gather traffic and general news data utilizing our information-gathering infrastructure which includes helicopters, airplanes, mobile units, cellular phones and remote camera systems positioned on aircraft. We also gather information through various Australian government-based traffic tracking systems, an affiliation with Austereo for news content, and other services, including remote camera systems positioned at strategically located ground positions. The information is then processed, written into broadcast copy and entered into our computer systems by our local writers and producers. Our professional broadcasters then read the customized reports on the air.
      Our information-gathering infrastructure and the flexibility created by our ability to provide services 24 hours per day, seven days per week, to our Affiliates enable us to respond to changing conditions and enable Affiliates to provide their listeners with accurate up-to-the-minute information. For example, responding to numerous radio station requests during the Canberra wild fires of 2003, our Sydney operations center provided video coverage and reports to stations, affiliated and non-affiliated, throughout the country and the world.
      As a result of our extensive network of operations and broadcasters, we often report important news stories and provide our Affiliates with live coverage of these stories. We are able to customize and personalize our reports of breaking stories using our Affiliates’ call letters from the scene of news events.
      We believe that our aircraft and other information-gathering technology and broadcast equipment have allowed us to provide high quality programming, enabling us to retain and expand our base of Affiliates. In the aggregate, we utilize approximately seven fixed-wing aircraft, three helicopters, four airborne camera systems and ten broadcast studios in Australia. In Canada, we anticipate utilizing six helicopters and three fixed wing aircraft by the end of February 2006 to support our current Affiliate contracts and operating six initial studios throughout the country.

Delivery of Our Information Reports
      Through our information-gathering infrastructure, we provide daily scheduled customized Information Reports to Affiliates utilizing our own on-air broadcasters. We customize our Information Reports to meet each Affiliate’s requirements with respect to the number of Information Reports broadcast per day, the length of the Information Report, the time of the broadcast and the content of the Information Report, including the geographic area covered by the Information Report. We typically work closely with our Affiliates’ program directors, news directors, and general managers to ensure that we meet their specifications and quality standards. Our Affiliates participate in the selection of the on-air broadcasters for their stations to ensure that the broadcaster’s style is appropriate for their stations’ formats. Our broadcasters often become integral “on-air personalities” on our Affiliates’ stations as a result of their on-air presence and interaction with the stations’ on-air personnel. In order to realize operating efficiencies, we endeavor to utilize our professional broadcasters on multiple stations within a particular market. Generally, each of our broadcasters delivers Information Reports to between two and four of our Affiliates, although on occasion we provide exclusive talent for an Affiliate.
      Due to the customized nature of our Information Reports and the fact that we do not require Affiliates to identify us as the supplier of the Information Reports, each Affiliate may present that the Information Reports we provide as if the Affiliate had generated such Information Report with its own resources. As a result, multiple Affiliates in a single market may intimate that the helicopters, fixed-wing aircraft and on-air broadcasters are those of the Affiliate.
Our Radio and TV Networks
      Our services appeal to radio and television stations because we provide Information Reports in exchange for commercial airtime inventory at no out-of pocket cost to stations. Once we have established an infrastructure for information gathering, our cost of adding additional Affiliates to our Networks is marginal.

      Australia. To date, the majority of our operations has been comprised of providing Radio Traffic Reports to our Radio Network Affiliates in Australia and selling the resulting radio commercial airtime we receive in exchange for these Information Reports. In July 2005, we began providing Radio News Reports on ten radio stations throughout our five largest Australian markets under an agreement we entered into with Austereo Pty Ltd (“Austereo”), the largest radio broadcaster in Australia. See “Generating Revenue Through Advertising Sales — Significant Suppliers.” The number of Affiliate stations currently comprising our Networks and the number of Australian markets in which we operate are set forth below:

Australia	Number of Affiliate Stations	Number of Markets

Radio Traffic Reports	64	17
Radio News Reports	10	5
TV Reports	8	4
      Our ten largest Australian markets are set forth on the map below, together with the number of radio and television stations in each of these markets. We also provide Radio Traffic Reports to 14 additional stations in seven other smaller markets in Australia.
      The number of radio station Affiliates has grown in Australia from seven as of December 31, 1997 to 64 as of June 30, 2005. In addition, our relationships with numerous radio and television stations within a particular Australian market create economies of scale which allow us to utilize a wide array of professional broadcasters, information-gathering equipment and technology and extended hour operations less expensively than if we had a relationship with only one individual station or group in a particular market.

      Canada. We began developing the infrastructure to support our Canadian operations in May 2005. On October 21, 2005, we entered into an agreement with Corus Entertainment, Inc. (“Corus”), one of the largest radio broadcasters in Canada, to provide Radio Traffic Reports on 24 radio stations throughout seven Canadian markets. See “Generating Revenue Through Advertising Sales — Significant Suppliers.” We expect to begin delivering Radio Traffic Reports to our Canadian Affiliates and accumulating related commercial airtime inventory in December 2005, and anticipate generating revenue from our Canadian operations commencing in January 2006. The number of Affiliate stations currently comprising our Networks and the number of Canadian markets in which we operate are set forth below:

Canada	Number of Affiliate Stations	Number of Markets

Radio Traffic Reports	32	7
      Each of our Canadian markets is set forth on the map below, together with the number of radio stations in each of these markets.
      Our Canadian operations will be conducted by our wholly owned subsidiary, Global Traffic Canada, Inc., a Delaware corporation that will operate through its wholly owned subsidiary, Canadian Traffic Network ULC, an Alberta business corporation.
      Potential Additional Markets. We intend to expand into additional international markets as opportunities present themselves and as our financial resources permit. In addition, we have entered into a three-year agreement with Metro Networks Communications, Limited Partnership, a Delaware limited partnership (“Metro”), an affiliate of Metro Networks Communications, Inc., one of our stockholders, a provider of traffic and information reports to radio and television stations primarily in the United States and a wholly-owned subsidiary of Westwood One, Inc. Under this agreement, Metro serves as our non-exclusive sales representative for sales of commercial airtime inventory to advertisers located in the United States and we similarly serve as Metro’s non-exclusive sales representative for sales to advertisers located in Canada. The agreement prohibits us from competing with Metro in the United States during the term of the agreement. See “Certain Relationships and Related Transactions.” We do not plan to expand our operations into the United States.

Generating Revenue Through Advertising Sales
      In exchange for our Information Reports and, in certain circumstances, additional consideration, our Affiliates provide us with commercial airtime inventory that we sell to advertisers. Our large network of Affiliates in Australia allows us to offer advertisers the opportunity to reach a broad-based, local, regional or national audience through a single purchase of commercial airtime inventory from us.
      Our typical radio advertisement on the Radio Network consists of an eight to ten second commercial message presented immediately prior to, in the middle of, or immediately following a regularly scheduled Information Report. Because we have contracted with the majority of radio station Affiliates in each of our Australian markets, we believe that our Radio Traffic Reports reach more people, more often, in a higher impact manner than can be achieved using any other advertising medium. We package our commercial airtime inventory on a network basis, covering all of our Affiliates in relevant markets nationwide, and combine the commercial airtime inventory from Affiliates into multiple “sponsorship” packages that we then sell as an information sponsorship package to advertisers. These sponsorship packages are run on a percentage-based rotation such that each advertiser receives its pro rata share of advertisements sold by us for broadcast on each of the Affiliates’ stations throughout the Radio Network on a local, regional or national basis, primarily during prime morning and afternoon drive periods.
      Imbedded Nature of Advertising. We position advertisements within or adjacent to our Information Reports such that advertisers’ messages are broadcast along with regularly scheduled programming primarily during peak morning and afternoon drive times when a majority of the radio audience is listening. Because our Information Reports are actively sought out by listeners, the advertisements imbedded in our reports will not be avoided by a listener changing stations or “tuning out” like a traditional advertising message. Most of our traffic advertisements are read live by our on-air broadcasters, providing our advertisers with the added benefit of an implied endorsement for their product.
      Advertising on a Network Basis. Because we have numerous Affiliates in each of our markets, we believe that sponsorship package advertisements enable advertisers to reach more listeners, more often, in a higher impact manner than can be achieved through other advertising media. According to AC Nielsen, our Australian Traffic Reports on the Radio Network, broadcast daily, are heard by more than eight million people (age ten and over) and we believe our information sponsorship packages on the Radio Network reach, on average, over 80% of the commercial radio listeners in each of our Australian markets. Our large Network offers advertisers the opportunity to reach a broad-based local, regional or national audience, through a single purchase of commercial airtime inventory from us. As such, we believe that selling commercial airtime inventory on a Network basis in sponsorship packages typically appeals to advertisers seeking a broader demographic reach than that delivered by individual radio stations, which generally deliver an audience with narrow, specific demographic characteristics. In addition, because we sell our commercial airtime inventory exclusively on a Network basis, rather than station by station, we do not compete for advertising dollars with our local radio station Affiliates. We believe that this corporate policy is a key factor in maintaining our relationships with Affiliates.
      Sales of Our Commercial Airtime Inventory. In each of the Australian markets in which we conduct operations, we maintain an advertising sales office as part of our operations center. Our advertising sales force is able to sell available commercial airtime inventory for each of our Networks in any and all of our markets in addition to selling such inventory in each local market, which we believe affords our sales representatives an advantage over certain of their competitors. For example, an airline advertiser can purchase commercial airtime inventory in multiple markets from our local sales representative in the city in which the airline is headquartered. Our advertising sales force in Australia is comprised of approximately 15 sales representatives. The number of sales representatives in an individual market ranges from zero to eight depending on the size of the market and the number of potential national and regional advertising clients headquartered in the market. Specialized programs and marketing campaigns, which support nationwide sales and other special forms of advertising, are managed from our Australian headquarters in Sydney, Australia. In Canada, we currently have a corporate and sales office in Toronto and a marketing office in Montreal and intend to expand our sales force as our operations expand.

      We have historically focused on maintaining direct relationships with our advertising customers, especially those who purchase commercial airtime inventory from us through an advertising agency. The majority of our advertising sales of commercial airtime inventory is sold through advertising agencies. We believe that maintaining direct relationships with our advertisers insures that our relationships remain intact with our advertising customers when advertising agency changes are made.
      Due to the number of our Australian markets, our reach within each of these markets and the range of services that we provide, we have garnered a broad base of advertising clients in a diverse group of industries. For the year ended June 30, 2005, no single Australian advertiser represented more than 4.7% of our total revenues and our top ten advertisers, as a group, represented 29% of our total revenues.
      Recent Expansion — Radio News Reports and TV Reports. We introduced TV Reports on a test basis initially in the Sydney market in 2003. In March 2005, we commenced launching our expanded TV Reports in additional markets. We anticipate that the advertising format will be similar to the format utilized for the Radio Network and should provide advertisers with a consumer impact similar to that discussed above. We expanded our Radio Network in Australia in July 2005 to include Affiliates contracting for Radio News Reports. We believe that the expanded Radio Network and the TV Network, which are currently in development stages, will allow us to acquire, package and sell significantly more commercial airtime inventory. However, we have not yet maximized the marketing potential of the increased commercial airtime inventory. Accordingly, we have generated only minimal revenue from the sale of commercial airtime inventory received in exchange for Radio News Reports and TV Reports. We intend to introduce the Radio Network sponsorships in additional Australian markets as we expand our provision of Radio News Reports. We intend to add Radio New Reports and TV Reports to our Canadian operations as such operations expand.
      Significant Suppliers — Austereo Pty Ltd., one of our Affiliates, is the largest radio broadcaster in Australia and provides us with approximately 28% of the radio commercial airtime inventory we received in exchange for our Radio Traffic Reports and Radio News Reports and other consideration. When sold to advertisers, this commercial airtime inventory accounts for a material amount of our Australian revenues. We have entered into an agreement with Austereo, effective April 1, 2004 and expiring June 30, 2006, pursuant to which we provide regularly-scheduled Radio Traffic Reports to ten Australian radio stations operated by Austereo in Sydney, Melbourne, Brisbane, Adelaide and Perth. In addition, we have entered into an agreement with Austereo effective July 1, 2005 pursuant to which we are providing Radio News Reports to these same ten radio stations through June 30, 2008. The agreement respecting our Radio News Reports also provides that we may utilize Austereo’s news production staff and equipment during the term of the agreement in exchange for monthly payments. If we are unable to retain Austereo as an Affiliate following the expiration of these agreements, the amount of our Australian commercial airtime inventory will decrease significantly and we would likely experience a corresponding decrease in revenues from Australian inventory sales.
      On October 21, 2005, we entered into an agreement with Corus Entertainment, Inc. (“Corus”), one of the largest radio broadcasters in Canada, to provide Radio Traffic Reports on 24 radio stations throughout seven Canadian markets. Corus’ stations account for 75% of our current Canadian Affiliates. We expect to begin delivering Radio Traffic Reports to our Canadian Affiliates and accumulating related commercial airtime inventory in December 2005, and anticipate generating revenue from our Canadian operations commencing in January 2006.
Our Operating Strategy
      Our operating strategy is to realize operating efficiencies by: (i) expanding geographically; (ii) increasing the number of Affiliates using the Radio Traffic Reports within existing markets; (iii) developing the Radio News Reports; (iv) developing the TV Reports; and (v) continuing to strengthen our marketing, sales and inventory management operations.
      Expand Geographically. We currently operate in ten of the largest population centers in Australia. In April 2005, we began exploring the major markets in Canada and in October 2005, entered into an

Affiliate Contract to open operations and provide Radio Traffic Reports to major radio stations in seven of the largest markets in Canada. Once operations in Canada are established, we plan to explore and, if feasible, open traffic reporting centers in the remaining large markets in Canada and other larger markets around the world. When fully operational, we hope to be able to deliver to advertisers an advertising medium that enables them to efficiently and effectively reach the major population centers of the world with great ease and at a low cost.
      Increase the Number of Affiliates Using the Radio Traffic Reports within Existing Markets. We believe that there are substantial opportunities for continued growth in our Australian and Canadian Radio Networks. Since new radio licenses continue to be issued in Australia, we believe that opportunities are available to increase market penetration by establishing relationships with newly established radio stations. Although our current Radio Network includes 50 commercial radio stations operating in our top ten Australian markets, we believe that there remain expansion opportunities with radio stations in Australia not currently using our Radio Traffic Reports. Because our Canadian Radio Network is in the development stage, there is significant opportunity for growth both with respect to existing and newly established radio stations. Once we establish a presence in a market by providing our Radio Traffic Reports to at least one Affiliate, we can leverage our investment in information-gathering technology by providing Radio Traffic Reports to multiple Affiliates at relatively minimal additional cost.
      Expand our Provision of Radio News Reports. We began during fiscal year 2006 to leverage our Australian market hold by offering the Radio News Reports to our Australian Affiliates. On June 30, 2005, we entered into an agreement to provide Radio News Reports to all radio stations of Austereo, the largest radio broadcaster operating in Australia. This agreement provides us with significant additional commercial airtime inventory. We believe that we can provide customized news reports of a superior quality at a lower cost than an individual station can provide on its own. Moreover, we believe that consolidation in the radio industry may increase the demand for the Radio Network because radio station owners are likely to continue to increase their out-sourcing of various programming elements in order to minimize operating costs. We plan to focus on increasing the number of radio stations broadcasting the Radio News Reports within our current Australian markets and add Radio News Reports to our Canadian operations as such operations expand. The addition of the Radio News Reports will allow us to provide a service to markets where traffic is not sufficiently important to merit a report, thereby increasing the size of the audience listening to our Information Reports. By increasing audience size, we believe that we will increase our advertising appeal and revenue potential.
      Expand our Provision of TV Reports. In connection with our core Radio Traffic Reports business, we developed an infrastructure of video surveillance and broadcast equipment, including helicopters, airplanes and broadcast quality remote and omni-directional aircraft-mounted camera systems. Through agreements with various governmental agencies, we have access to over 1,500 static mounted traffic surveillance cameras. In 2003, we began to use this infrastructure to offer video coverage of traffic and breaking news stories to Channel Ten TV in Sydney. We began to expand TV Reports in March 2005 and now provide this service to eight television stations in the four largest markets in Australia. In October 2005, we began flying two additional helicopters as part of our expansion of TV Reports. We provide TV Reports that include full service at any time of, and on any day of, the year video coverage from camera crews in our aircraft that can cover news stories and traffic conditions. In addition, our access to strategically located fixed-position ground-based camera systems offer Affiliates coverage of crucial traffic arteries and news stories and are capable of providing panoramic views of the cities in which such cameras are located. We intend to expand our TV Reports into the remaining Australian markets and, eventually, into our Canadian markets.
      Continue to Strengthen Marketing, Sales and Inventory Management Operations. Over the past year, we have invested in, and continue to initiate and implement, new operating strategies and systems to increase revenues and net income in our operations. In order to increase the percentage of our commercial airtime inventory sold, we have: (i) increased our sales force and acquired extensive research and sales and marketing materials; (ii) hired additional sales managers to better manage the activities of our sales representatives and enhance our relations with Affiliates; and (iii) fully automated our commercial airtime inventory management system to improve inventory control and pricing.
Corporate Structure
      Our operations in Australia have been organized into marketing regions. Each region has a Regional Sales Manager who oversees a sales staff charged with reaching sales budgets and an administrative staff which provides sales support and accounting services. The Regional Sales Manager also is responsible for direct selling of commercial airtime inventory to advertisers. A National Director of Sales who reports to our General Manager has oversight responsibility for the Regional Sales Managers and maintains a selective listing of significant advertisers. By requiring the Regional Sales Managers and the National Director of Sales to maintain advertising clients in addition to their management responsibilities, we believe that our managers remain better apprised of advertising conditions.
      In each of our Australian markets, ATN employs a Director of Operations who is responsible for all aspects of the day-to-day operations in a defined market. Each Director of Operations is responsible for supervising all of the broadcasters, airborne reporters, producers, editors, and writers in such Director’s operation center. Moreover, the Director of Operations is responsible for maintaining day-to-day relations with Affiliates and pursuing relationships with unaffiliated stations. ATN employs a National Director of Operations who supervises the Directors of Operation and who reports to ATN’s General Manager.
Radio and Television Industry
      Our growth in total radio revenues tends to be fairly stable and has generally grown at a faster rate than the Australian Gross National Product (“GNP”). According to Price Waterhouse Coopers, Australian radio revenues have increased by approximately 5% for the year ended June 30, 2003, approximately 11% for the year ended June 30, 2004 and approximately 12% for the year ended June 30, 2005. With the exception of 1991, Australian radio revenues have risen in each of the past 15 years more rapidly than either inflation or the GNP. Based on information from several sources, Canadian radio revenues have increased by approximately 3.2% during the broadcast calendar year ended August 31, 2002, approximately 8.2% during the broadcast calendar year ended August 31, 2003 and approximately 3.4% during the broadcast calendar year ended August 31, 2004. Canadian radio revenues have risen in each of the past ten years, from approximately $652 million during the broadcast calendar year ended August 31, 1995 to approximately $1,052 million during the broadcast calendar year ended August 31, 2004 (United States dollar amounts are based on a recent exchange rate of .8579 United States dollars per Canadian dollar).
Competition
      We market our Information Reports to radio and television stations in Australia and radio stations in Canada, where we face various sources of competition in providing our information reporting services. We believe that single market operators and groups of stations (whether or not under common ownership) that prepare and deliver their own traffic and news reports comprise our primary competition. Consolidation in the radio and television markets may create additional opportunities and economies of scale for large radio and/or television groups to provide their own services, which would pose greater competition for us. In addition to providers of broadcast reports, there are also alternative means of compiling traffic information and delivering such information to the public. Certain governmental agencies, including some state and local departments of transportation, generate selected traffic flow data through strategically positioned cameras that monitor traffic flow, which could be used by our competitors and accessed by consumers. Most of these traffic systems and cameras, however, were built for purposes such as infrastructure planning, road operation and road safety, and were not designed to provide real-time traffic flow information to consumers and do not provide information reporting services in a manner that engages radio listeners and television viewers. As such, we do not believe such services are directly competitive with the information reporting services we provide. However, others may view these alternative sources of traffic data as competitors, and as demand for traffic information services and technologies increase, we expect that additional new competitors may enter the market in the future.
      We also face competition in the sale of our commercial airtime inventory. While we compete for advertising dollars with radio and television stations, including our Affiliates, we do not believe we compete directly with such stations because we position our advertisements within the framework of our Information Reports and provide our commercial airtime inventory to our advertisers on a Network basis. In addition to radio and television stations, we compete for advertising dollars with other media, including local print and other forms of communications media including newspapers, magazines, outdoor advertising, transit advertising, Internet advertising, direct response advertising, yellow page directories and point-of-sale advertising, among others.
      Our overall business is also be subject to competition from existing or future entities that provide information reporting services in exchange for network-based advertising spots using a business model that is similar to ours. Such a competitor currently exists in Canada, operating primarily in Toronto but also operating in other Canadian markets in which we intend to introduce our services.
Intellectual Property
      We do not have any registered trademarks, nor do we believe that it is important to the success of our business. We allow our Affiliates to take credit for all of the Information Reports that we provide.
Employees
      GTN currently employs three individuals. ATN currently employs approximately forty-seven full-time, six part-time and seven contract persons, none of whom was covered by a collective bargaining arrangement. Of these employees, approximately thirty-seven were engaged in broadcasting and operations; sixteen in sales and marketing; and seven in general and administrative activities. CTN currently employs six individuals. We consider our relationship, and our subsidiaries’ relationships, with employees to be good. We have never had a strike, work stoppage, or similar employee-related incident.
Properties
      We lease office space in Las Vegas, Nevada and operation centers, broadcast studios and marketing and administrative offices in Australia and Canada. We lease approximately 8,000 square feet in the aggregate in Australia and approximately 3,500 square feet in the aggregate in Canada, pursuant to the terms of various lease agreements. For the year ended June 30, 2005, we incurred approximately $300,000 in facilities rental expense.
Legal Matters
      We are not currently a party to any material litigation and are not aware of any threatened litigation that would affect our business.

MANAGEMENT
Directors, Executive Officers and Other Key Employees

Name	Age	Position

Directors and Executive Officers
William L. Yde III	52	Chairman, Chief Executive Officer and President
Scott Cody	40	Chief Operating Officer and Chief Financial Officer
Dale C. Arfman	52	Treasurer, Secretary and Director
Robert L. Johander	59	Vice-Chairman
Gary Benson	61	Director
Ivan Shulman	43	Director
Other Key Employees
William Pezzimenti	55	President and Director of Australia Traffic Network
Ken Casseri	47	President and Director of Canadian Traffic Network
      Information with respect to the business experience and affiliations of our directors, executive officers and other key employees is set forth below.
      William L. Yde III founded ATN on June 20, 1997 and has served as ATN’s Chairman and Chief Executive Officer since its inception. Prior to forming ATN, Mr. Yde was the founder of Wisconsin Information Systems, Inc., an Ohio corporation dba Milwaukee Traffic Network (“Milwaukee Traffic Network”), in 1994 and expanded operations to create traffic networks in Milwaukee, Oklahoma City, Omaha and Albuquerque before selling them in 1996 to Metro Networks, Inc., now a wholly owned subsidiary of Westwood One, Inc. In 1999, Mr. Yde co-founded Nihon (Japan) Traffic Network, a Japanese entity (“JTN”), and served as its Chief Executive Officer and as a director on its board from 1999 to January 2002, at which time the company suspended operations. Mr. Yde is a former CPA who earned a Bachelor of Arts in Accounting from Indiana University.
      Scott Cody has served as our Chief Operating Officer and Chief Financial Officer since joining our company in June 2005. Prior to joining our company, Mr. Cody held various positions with Metro Networks, Inc., serving as Vice President of Finance from 1997 to June 2002 and Senior Vice President of Business Development from July 2002 to June 2005. Prior to joining Metro Networks, Inc., Mr. Cody was Vice President of Finance for Tele-Media Broadcasting Company. Mr. Cody earned a Bachelor of Arts in Accounting/ Finance from Juniata College.
      Dale C. Arfman has been with ATN since 1999 and is ATN’s Chief Financial Officer. In 1999, Mr. Arfman was a co-founder of JTN and served as its Chief Financial Officer and as a member of its board of directors from 1999 to January 2002, at which time the company suspended operations. From 1996 to 1999, Mr. Arfman contributed to the development of traffic networks in Oklahoma City, Albuquerque and Omaha as an officer of Milwaukee Traffic Network. Prior to his involvement in the traffic business, Mr. Arfman was a loan officer with Bank One Indianapolis. Mr. Arfman earned an MBA in Finance from Indiana University.
      Robert L. Johander has been a member of our board of director and served as Vice-Chairman since September 30, 2005. Mr. Johander co-founded ValueVision International, Inc., in 1990 and served as its Chief Executive Officer until 1998 and as its Chairman until 1999. In 1999, Mr. Johander co-founded JTN and served on its board of directors from 1999 to January 2002, at which time the company suspended operations. Mr. Johander attended the University of Minnesota.
      Gary Benson has been a member of our board of director since September 30, 2005. Mr. Benson currently serves as President, Treasurer and Broker of Twin Town Realty, Inc., positions he has held since 1964. He has also served as the General Partner of Goben Enterprises LP since 1995, and as Chief

Executive Officer and President of Transcontinental Acceptance Corporation since 1995. Mr. Benson earned a degree in economic and business finance from Saint Cloud State University.
      Ivan Shulman has been a member of our board of director since September 30, 2005. Mr. Shulman has been the owner of The Sports House since March 2003, prior to which time he held various positions with Metro Networks, Inc., serving most recently as the Senior Vice President of Marketing from 1997 to January 2003, Vice President of Marketing from 1995 to 1997 and Vice President of Merchandising from 1994 to 1995. Mr. Shulman earned a Bachelor of Arts in Advertising from the University of Alabama.
      William Pezzimenti currently serves as the President and Sales Director of ATN having served as sales director for the last seven years. Prior to joining ATN, Mr. Pezzimenti was the manager of retail development for the CBS television affiliate in Buffalo, New York. Mr. Pezzimenti attended the University at Buffalo.
      Ken Casseri currently serves as the President and Sales Director for CTN. Prior to joining CTN in May 2005, Mr. Casseri served as Regional General Manager for Metro Networks, Inc. from April 2002 to May 2005. Mr. Casseri served as International Director of Marketing for JTN From April 2001 to January 2002, at which time the Company suspended operations. From September 1996 to April 2001, Mr. Casseri served as Regional General Manager for Metro Networks. Mr. Casseri is a graduate of Canisius College in Buffalo, New York.
Compensation of Executive Officers of ATN
      The following table sets forth, for the last two fiscal years, the compensation earned for services rendered in all capacities by ATN’s Chief Executive Officer and the other highest-paid executive officers of ATN serving as such at the end of 2005 whose compensation for that fiscal year was in excess of $100,000.
Summary Compensation Table

						Long-Term
						Compensation Awards
		Annual Compensation
							Securities
					Other Annual	Restricted Stock	Underlying	All Other
Name and Principal Position	Year	Salary($)		Bonus($)	Compensation($)	Award(s)($)	Options(#)	Compensation($)

William L. Yde III(1)	2005	$221,250	(2)	$146,380	-0-	-0-	-0-	-0-
Chief Executive Officer	2004	$194,000		-0-	-0-	-0-	-0-	-0-
William Pezzimenti(3)	2005	$222,451		$101,659	-0-	-0-	-0-	-0-
President and Director of Australia Traffic Network	2004	$169,848		$136,848	-0-	-0-	-0-	-0-
Dale C. Arfman(4)	2005	$219,250	(5)	-0-	-0-	-0-	-0-	-0-
Executive Vice President and Director	2004	$194,000		-0-	-0-	-0-	-0-	-0-

(1)	ATN pays a management fee to Milwaukee Traffic Network which, in turn, compensates Mr. Yde.

(2)	Mr. Yde’s 2005 salary is comprised of $216,250 from Milwaukee Traffic Network through ATN and $5,000 from GTN.

(3)	Mr. Pezzimenti is paid in Australian dollars. For the purposes of this table, his compensation has been converted to United States dollars utilizing the average exchange rate for each year.

(4)	ATN pays a management fee to Milwaukee Traffic Network which, in turn, compensates Mr. Arfman.

(5)	Mr. Arfman’s 2005 salary is comprised of $216,250 from Milwaukee Traffic Network through ATN and $3,000 from GTN.

Global Traffic Network, Inc. 2005 Stock Incentive Plan
      On September 30, 2005, we adopted the Global Traffic Network, Inc. 2005 Stock Incentive Plan (the “2005 Plan”) and our stockholders approved the 2005 Plan’s adoption on the same date. The 2005 Plan authorizes the granting of stock based awards to purchase up to 1,200,000 shares of our common stock, of which a total of 100,000 shares will be subject to options to be granted on the effective date of this offering to two of our outside directors. Under the 2005 Plan, our board of directors or a committee of two or more non-employee directors designated by our board will administer the 2005 Plan. As such, the board or compensation committee, as applicable, will have the power to grant awards, to determine when and to whom awards will be granted, the form of each award, the amount of each award, and any other terms or conditions of each award consistent with the terms of the 2005 Plan. Awards may be made to our employees, directors and consultants. The types of awards that may be granted under the 2005 Plan include incentive and non-qualified stock options, restricted and unrestricted stock, stock appreciation rights, performance shares and other stock-based awards. Each award agreement will specify the number and type of award, together with any other terms and conditions as determined by the board of directors or committee in its sole discretion.
Employment Agreements
      Mr. William L. Yde III, our Chief Executive Officer and President, and Mr. Dale C. Arfman , our Treasurer and Secretary currently receive substantially all of their compensation pursuant to payments we make under a management agreement with Milwaukee Traffic Network, a corporation of which Messrs. Yde and Arfman are each 50% shareholders. See “Certain Relationships and Related Transactions.” Our management agreement with Milwaukee Traffic Network will be terminated upon the closing of this offering and we will compensate Messrs. Yde and Arfman directly for the services they provide as our employees under their respective employment agreements described below.

Employment Agreement with William L. Yde III
      We have entered into an employment agreement dated November 18, 2005 with William L. Yde III, our Chief Executive Officer and President. The agreement has a term of five years and commences, if ever, upon the closing of this offering.
      Pursuant to this agreement, Mr. Yde is entitled to receive a base salary of $350,000 per year, subject to a one-time increase in the amount of $50,000 provided that certain profit levels as determined by the board of directors have been achieved. Mr. Yde is also eligible to receive a bonus of up to $50,000 annually and a bonus in the form of stock awards or grants of options to purchase our capital, dependent upon such factors or goals as may be determined by the Board from time to time.
      Also pursuant to the agreement, the Board, in its sole discretion, may grant Mr. Yde up to 500,000 shares of our common stock if our stock has traded at an average closing sales price of $30.00 per share of common stock for 20 consecutive trading days, as reported on the NASDAQ (or such other market or exchange if the Company’s common stock is then quoted or listed on a market or exchange other than the NASDAQ).
      In the event that we terminate Mr. Yde’s employment without cause (as defined in the employment agreement) or if Mr. Yde terminates his employment as a result of our material breach of the agreement, Mr. Yde is entitled to severance in the form of continuation of his base salary and annual increase for 18 months.
      The agreement contains standard provisions regarding protection of our confidential information (as defined in the employment agreement) and prohibits Mr. Yde from directly or indirectly engaging in the following actions during the period he is employed by us and continuing for one year following the termination of the agreement, without our prior express written consent:

•	provide services to any of our competitors anywhere outside of the United States similar to those provided to us during his employment with us;

•	solicit or attempt to induce any of our customers, suppliers, licensees, licensors or other business relations to cease doing business with us; or

•	solicit or attempt to induce any of our employees to leave our employ, or to work for, render services or provide advice to or supply our confidential business information or trade secrets to any third person or entity.

Employment Agreement with Scott Cody
      We intend to enter into an employment agreement with Scott Cody, our Chief Financial Officer and Chief Operating Officer prior to the effective date of this offering.

Employment Agreement with Dale C. Arfman
      We have entered into an employment agreement dated November 18, 2005 with Dale C. Arfman, our Treasurer and Secretary. The agreement has a term of three years and commences, if ever, upon the closing of this offering.
      Pursuant to this agreement, Mr. Arfman is entitled to receive a base salary of $175,000 per year. Mr. Arfman is also eligible to receive a cash bonus or a bonus in the form of stock awards or grants of options to purchase our capital, dependent upon such factors or goals as may be determined by the Board from time to time.
      In the event that we terminate Mr. Arfman’s employment without cause (as defined in the employment agreement) or if Mr. Arfman terminates his employment as a result of our material breach of the agreement, Mr. Arfman is entitled to severance in the form of continuation of his base salary for 18 months.
      The agreement contains standard provisions regarding protection of our confidential information (as defined in the employment agreement) and prohibits Mr. Arfman from directly or indirectly engaging in the following actions during the period he is employed by us and continuing for one year following the termination of the agreement, without our prior express written consent:

•	provide services to any of our competitors anywhere outside of the United States similar to those provided to us during his employment with us;

•	solicit or attempt to induce any of our customers, suppliers, licensees, licensors or other business relations to cease doing business with us; or

•	solicit or attempt to induce any of our employees to leave our employ, or to work for, render services or provide advice to or supply our confidential business information or trade secrets to any third person or entity.

Other Agreements
      Prior to effective date of this offering, we also intend to enter into agreements with each of Messrs. William Pezzimenti and Ken Casseri which will provide for confidentiality, non-competition and non-solicitation covenants that will remain in effect for a period of one year following termination of employment.
Board of Directors and Committees
      Our Board of Directors is currently comprised of five members: Messrs. Yde, Arfman, Johander, Benson and Shulman. Following the effective date of this offering, we will appoint a compensation committee, an audit committee and a corporate governance committee (which will perform the functions of a nominating committee), each of which will comply with the listing requirements of the Nasdaq Stock Market. Our compensation committee will be comprised of Messrs. Shulman and Johander; our corporate governance committee will be comprised of Messrs. Johander and Benson; and our audit committee will be comprised of Messrs. Benson, Shulman and Johander. At least one member of the audit committee, Mr. Benson will be an “audit committee financial expert,” as that term is defined in Item 401(h)(2) of Regulation S-K, and will be “independent” as that term is defined in Rule 4200(a)(15) of the Nasdaq listing standards.
Compensation of Directors
      Currently, our directors receive no compensation for serving as members on our Board of Directors. Following the effective date of this offering, our non-employee directors will receive $3,000 for each board meeting attended in person, $1,000 for each board meeting attended via teleconference, and $1,000 for each committee meeting attended. In addition, upon the effective date of this offering, Gary Benson and Ivan Shulman, two of our outside directors, will each receive an option to purchase 50,000 shares of our common stock. Such options will have an exercise price equal to the initial public offering price and will vest in three equal annual installments. Director compensation will be subject to review and adjustment from time to time at the discretion of our board of directors.
Compensation Committee Interlocks and Insider Participation
      Our board of directors did not have a compensation committee during fiscal year 2005. Except for Messrs. Yde and Arfman, who each serve on the board of directors of Milwaukee Traffic Network, none of our executive officers serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      To our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, except as indicated by footnote and subject to community property laws where applicable. Percentage ownership before this offering is based on 8,500,000 shares of common stock outstanding, including 4,000,000 shares of our common stock which will be issued to the ATN shareholders pursuant to the Share Exchange prior to the effective time of the offering, subject to the assumptions set forth below. Percentage ownership after this offering is based on 11,900,000 shares of common stock outstanding immediately after the closing of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable as of December 5, 2005, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated, the address of each of the following persons is 7251 West Lake Mead Boulevard, Suite 300, Las Vegas, Nevada 89128.

			Percentage of Shares
	Shares		Beneficially Owned
	Beneficially
Name of Beneficial Owner	Owned		Prior to Offering	After Offering

Directors and Executive Officers:
William L. Yde III	3,490,680	(1)	46.54%	33.24%
Dale C. Arfman	2,512,417		29.56%	21.11%
Robert L. Johander	465,106	(2)	5.47%	3.91%
Scott Cody	0		0	0
Gary Benson	0		0	0
Ivan Shulman	0		0	0
All directors and executive officers as a group (6 people)	6,468,203		76.10%	54.35%
Metro Networks Communications, Inc.	1,540,195		18.12%	12.94%
40 West 57th Street, 15th floor New York, NY 10019

(1)	Includes 465,106 shares held by the Robert L. Johander Revocable Trust u/a/d December 18, 2003 and 538,933 shares held by another third party which Mr. Yde has the power to vote under separate voting agreements; Mr. Yde also has an option to purchase 413,428 of the shares subject to the voting agreement with the other third party.

(2)	Represents 465,106 shares held by the Robert L. Johander Revocable Trust u/a/d December 18, 2003, of which Mr. Johander serves as co-trustee. Such shares are subject to a voting agreement in favor of William L. Yde III.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      Our Chairman and Chief Executive Officer, William L. Yde III, and our Treasurer and Secretary, Dale C. Arfman, are each 50% shareholders of Wisconsin Information Systems, Inc., an Ohio corporation d/b/a Milwaukee Traffic Network (“Milwaukee Traffic Network”), with which ATN maintains a management contract. Pursuant to the agreement which extends through June 30, 2007, ATN pays Milwaukee Traffic Network $38,000 monthly for the management services of Messrs. Yde and Arfman together with incentive amounts which are determined from time to time by the board of directors of ATN. For fiscal years ended June 30, 2005, 2004 and 2003, ATN paid Milwaukee Traffic Network approximately $597,000, $443,000 and $338,000, respectively. Messrs. Yde and Arfman have received substantially all of their compensation from us pursuant to these management fees. The management agreement with Milwaukee Traffic Network will be terminated on the first day of the month following the effective date of this offering, after which we will compensate Messrs. Yde and Arfman directly for the services they provide as our employees under the terms of their respective employment agreements. See “Compensation of Executive Officers of ATN.”
      We issued notes payable to our shareholders in order to fund the original development of operations in 1998, and we continued to issue notes payable to our shareholders from time to time between 1998 and 2004 to fund on-going cash requirements of our business operations. Each note accrued interest at 5% annually, with interest becoming due upon maturity of the notes. During the years ended June 30, 2005, 2004, 2003, we incurred interest expense of approximately $4,000, $10,000 and $19,000, respectively, in connection with these loans. For the three months ended September 30, 2005, we incurred interest expense of approximately $1,000 in connection with these loans. Included among the shareholders to which we have issued notes payable are William L. Yde III, our Chairman and Chief Executive Officer, Dale C. Arfman, our Treasurer and Secretary, and Metro, who will beneficially own approximately 18.12% of our common stock immediately prior to the effective date of this offering. At June 30, 2004, the amount of notes payable to Messrs. Yde and Arfman and to Metro were $74,000, $74,000 and $81,000, respectively. At June 30, 2005 the amount of the notes payable to Metro was $22,000. During September 2005, we repaid in full all outstanding shareholder notes payable and all accrued interest thereon.
      In addition to the shareholder notes described above, on November 9, 2005, CTN entered into a Senior Note Purchase Agreement (the “Loan Agreement”) with Metro Networks Communications, Inc., a Maryland corporation (“Metro”), which holds approximately 18% of our common stock. Pursuant to the Loan Agreement, CTN borrowed $2 million pursuant to a promissory note. The note accrues interest at an annual rate of 10%. The note matures and is payable in full on the earlier of November 9, 2008 or the first anniversary of the closing of this offering. The Loan Agreement contains typical loan terms regarding the provision of financial information to Metro on a scheduled basis, approval by Metro of business activities out of the ordinary course of business, CTN’s agreement not to make material changes in its business or to operate out of its ordinary course of business and CTN’s agreement to refrain from incurring indebtedness, excepting certain permitted indebtedness. Additionally, CTN agreed not to compete with Metro in the United States. CTN granted a security interest to Metro in all of its assets, except for future-acquired helicopters financed by unrelated third-parties, as security for the loan. GTN, GTC and ATN guaranteed CTN’s obligations under the Loan Agreement. In connection with the Loan Agreement, CTN and an affiliate of Metro entered into a Mutual Sales Representation Agreement whereby each party agreed to sell advertising time for the other in its respective country and the Company agreed to not compete with Metro in the United States. CTN additionally entered into a Traffic Data Agreement with an affiliate of Metro whereby CTN agreed to provide traffic data to Metro on a non-exclusive basis. The proceeds of the loan are to be used to partially fund the Company’s commencing operations in Canada.
      On December 13, 2005, GTN, ATN and the holders of all of the outstanding ordinary shares of ATN entered into a Securities Exchange Agreement whereby each shareholder agreed to exchange his, her or its ordinary shares of ATN for shares of GTN immediately prior to the closing of this offering, such that ATN will become a wholly-owned subsidiary of GTN. Pursuant to the agreement, each ordinary share of ATN will be converted into approximately 29.53 shares of GTN’s common stock. Additionally, GTN will issue promissory notes in an aggregate amount of $1.4 million to the ATN shareholders to cover the estimated tax consequences to such shareholders of the Share Exchange. The Share Exchange Notes will be repaid in their entirety out of the proceeds of this offering.
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market for Common Stock
      Before this offering, there was no market for our common stock. We intend to apply to list our common stock on the Nasdaq National Market under the symbol “GNET.”
Record Holders
      As of December 5, 2005, there were seven holders of record of our common stock.
Dividends
      We do not expect to pay cash dividends or make any other distributions in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Subject to the foregoing dividend restriction, the payment of cash dividends in the future, if any, will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors.
Securities Authorized for Issuance under Equity Compensation Plans
      On September 30, 2005, we adopted the Global Traffic Network, Inc. 2005 Stock Incentive Plan (the “2005 Plan”), which is approved to grant up to an aggregate of 1,200,000 shares of our common stock, none of which are subject to outstanding incentive grants. We intend to grant options to purchase a total of 100,000 shares of our common stock to two of our outside directors on the effective date of this offering. The 2005 Plan was approved by our shareholders on September 30, 2005. See “Management-Global Traffic Network, Inc. 2005 Stock Incentive Plan.”

DESCRIPTION OF CAPITAL STOCK
      The following is a description of our capital stock and the material provisions of our certificate of incorporation, bylaws and other agreements to which we and our stockholders are parties, in each case upon the closing of this offering. The following is only a summary and is qualified by applicable law and by the provisions of our certificate of incorporation, bylaws and other agreements, copies of which are available as set forth under “Where You Can Find More Information.”
General
      As of December 5, 2005, 4,500,000 shares of our common stock were issued and outstanding, and there were seven holders of our common stock. Prior to the effective time of this offering, we will issue 4,000,000 shares of our common stock pursuant to the Share Exchange and 8,500,000 shares of our common stock will be issued and outstanding. Upon the closing of this offering, our authorized capital stock will consist of an aggregate of 100,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share, and we will have an aggregate of 11,900,000 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. Each such outstanding share of our common stock will be validly issued, fully paid and non-assessable.
Common Stock
      Voting. The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors.
      Dividend Rights. Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our board of directors out of our assets or funds legally available for such dividends or distributions.
      Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.
      Conversion, Redemption and Preemptive Rights. Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.
Preferred Stock
      Under our Certificate of Incorporation, our Board of Directors is authorized, subject to limitations prescribed by law, to issue up to 10,000,000 shares of preferred stock in one or more series without further stockholder approval. The Board has discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of our preferred stock. Accordingly, our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. Upon the closing of this offering, there will be no shares of preferred stock outstanding.
Limitations on Directors’ Liability
      Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors which may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.
      In addition, as permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.
This provision does not affect a director’s liability under the federal securities laws.
      To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law that May Have an Anti-Takeover Effect
      Certain provisions set forth in our certificate of incorporation, in our bylaws and in Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.
      Blank Check Preferred Stock. Our certificate of incorporation and bylaws contain provisions that permit us to issue, without any further vote or action by the stockholders, up to 10,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.
      Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders may be called only by the chairman or by a majority of the members of our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders.
Delaware Takeover Statute
      In general, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation that is a public company from engaging in any “business combination” (as defined below) with any “interested stockholder” (defined generally as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such entity or person) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
      Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
Potential for Anti-Takeover Effects
      While the foregoing provisions of our certificate of incorporation, bylaws and Delaware law may have an anti-takeover effect, these provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. In that regard, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock will be Wells Fargo Bank, National Association.
SHARES ELIGIBLE FOR FUTURE SALE
      Upon completion of the offering, our current stockholders will own 8,500,000 shares of our common stock which will represent 71.4% of the total outstanding shares of our common stock (approximately 68.5% if the Underwriter’s over-allotment option is exercised in full). We will also have 1,200,000 shares of our common stock reserved for issuance under the 2005 plan, of which a total of 100,000 shares will be subject to options to be granted to two of our outside directors on the effective date of this offering. We will also be granting options to purchase a total of 100,000 shares on the effective date of this offering to our outside directors. These options will have an exercise price equal to the initial public offering price and will vest in three equal annual installments commencing on the first anniversary of the date of grant. In addition, upon the closing of this offering, we will issue to the Underwriter a warrant to purchase an aggregate of 340,000 shares of our common stock. This warrant is not exercisable during the first year after the date of the final prospectus relating to this offering and thereafter is exercisable at a per share price equal to 120% of the initial public offering price for a period of four years from the closing of this offering. We, our directors, executive officers, certain other officers and all of our current stockholders have agreed not to offer, sell, contract to sell, swap, make any short sale of, pledge, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to, grant any option to purchase or otherwise dispose of, or publicly announce his, her or its intention to do any of the foregoing with respect to, any shares of common stock, or any securities convertible into, or exercisable or exchangeable for, any shares of common stock for a period of 12 months after the date of this prospectus without the prior written consent of the Underwriter. See “Underwriting — Lock Up Agreement.” After the expiration of a 12-month “lock-up” period, those stockholders and option holders will be entitled to dispose of their shares upon compliance with applicable securities laws. After this lock-up period, 3,400,000 shares of our common stock will be eligible for sale without limitation and 8,500,000 shares of our common stock will be eligible for sale subject to the volume, manner of sale and other limitations under Rule 144.
      In general, under Rule 144, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 120,000 shares immediately after the offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.
      Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Unless held by a person who is deemed to have been our affiliate during the preceding three month period, 3,684,603, 815,397 and 4,000,000 shares of our common stock will be eligible for sale under Rule 144(k) on May 16, 2007, November 7, 2007, and the two-year anniversary of the date of the Underwriting Agreement, respectively.
      We cannot predict the effect, if any, that future sales of these shares or the availability of those shares for future sale will have on the market price of our common stock. Sales of substantial amounts of those shares or the perception that such sales could occur after the expiration of such 12-month period may adversely affect the prevailing market price of our common stock. These factors could also make it more difficult to raise funds through future offerings of common stock.
      In general, under Rule 701 promulgated under the Securities Act, as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other similar written agreement will be eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

UNDERWRITING
      Under the terms and subject to the conditions in an underwriting agreement dated                     , 2006 (the “Underwriting Agreement”) we have agreed to sell to the Underwriter 3,400,000 shares of our common stock.
      Under the terms and subject to the conditions of the Underwriting Agreement, the Underwriter has agreed to purchase from us 3,400,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The Underwriting Agreement provides that the Underwriter’s obligations to purchase our shares are subject to approval of legal matters by counsel and to the satisfaction of other conditions. The Underwriter is obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if it purchases any shares.
Commissions and Expenses
      The Underwriter proposes to offer the shares to the public at the public offering price set forth on the cover of this prospectus. The Underwriter may offer the shares to securities dealers at the price to the public less a concession not in excess of $           per share. After the shares are released for sale to the public, the Underwriter may vary the offering price and other selling terms from time to time.
      The following table shows the underwriting discounts and commissions that we are to pay to the Underwriter in connection with this offering. These amounts are shown assuming no exercise and full exercise of the Underwriter’s over-allotment option to purchase additional shares.

Payable by Us

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
      We estimate that the total expenses of this offering will be approximately $               , excluding underwriting discounts, commissions and a non-accountable expense allowance of $               .
Warrant
      As additional compensation, we have agreed to sell to the Underwriter, for nominal consideration, a warrant (the “Underwriter’s Warrant”) to purchase up to 340,000 shares of our common stock. The Underwriter’s Warrant is not exercisable during the first year after the date of this prospectus and thereafter is exercisable at a price per share equal to $               (120% of the offering price) for a period of four years. The Underwriter’s Warrant contains customary anti-dilution provisions and certain demand and participatory registration rights. The Underwriter’s Warrant also includes a “cashless” exercise provision entitling the holder to convert the Underwriter’s Warrant into shares of our common stock. The Underwriter’s Warrant may not be sold, transferred, assigned or hypothecated for a period of one year from the date of this prospectus, except to officers or partners of the Underwriter and members of the selling group and/or their officers or partners.
Over-Allotment Option
      We have granted to the Underwriter an option, exercisable not later than 45 days after the date of this prospectus, to purchase up to an aggregate of 510,000 additional shares at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The Underwriter may exercise this option only to cover over-allotments, if any, made in connection with the sale of shares offered hereby.

Lock-Up Agreement
      Except as noted below, our directors, executive officers and current stockholders have agreed with the Underwriter that for a period of 12 months following the date of the final prospectus related to this offering, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any of our shares of common stock or any securities convertible into or exchangeable for our shares of common stock. We have entered into a similar agreement with the Underwriter that we will not issue additional shares (with the exception of shares pursuant to the over-allotment option) of our common stock before the end of the 12-month period following the date of the final prospectus related to this offering, other than with respect to our issuing shares pursuant to employee benefit plans, qualified option plans or other employee compensation plans already in existence, or pursuant to currently outstanding options, warrants or other rights to acquire shares of our common stock. The Underwriter may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreements. In determining whether to release shares from the restrictions, the Underwriter may consider, among other factors, the financial circumstances applicable to a director’s, executive officer’s or stockholder’s request to release shares and the number of shares that such director, executive officer or stockholder requests to be released. There are no agreements between the Underwriter and us or any of our directors, executive officers or stockholders releasing us or them from such agreements before the expiration of the 12-month period.
Indemnification
      We have agreed to indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the Underwriter may be required to make in respect of any such liabilities.
Offering Price Determination
      Before this offering, there was no market for our common stock. The public offering price will be arbitrarily determined between us and the Underwriter and may bear no relationship to our earnings, book value, net worth or other financial criteria of value and may not be indicative of the market price for the common stock after this offering. After completion of this offering, the market price of the common stock will be subject to change as a result of market conditions and other factors. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.
Stabilization; Short Positions and Penalty Bids
      In connection with the offering, the Underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales, stabilizing transactions and passive market making in accordance with Regulation M under the Exchange Act. Short sales by an underwriter involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than an underwriter’s option to purchase additional shares from us in the offering pursuant to its over-allotment option. An underwriter may close out any covered short position by either exercising its option to purchase additional shares through the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, an underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase additional shares through the over-allotment option. “Naked” short sales are any short sales of shares in excess of the shares an underwriter may purchase pursuant to the over-allotment option. An underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the Underwriter in the open market prior to the completion of the offering. In passive market making, an underwriter may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made.
      Stabilizing transactions to cover short sale positions may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.
Listing of Common Stock
      We intend to apply to list our common stock for quotation on the Nasdaq National Market under the symbol “GNET.”
Discretionary Accounts
      The Underwriter has advised us that it does not intend to confirm sales of the shares to discretionary accounts.
LEGAL MATTERS
      The validity of the shares of common stock offered hereby will be passed upon for us by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota. Certain matters in connection with the offering will be passed upon for the Underwriter by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota.
EXPERTS
      The financial statements related to Global Traffic Network, Inc. and The Australia Traffic Network Pty Limited, respectively, included in this prospectus have been audited by BDO, independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.
      Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, will file periodic and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Page

Financial Statements of Global Traffic Network, Inc.
Report of BDO	F-2
Consolidated Balance Sheets as of June 30, 2005 and September 30, 2005 (unaudited)	F-3
Consolidated Statements of Income for the Period from May 16, 2005 (inception) to June 30, 2005 and the Three Months Ended September 30, 2005 (unaudited)	F-4
Consolidated Statements of Shareholders’ Equity for the Period from May 16, 2005 (inception) to June 30, 2005 and the Three Months Ended September 30, 2005 (unaudited)	F-5
Consolidated Statements of Cash Flows for the Period from May 16, 2005 (inception) to June 30, 2005 and the Three Months Ended September 30, 2005 (unaudited)	F-6
Notes to Financial Statements	F-7

Financial Statements of The Australia Traffic Network Pty Limited
Report of BDO	F-12
Balance Sheets as of June 30, 2005 and 2004 and September 30, 2005 (unaudited)	F-13
Statements of Income for the Years Ended June 30, 2005, 2004 and 2003 and the Three Months Ended September 30, 2005 (unaudited) and 2004 (unaudited)	F-14
Statements of Shareholders’ Equity for the Years Ended June 30, 2005, 2004, 2003 (unaudited) and 2002 (unaudited) and the Three Months Ended September 30, 2005 (unaudited)	F-15
Statements of Cash Flows for the Years Ended June 30, 2005, 2004 and 2003 and the Three Months Ended September 30, 2005 (unaudited) and 2004 (unaudited)	F-16
Notes to Financial Statements	F-17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Global Traffic Network, Inc.
      We have audited the accompanying balance sheet of Global Traffic Network, Inc. as of June 30, 2005, and the related statement of income, shareholders’ equity, and cash flows for the period May 16, 2005 (inception) to June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Traffic Network, Inc. at June 30, 2005, and the results of its operations and its cash flows for the period May 16, 2005 (inception) to June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.
BDO
Sydney, NSW, Australia
December 16, 2005

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS

			Pro Forma
	September 30	June 30	September 30
	2005	2005	2005

	(Unaudited)		(Unaudited)
	(Amounts in thousands, except share
	and per share amounts)
ASSETS:
Current Assets:
Cash and cash equivalents	$154	$25	$155
Accounts receivable net of allowance for doubtful accounts of $0, $0 and $34 at June 30, 2005 and September 30, 2005 (ATN and Pro Forma)	—	—	3,306
Prepaids and other current assets	44	5	165
Deferred tax assets	—	—	222

Total current assets	198	30	3,848
Property and equipment, net	23	—	2,771
Intangibles	—	—	21
Deferred offering costs	183	83	183
Deferred tax assets	—	—	77
Other assets	—	—	107

Total assets	$404	$113	$7,007

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Bank overdraft line of credit	$—	—	$529
Accounts payable and accrued expenses	198	105	3,126
Deferred revenue	—	—	61
Income taxes payable	—	—	346
Due to related parties	694	170	—
Due to shareholders	—	—	1,400
Current portion of long term debt	—	—	550

Total current liabilities	892	275	6,012
Long term debt, less current portion	—	—	1,742
Other liabilities	—	—	187

Total liabilities	892	275	7,941
Common stock, $.001 par value, 100,000,000 authorized; 3,684,602 issued and outstanding (actual) and 8,500,000 issued and outstanding (pro forma)	3		9
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of June 30, 2005 and September 30, 2005	—		—
Additional paid in capital	—		(871)
Accumulated other comprehensive (loss) income	(2)		313
Accumulated deficit	(489)	(162)	(385)

Total shareholders’ deficit	(488)	(162)	(934)

Total liabilities and shareholders’ deficit	$404	$113	$7,007

See accompanying notes to the financial statements

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME

		For the Period
		May 16, 2005
	Three Months Ended	(Inception) to
	September 30,	June 30,

	2005	2005

	(Unaudited)
	(Amounts in thousands, except share
	and per share amounts)
Revenues	$—	$—

Operating expenses	53	29
General and administrative expenses	269	133
Depreciation and amortization expense	—	—

Net operating loss	(322)	(162)
Other expense	5	—

Net loss	$(327)	$(162)

Loss per common share:
Basic and diluted	$(0.09)	$(0.04)
Weighted average common shares outstanding:
Basic and diluted	3,684,602	3,684,602
See accompanying notes to the financial statements

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the period May 16, 2005 (inception) to September 30, 2005

				Accumulated
	Common Stock			Other	Total
			Accumulated	Comprehensive	Comprehensive
	Shares	Amount	Deficit	Income	Income	Total

	(Amounts in thousands, except share amounts)
Balance, May 16, 2005	—	$—	$—	$—	—	$—
Shares issued	3,684,602	—	—	—	—	—
Net loss	—	—	(162)	—	$(162)	(162)

Comprehensive net loss	—	—	—	—	(162)	—

Balance, June 30, 2005	3,684,602	—	(162)	—		(162)
Share Subscriptions received	—	3	—	—	—	3
Net loss	—	—	(327)	—	(327)	(327)
Foreign currency translation adjustment	—	—	—	(2)	(2)	(2)

Comprehensive net loss	—	—	—	—	$(329)	—

Balance, September 30, 2005 (unaudited)	3,684,602	$3	$(489)	$(2)	—	$(488)

See accompanying notes to the financial statements

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months	Year Ended June 30
	Ended September 30	May 16, 2005 (Inception)

	2005	2005

	(Unaudited)
	(Amounts in thousands)
Cash flows from operating activities:
Net loss	$(327)	$(162)
Changes in assets and liabilities:
Prepaid and other current assets and other assets	(39)	(5)
Accounts payable and accrued expenses and other liabilities	93	105

Net cash used in operating activities	(273)	(62)

Cash flows from investing activities:
Purchase of property and equipment, net	(23)	—

Net cash used in investing activities	(23)	—

Cash flows from financing activities:
Proceeds from issuance of stock	3	—
Deferred offering costs	(100)	(83)
Due to related parties, net	524	170

Net cash provided by financing activities	427	87

Effect of exchange rate changes on cash and cash equivalents	(2)	—
Net increase in cash and cash equivalents	129	25
Cash and cash equivalents at beginning of fiscal period	25	—

Cash and cash equivalents at end of fiscal period	$154	$25

See accompanying notes to the financial statements

GLOBAL TRAFFIC NETWORK, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands except share and per share amounts)
Information as of September 30, 2005 and for the three months ended September 30, 2005 is unaudited
NOTE 1 — Description of the Company’s Business
      Global Traffic Network, Inc. (the “Company”) is a Delaware corporation and was formed on May 16, 2005 as a holding company for the purpose of becoming the ultimate parent company of Canadian Traffic Network, ULC (“CTN”) and The Australia Traffic Network Pty Limited (“ATN”). Most of the amounts in the accompanying statements pertain to starting operations in Canada and preparing for the Company’s expected Initial Public Offering (“IPO”) of its stock.
      The unaudited consolidated pro forma information as of September 30, 2005 included in the balance sheet assumes that the Company has issued 4,000,000 shares of its common stock and issued an aggregate of $1,400 in promissory notes to the shareholders of ATN in exchange for all of the outstanding ordinary shares of ATN, and that ATN is a wholly-owned subsidiary of the Company. As a result, all material intercompany accounts and transactions between ATN and the Company have been eliminated. ATN is controlled by the same shareholder base that controls the Company.
NOTE 2 — Summary of Significant Accounting Policies
a) Principles of Consolidation
      The consolidated financial statements consist of the Company and its wholly-owned subsidiary Global Traffic Network Canada, Inc. (“GTC”). As of July 5, 2005 the consolidated financial statements consist of the Company, its wholly owned subsidiary GTC, and GTC’s wholly-owned subsidiary CTN. GTC is a holding company and had no assets or liabilities at September 30, 2005 or June 30, 2005. All material intercompany accounts and transactions have been eliminated
b) Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management continually evaluates its estimates and judgments including those related to allowances for doubtful accounts, useful lives of intangible assets, income taxes and other contingencies. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable in the circumstances. Actual results may differ from those estimates under different assumptions or conditions.
c) Cash and Cash Equivalents
      The company considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short maturity of these instruments.
d) Operating expenses
      The costs of procuring radio and television traffic affiliates, as well as the costs of obtaining vendors that will provide services in connection with the producing and distributing the radio and television traffic reports and services are considered operating expenses.

GLOBAL TRAFFIC NETWORK, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands except share and per share amounts)
Information as of September 30, 2005
and for the three months ended September 30, 2005 is unaudited — (Continued)
e) Deferred offering costs
      Deferred offering costs primarily consist of costs related to the IPO. The deferred offering costs will be offset against the proceeds of the IPO and the difference between the gross IPO proceeds less expenses related to the IPO (including the deferred offering costs) will be credited to shareholders’ equity.
f) Income Taxes
      The Company has adopted Statement of Financial Accounting Standards No. 109 (“SFAS 109”), “Accounting for Income Taxes”. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to net operating loss carry-forwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect of a change in tax rates on deferred tax assets or liabilities is recognized in the statement of operations in the period that included the enactment. A valuation allowance is established for deferred tax assets unless their realization is considered more likely than not.
g) Per Share Data
      Basic and diluted earnings per share is calculated in accordance with FASB Statement No. 128, “Earnings per Share.” In calculating basic earnings per share, net income is divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share is based upon the weighted average number of common and common equivalent shares outstanding during the fiscal year. There were no common equivalent shares outstanding during the fiscal year ended June 30, 2005, or the period ended September 30, 2005.
h) Fair Value of Financial Instruments
      FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments” requires disclosure of fair value information about financial instruments for which it is practical to estimate that value. The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts payable, payables to affiliates and accrued liabilities approximate fair value because of their short-term maturities.
i) Foreign currency translation
      CTN’s functional currency is Canadian dollars while for reporting purposes the Company’s financial statements are presented in United States dollars. The financial statements have been translated into United States dollars in accordance with FASB Statement No. 52, “Foreign Currency Translation”. Realized losses and gains resulting from currency transaction adjustments are recognized in the accompanying statements of operations as other expense (income). Foreign currency translation adjustments upon translation of the Company’s financial statements to United States dollars are recognized as other comprehensive income (loss) in the accompanying statements of stockholders’ equity.

GLOBAL TRAFFIC NETWORK, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands except share and per share amounts)
Information as of September 30, 2005
and for the three months ended September 30, 2005 is unaudited — (Continued)
j) Concentration of Credit Risk
      The Company maintains cash balances with what management believes to be high credit quality financial institutions. Due to the timing of deposits and posting of disbursements, balances may exceed those amounts insured.
k) Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), “Share-Based Payment” (SFAS 123(R)), which is a revision of Statement No. 123, “Accounting for Stock-Based Compensation”. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB Opinion No. 25), and amends FASB Statement No. 95, “Statement of Cash Flows”. SFAS 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. Under SFAS 123(R), pro forma disclosure is no longer an alternative to financial statement recognition for stock option awards made after the Company’s adoption of SFAS 123(R). The Company will adopt SFAS 123(R) on January 1, 2006.
      When the Company adopts SFAS 123(R) on January 1, 2006, the Company will begin recognizing the expense associated with these awards in the income statement over the awards’ vesting periods using the modified prospective method. Because the amount, terms and fair values of awards to be issued in the future are uncertain, the impact of the adoption of SFAS 123(R) on the Company’s financial statements is not known at this time.
      Prior to the IPO, the Company had no stock options issued.
NOTE 3 — Related Party Transactions
      In the normal course of business, the Company makes and receives advances from related parties. Due to the short term nature of the advances, the advances are not interest bearing. Balances with related parties are as follows:

	September 30,	June 30,
	2005	2005

	(Unaudited)
Due to The Australia Traffic Network Pty Limited	$694	$170

      The Company employs and or contracts for services with certain stockholders or entities controlled by such stockholders. For the period from May 16, 2005 (inception) to June 30, 2005, the Company paid these stockholders $33. For the three month periods ended September 30, 2005, the Company paid these shareholders $93.

GLOBAL TRAFFIC NETWORK, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands except share and per share amounts)
Information as of September 30, 2005
and for the three months ended September 30, 2005 is unaudited — (Continued)
NOTE 4 — Accounts Payable and Accrued Expenses
      Accounts payable and accrued expenses consists of the following as of:

	September 30,	June 30,
	2005	2005

	(Unaudited)
Accounts Payable	$161	$69
Accrued payroll expenses	37	36

Total	$198	$105

NOTE 5 — Income Taxes

	Three Months
	Ended	Period Ended
	September 30,	June 30,
	2005	2005

	(Unaudited)
Income tax expense consists of the following:
Tax carried forward losses	$119	$55
Less: Valuation allowance	(119)	(55)

Income tax expense	—	—

      Deferred tax assets are comprised of the following:

	Three Months
	Ended	Period Ended
	September 30,	June 30,
	2005	2005

	(Unaudited)
Deferred tax assets
Tax carried forward losses	$174	$55

Total deferred tax assets	174	55
Valuation allowance for deferred tax assets	(174)	(55)

Net deferred tax assets	—	—

      Management evaluates the recoverability of the deferred tax asset and the amount of the required valuation allowance. Due to the uncertainty surrounding the realization of the tax deductions in future tax returns, the Company has recorded a valuation allowance against its net deferred tax asset at September 30, 2005 and June 30, 2005. At such time as it is determined that it is more likely than not that the deferred tax assets will be realized, the valuation allowance will be reduced.
NOTE 6 — Commitments and contingencies
      In July 2005, CTN entered into a ten-year, four-month lease for 2,350 square feet of office space in Toronto, Canada. The approximate minimum future lease payments are as follows as of September 30,

GLOBAL TRAFFIC NETWORK, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands except share and per share amounts)
Information as of September 30, 2005
and for the three months ended September 30, 2005 is unaudited — (Continued)
2005 (unaudited): (Lease payments are made in Canadian dollars, financial statements are prepared in United States dollars).

2006	$22
2007	24
2008	24
2009	24
2010	24
Thereafter	159
      In August 2005, the Company made a $35 deposit on the purchase of a helicopter. The total purchase price is approximately $640. The Company subsequently transferred the rights under the purchase agreement to GTC. The Company can cancel the purchase order by forfeiting the deposit. The Company expects to take delivery of the helicopter in December 2005.
NOTE 7 — Subsequent Events
      On September 30 2005, we adopted the Global Traffic Network, Inc. 2005 Stock Incentive Plan which authorizes the granting of up to 1,200,000 shares of the Company’s common stock including options to purchase a total of 100,000 shares to be issued on the effective date of the IPO to two of our outside directors.
      On October 21, 2005, CTN signed an agreement to provide traffic reporting services in seven Canadian markets with a large broadcaster in Canada.
      On November 7, 2005, the Company accepted a subscription agreement to issue 815,397 of shares (approximately 18.1% of the equity of the Company) for a nominal amount to an existing shareholder of ATN.
      On November 9, 2005, CTN entered into a $2 million note purchase agreement with a stockholder. The note bears interest at 10% and is payable quarterly. The note is due on the earlier of 1) the one year anniversary of the Company’s IPO or 2) the third anniversary of the original issuance date. The note is secured by substantially all the assets of CTN (subject to certain conditions) and is guaranteed by the Company, GTC and ATN.
      On November 18, 2005, the Company entered into a five-year employment agreement with its Chief Executive Officer and President, William L. Yde III, commencing, if ever, upon the closing of the IPO, and a three-year employment agreement with its Treasurer and Secretary, Dale C. Arfman, commencing, if ever, upon the closing of the IPO.
      On December 13, 2005, the Company entered into a Securities Exchange Agreement with ATN and the holders of all of the outstanding shares of ATN pursuant to which the Company will exchange 4,000,000 shares of its common stock and issue $1,400 in promissory notes to the ATN shareholders for all of the outstanding ordinary shares of ATN, after which ATN will be our wholly-owned subsidiary. The share exchange will become effective on the effective date of the Company’s initial public offering.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
The Australia Traffic Network Pty Limited
      We have audited the accompanying balance sheets of The Australia Traffic Network Pty Limited as of June 30, 2004 and 2005, and the related statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Australia Traffic Network Pty Limited at June 30, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.
BDO
Sydney, NSW, Australia
December 16, 2005

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
BALANCE SHEETS

		June 30
	September 30
	2005	2005	2004

	(Unaudited)
	(Amounts in thousands, except share
	and per share amounts)
ASSETS:
Current Assets:
Cash and cash equivalents	$1	$26	$318
Accounts receivable net of allowance for doubtful accounts of $0, $0 and $34 at June 30, 2004, 2005 and September 30, 2005	3,306	3,391	2,161
Prepaids and other current assets	121	49	60
Due from related parties	694	170	4
Deferred tax assets	222	112	50

Total current assets	4,344	3,748	2,593
Property and equipment, net	2,748	2,724	1,100
Intangibles	21	21	14
Deferred tax assets	77	73	45
Other assets	107	107	96

Total assets	$7,297	$6,673	$3,848

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current Liabilities:
Bank overdraft line of credit	$529	$184	$349
Accounts payable and accrued expenses	2,928	2,405	1,643
Deferred revenue	61	111	108
Income taxes payable	346	383	4
Due to related parties	—	4	—
Current portion of long term debt	550	295	264
Current portion of shareholder notes payable	—	22	123

Total current liabilities	4,414	3,404	2,491
Bank overdraft line of credit	—	1,097	—
Long term debt, less current portion	1,742	639	851
Shareholder notes payable, less current portion	—	—	107
Other liabilities	187	175	86

Total liabilities	6,343	5,315	3,535
Common stock, statutory no par value; 500,000 shares authorized; 135,453 and 145,315 shares issued and outstanding as of June 30, 2005 and 2004, respectively and 135,453 issued and outstanding as of September 30, 2005	535	535	574
Accumulated other comprehensive income	315	320	279
Retained earnings (accumulated deficit)	104	503	(540)

Total shareholders’ equity	954	1,358	313

Total liabilities and shareholders’ equity	$7,297	$6,673	$3,848

See accompanying notes to the financial statements

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
STATEMENTS OF INCOME

	Three Months Ended
	September 30		Year Ended June 30

	2005	2004	2005	2004	2003

	(Unaudited)	(Unaudited)
	(Amounts in thousands, except share amounts)
Revenues	$4,181	$3,605	$15,380	$11,154	$5,709

Operating expenses	3,239	1,973	8,679	7,871	2,369
Selling, general and administrative expenses	1,166	890	4,042	2,750	2,003
Depreciation and amortization expense	127	59	282	205	117

Net operating (loss) income	(351)	683	2,377	328	1,220
Interest expense	35	31	99	93	23
Other expense (income)	1	6	(18)	29	17

Net (loss) income before income taxes	(387)	646	2,296	206	1,180
Income tax (benefit) expense	(114)	196	698	74	348

Net (loss) income	$(273)	$450	$1,598	$132	$832

(Loss) income per common share:
Basic and diluted	$(2.02)	$3.21	$11.64	$0.88	$5.25
Weighted average common shares outstanding:
Basic and diluted	135,453	140,385	137,302	149,658	158,344
See accompanying notes to the financial statements

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
STATEMENTS OF SHAREHOLDERS’ EQUITY

			Retained	Accumulated
	Common Stock		Earnings	Other	Total
			(Accumulated	Comprehensive	Comprehensive
	Shares	Amount	Deficit)	Income	Income	Total

	(Amounts in thousands, except share amounts)
Balance, June 30, 2002 (unaudited)	158,344	$625	$(629)	$86		$82
Net income	—	—	832	—	$832	832
Dividends	—	—	(182)	—	—	(182)
Foreign currency translation adjustment	—	—	—	138	138	138

Comprehensive income	—	—	—	—	970

Balance, June 30, 2003 (unaudited)	158,344	625	21	224		870
Net income	—	—	132	—	132	132
Shares repurchased and retired	(13,029)	(51)	(693)	—	—	(744)
Foreign currency translation adjustment	—	—	—	55	55	55

Comprehensive income	—	—	—	—	187

Balance, June 30, 2004	145,315	574	(540)	279		313
Net income	—	—	1,598	—	1,598	1,598
Shares repurchased and retired	(9,862)	(39)	(555)	—	—	(594)
Foreign currency translation adjustment	—	—	—	41	41	41

Comprehensive income	—	—	—	—	1,639

Balance, June 30, 2005	135,453	535	503	320		1,358
Net loss	—	—	(273)	—	(273)	(273)
Dividends	—	—	(126)	—	—	(126)
Foreign currency translation adjustment	—	—	—	(5)	(5)	(5)

Comprehensive loss	—	—	—	—	$(278)

Balance, September 30, 2005 (unaudited)	135,453	$535	$104	$315		$954

See accompanying notes to the financial statements

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
STATEMENTS OF CASH FLOWS

	Three Months
	Ended
	September 30,		Year Ended June 30,

	2005	2004	2005	2004	2003

	(Unaudited)
	(Amounts in thousands)
Cash flows from operating activities:
Net (loss) income	$(273)	$450	$1,598	$132	$832
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	127	59	282	205	117
Allowance for doubtful accounts	34	—	—	—	—
Gain on sale of assets	—	—	—	—	(96)
Changes in assets and liabilities:
Accounts receivable	51	(641)	(1,230)	(950)	(364)
Deferred taxes, net	(114)	(1)	(90)	(51)	(4)
Prepaid and other current assets and other assets	(49)	51	—	186	(227)
Accounts payable and accrued expenses and other liabilities	447	304	895	799	197
Deferred revenue	(50)	(45)	3	8	23
Income taxes payable	(37)	160	379	(320)	324

Net cash provided by operating activities	136	337	1,837	9	802

Cash flows from investing activities:
Purchase of property and equipment, net	(88)	(8)	(534)	(193)	(794)
Intangibles	—	(2)	(7)	—	(11)
Net proceeds from sale of property and equipment, net	—	—	—	—	254

Net cash used in investing activities	(88)	(10)	(541)	(193)	(551)

Cash flows from financing activities:
Proceeds from issuance of long term debt	—	—	—	577	671
Repayment of long term debt	(100)	(72)	(181)	(234)	(12)
Net proceeds (repayments) of bank overdraft line of credit	620	(265)	(440)	349	(149)
Repayment of shareholder notes payable	(22)	—	(208)	(107)	(199)
Dividends paid	(38)	—	(44)	(39)	(67)
Due (from) to related parties, net	(528)	(21)	(162)	(4)	7
Shares repurchased and retired	—	(291)	(594)	(744)	—

Net cash (used in) provided by financing activities	(68)	(649)	(1,629)	(202)	251

Effect of exchange rate changes on cash and cash equivalents	(5)	5	41	55	138
Net (decrease) increase in cash and cash equivalents	(25)	(317)	(292)	(331)	640
Cash and cash equivalents at beginning of fiscal year	26	318	318	649	9

Cash and cash equivalents at end of fiscal year	$1	$1	$26	$318	$649

Supplemental disclosures of cash flow information:
Cash paid during fiscal year for:
Interest	$40	$30	$129	$143	$107

Income taxes	$38	$38	$409	$479	$61

Noncash financing and investing activities:
Property acquired under long-term debt	$63	$—	$1,372	$—	$85

See accompanying notes to the financial statements

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)
Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited
NOTE 1 — Description of the Company’s Business
      The Australia Traffic Network Pty Limited (“the Company”) is an Australian proprietary company registered under the Corporations Act of Australia with headquarters in Sydney, New South Wales, Australia and provides traffic, news, and other premium information reports to the radio and television broadcast industry. In exchange for the Company’s information reports and other consideration, radio and television station affiliates provide commercial airtime inventory to the Company. The packaging and sale of this commercial airtime inventory accounts for substantially all of the Company’s revenue. The Company’s information reports are broadcast by radio and television broadcast affiliates throughout Australia.
      Concurrent with the completion of the Initial Public Offering (“IPO”) of Global Traffic Network, Inc. (“GTN”), the Company will become a wholly-owned subsidiary of GTN. Included on the accompanying balance sheet as of September 30, 2005, is a receivable due from GTN of $694. This receivable pertains to money advanced to GTN primarily for the setting up of operations in Canada. GTN and ATN share common directors and the advance has been guaranteed by two of the directors and shareholders of GTN whom are also directors and shareholders of ATN. Upon completion of the reorganization, the Company will be consolidated into the financial statements of GTN and all intercompany accounts will be eliminated.
NOTE 2 — Summary of Significant Accounting Policies
a) Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management continually evaluates its estimates and judgments including those related to allowances for doubtful accounts, useful lives of property, plant and equipment and intangible assets, income taxes and other contingencies. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable in the circumstances. Actual results may differ from those estimates under different assumptions or conditions.
b) Revenue recognition
      Revenue is earned and recognized at the time commercial advertisements are broadcast. Payments received or amounts invoiced in advance are deferred until earned and such amounts are included as a component of deferred revenue in the accompanying balance sheets. All revenue pertains to cash sales and the company recognized no revenue related to the bartering of goods and services.
c) Operating expenses
      The cost of producing and distributing the radio and television traffic and news reports and services are considered operating expenses. These consist mainly of personnel, aviation costs, facility costs and station compensation. Operating expenses are recognized when incurred.
d) Station compensation and reimbursement
      The Company generally enters into multi year contracts with radio and television stations. These contracts call for the provision of various levels of service (including, but not limited to providing professional broadcasters, gathering of information, communications costs and aviation services) and in

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)
Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited — (Continued)
some cases cash compensation or reimbursement of expenses. The average length of the contracts outstanding at June 30, 2005 was less than two years. Station compensation and reimbursement is a component of network operations expense and is recognized monthly per the contractual terms, which is not materially different than when the services are performed.
      Contractual station commitments are as follows:

	September 30,	June 30,
	2005	2005

	(Unaudited)
Year 1	$8,198	$8,859
Year 2	3,882	3,611
Year 3	2,674	3,477
Year 4	—	—
Year 5	—	—
Thereafter	—	—
e) Cash and cash equivalents
      The company considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short maturity of these instruments.
f) Accounts Receivable
      Accounts receivable are recorded at the invoice amount and are not interest bearing. The Company performs credit evaluations of its new customers and generally requires no collateral. The Company provides for losses from uncollectible accounts based on analyzing historical data and current trends and such losses have historically been insignificant. Past due amounts are written off against the allowance for doubtful accounts when collection is deemed unlikely and all collection efforts have ceased. An allowance for doubtful accounts of $34, $0 and $0 has been established for the periods ended September 30, 2005, and June 30, 2005 and 2004.
g) Property and Equipment
      Property and equipment are stated at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Recording, broadcasting and studio equipment	5 years
Furniture, and equipment and other	5 years
Helicopters and fixed wing aircraft	8 years
      Leasehold improvements and leased assets are amortized over the shorter of the lease term or the asset’s useful life. Depreciation expense was $282, $205 and $117 for the fiscal years ended June 30, 2005, 2004 and 2003, respectively. Depreciation expense was $127 and $59 for the three month periods ended September 30, 2005 and 2004. Maintenance, repairs and minor replacements are charged to operations as incurred. Major replacements and betterments are capitalized and amortized over their useful lives.

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)
Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited — (Continued)
h) Intangible assets
      Intangible assets reflected on the balance sheets primarily consist of costs relating to obtaining aircraft licenses. Due to the long term and indefinite nature of these assets, amortization expense is not reflected and the Company regularly reviews the assets for impairment. As of September 30, 2005, June 30, 2005 and 2004, there was no impairment of the assets. Amortization expense was $0, $0 and $0 for the fiscal years ended June 30, 2005, 2004 and 2003, respectively. Amortization expense was $0 for both three month periods ended September 30, 2005 and 2004.
i) Income taxes
      The Company has adopted Statement of Financial Accounting Standards No. 109 (“SFAS 109”), “Accounting for Income Taxes”. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to net operating loss carry-forwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect of a change in tax rates on deferred tax assets or liabilities is recognized in the statement of income in the period that included the enactment. A valuation allowance is established for deferred tax assets unless their realization is considered more likely than not.
j) Per share data
      Basic and diluted earnings per share is calculated in accordance with FASB Statement No. 128, “Earnings per Share.” In calculating basic earnings per share, net income is divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share is based upon the weighted average number of common and common equivalent shares outstanding during the fiscal year. There were no common equivalent shares outstanding during the fiscal years ended June 30, 2005, 2004 or 2003 or the periods ended September 30, 2005 and 2004.
k) Fair value of financial instruments
      FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments” requires disclosure of fair value information about financial instruments for which it is practical to estimate that value. The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, related party receivables, accounts payable and accrued liabilities, approximate fair value because of their short-term maturities. The carrying amounts of the Company’s shareholder notes payable and long-term debt approximate fair value of these obligations based upon management’s best estimate of interest rates that would be available for similar debt obligations as of September 30, 2005, June 30, 2005 and 2004.
l) Foreign currency translation
      The Company’s functional currency is Australian dollars while for reporting purposes the Company’s financial statements are presented in United States dollars. The financial statements have been translated into United States dollars in accordance with FASB Statement No. 52, “Foreign Currency Translation”. Realized gains and losses resulting from currency transaction adjustments are recognized in the accompanying statements of income as other expense (income). Foreign currency translation adjustments

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)
Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited — (Continued)
upon translation of the Company’s financial statements to United States dollars are recognized as other comprehensive income in the accompanying statements of shareholders’ equity.
m) Concentration of Credit Risk
      The Company maintains cash balances with what management believes to be high credit quality financial institutions. Due to the timing of deposits and posting of disbursements, balances may exceed those amounts insured.
n) Major Supplier
      Approximately 28% of the Company’s radio commercial airtime inventory (which, when sold to advertisers, generates the majority of the Company’s revenue) comes from a large broadcaster in Australia, which includes inventory received from this broadcaster under a three year agreement dated July 1, 2005 to provide news reporting services. The Company will incur additional of expense approximately $3,500 per year to fulfill the contract.
NOTE 3 — Related Party Transactions
      The Company has entered into a management agreement with Wisconsin Information Systems, Inc., an Ohio Corporation doing business as Milwaukee Traffic Network (“MTN”) which is owned by certain shareholders of the Company. The Company has historically compensated MTN with an annual fee as determined by the board of directors. Additionally, the management agreement provides MTN the opportunity to earn an incentive bonus if the Company exceeds pre-determined targeted cash flows approved by the board of directors of the Company. For the fiscal years ended June 30, 2005, 2004 and 2003, the Company paid MTN $597, $443 and $338, respectively, pursuant to this management agreement. For the three month periods ended September 30, 2005 and 2004, the Company paid MTN $114 and $106, respectively. The Company plans to terminate the management agreement following the initial public offering of GTN.
      The Company has also entered into note payable agreements with certain shareholders. (see Note 7)
NOTE 4 — Property and Equipment, Net
      Property and equipment, net is as follows as of September 30, 2005 and June 30, 2005 and 2004:

		Years Ended
		June 30,
	September 30,
	2005	2005	2004

	(Unaudited)
Helicopters and fixed wing aircraft	$2,218	$2,169	$764
Recording, broadcasting and studio equipment	916	880	450
Furniture and equipment and other	547	481	376
Less: Accumulated depreciation and amortization	933	806	490

Property and equipment, net	$2,748	$2,724	$1,100
Plant and equipment held as security under specific loans:	$1,950	$637	$700

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)
Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited — (Continued)
NOTE 5 — Accounts Payable and Accrued Expenses
      Accounts payable and accrued expenses consist of the following as of June 30, 2005 and 2004 and September 30, 2005:

		June 30,
	September 30,
	2005	2005	2004

	(Unaudited)
Trade payables	$2,118	$1,575	$990
Accrued payroll expenses	487	559	450
Accrued expenses and other liabilities	191	226	122
Dividends payable	132	45	81

Total	$2,928	$2,405	$1,643

NOTE 6 — Long Term Debt
      Long-term debt consists of the following as of:

		June 30,
	September 30,
	2005	2005	2004

	(Unaudited)
Term loan with bank, bearing variable interest rate of ANZ Mortgage Index rate plus .33% (8% at September 30, 2005), monthly principal and interest payments of $13 secured by all Company assets, matures on June 30, 2008	$432	$470	$567
Financial leases with financing company, bearing fixed interest of 7.67%, 6.99% and 8.16%, monthly principal and interest payments of $2, $2 and $1, secured by automobiles, matures August 25, 2010, April 16, 2008 and matured September 24, 2004	137	58	86
Note payable to bank, bearing fixed interest of 8.43%, monthly principal and interest payments of $12, secured by a Helicopter, matures November 6, 2008	378	406	462
Notes payable to bank bearing fixed interest of 6.97%, Monthly principal and interest payments of $27, secured by 2 helicopters, matures September 6, 2010	1,345	—	—

	2,292	934	1,115
Less current portion	550	295	264

Long term debt less current portion	1,742	639	851

      On April 3, 2005, the Company increased its existing over draft line of credit facility from $1,525 to $2,287 (“new facility”) until September 9, 2005 at which time it reverted to its original amount. Interest on the new facility is variable at the ANZ Mortgage Index rate plus .83% (8.5% at September 30, 2005) and is secured by all Company assets. The new facility contains covenants relating to dividends, liens, indebtedness, capital expenditures and interest coverage and leverage ratios. In connection with the closing of the new facility, the Company utilized $1,372 of the facility to purchase two new helicopters. These borrowings of $1,372 are included in bank overdraft on the accompanying balance sheet at June 30, 2005.

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)
Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited — (Continued)
      On September 6, 2005, the helicopters were refinanced under $1,372 bank term loans (“Helicopter II Loan”). The Helicopter II Loan has a fixed interest rate of 6.97% with principal and interest payments due under a 60 month amortization schedule and is secured by the two helicopters. As a result of the refinancing, the bank overdraft of $1,281 at June 30, 2005 was paid in full and the full $1,525 was available to the Company. The balance of the bank overdraft was $529 at September 30, 2005 and $996 was available to the Company.
      The aggregate maturities of long term debt and bank overdraft as of June 30, 2005, (modified for the impact of the Helicopter II Loan) and of long term debt as of September 30, 2005 are as follows (excluding market value adjustments, if any):

	September 30,	June 30,
	2005	2005

	(Unaudited)
Year 1	$550	$479
Year 2	586	542
Year 3	540	567
Year 4	308	332
Year 5	308	295
NOTE 7 — Shareholder Notes Payable
      The Company issued notes payable to shareholders in order to fund the start of operations and later to fund cash needs. These notes were issued between 1998 and 2004. Each note bears interest at 5% and the interest is due upon maturity of the notes as stipulated in the note payable agreements. During the years ended June 30, 2005, 2004, 2003, the Company incurred interest expense of $4, $10 and $19, respectively under shareholder notes payable. For the three month periods ended September 30, 2005 and September 30, 2004, the Company incurred interest expense of $1 and $2, respectively, under shareholder notes payable.
      The balances of notes payable in respect of directors at June 30, 2005, 2004, and at September 30, 2005 was $0, $148 and $0, respectively. The interest expense in respect of notes held by directors during the years ended June 30, 2005, 2004 and 2003 and the three month periods ended September 30, 2005 and 2004 was: $3, $5, $2, $0 and $1, respectively.
      During September 2005, the Company repaid all outstanding shareholder notes payable and the related interest in full.
NOTE 8 — Income Taxes
      Income tax expense consists of the following for:

		Years Ended June 30,
	Three Months Ended
	September 30, 2005	2005	2004	2003

	(Unaudited)
Current tax provision	—	$788	$125	$352
Tax loss carry forwards	$(110)	—	—	—
Deferred tax benefit (net)	(4)	(90)	(51)	(4)
Income tax expense	$(114)	$698	$74	$348

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)
Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited — (Continued)
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities on the Company’s balance sheets and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

		Years Ended
		June 30,
	Three Months Ended
	September 30, 2005	2005	2004

	(Unaudited)
Deferred tax assets:
Depreciation	$21	$21	$16
Deferred rent	38	37	19
Capital losses	4	4	4
Tax loss carry forwards	110	—	—
Accrued expenses and other	139	134	61

Total deferred tax assets	$312	$196	$100

Deferred tax liabilities:
Prepaid expenses	$13	$11	$5

Total deferred tax liabilities	$13	$11	$5

Net deferred tax assets	$299	$185	$95

      The reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate is:

	Three Months Ended	Years Ended June 30,
	September 30,
	2005	2005	2004	2003

	(Unaudited)
Federal statutory rate (Australia)	30.0%	30.0%	30.0%	30.0%
Permanent differences between book and tax income	(.5)	.4	5.9	(.5)

Effective tax rate	29.5%	30.4%	35.9%	29.5%

NOTE 9 — Commitments and Contingencies
      The Company has various non-cancelable, long-term operating leases for their facilities and office equipment. The facility leases have escalation clauses and provisions for payment of taxes, insurance, maintenance and repair expenses. Total rent expense under these leases is recognized ratably over the lease terms.

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)
Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited — (Continued)
      Future minimum payments, by year and in the aggregate, under such non-cancelable operating leases with initial or remaining terms of one year or more, consist of the following as of June 30, 2005 and September 30, 2005:

	September 30,	June 30,
	2005	2005

	(Unaudited)
Year 1	$231	$236
Year 2	221	219
Year 3	226	227
Year 4	234	234
Year 5	244	241
Thereafter	530	591
      Total rent expense charged to operating expenses in the accompanying statements of operations for the fiscal years ending June 30, 2005, 2004, and 2003 was $314, $239 and $116, respectively. Total rent expense charged to operating expenses in the accompanying statements of operations for the three months ended September 30, 2005 and 2004 was $73 and $72, respectively.
      With respect to the Company’s leased office premises, should the Company vacate the premises prior to the expiration of the lease term, the Company will be required to make the following payments to the lessor:

Vacation of premises prior to: September 8, 2006	$118
September 8, 2007	$93
September 8, 2008	$68
September 8, 2009	$42
September 8, 2010	$17
NOTE 10 — Quarterly Results of Operations (unaudited)
      The following is a tabulation of the unaudited quarterly results of operations. The quarterly results are presented for the fiscal years ended June 30, 2005 and 2004 and the three months ended September 30, 2005. (Amounts in thousands, except per share data).

First
Quarter

Fiscal 2006
Net revenues	$4,181
Operating loss	(351)
Net loss	(273)
Net loss per share:
Basic and diluted	$(2.02)

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)
Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited — (Continued)

	First	Second	Third	Fourth	For the
	Quarter	Quarter	Quarter	Quarter	Year

Fiscal 2005
Net revenues	$3,605	$4,237	$3,715	$3,823	$15,380
Operating income	683	1,066	445	183	2,377
Net income	450	730	303	115	1,598
Net income per share:
Basic and diluted	$3.21	$5.29	$2.24	$.85	$11.64
Fiscal 2004
Net revenues	2,304	3,232	2,877	2,741	11,154
Operating income	(16)	516	(131)	(41)	328
Net (loss) income	(21)	334	(115)	(66)	132
Net (loss) income per share:
Basic and diluted	$(.13)	$2.23	$(.79)	$(.45)	$.88
NOTE 11 — Subsequent Events (unaudited)
      On July 1, 2005, the Company entered into a three-year agreement to provide news reporting services to a large broadcaster in Australia and will incur additional expense of approximately $3,500 per year to fulfill the contract.
      On November 9, 2005, the Company jointly (along with GTN and GTN’s wholly-owned subsidiary Global Traffic Canada, Inc. (“GTC”)) guaranteed a $2,000 senior secured note between Canadian Traffic Network, ULC (“CTN”) and a shareholder of GTN. CTN is a wholly owned subsidiary of GTC, and both the Company and GTN are controlled by the same shareholders.
      On December 13, 2005, the Company entered into a Securities Exchange Agreement with GTN and the holders of all of the outstanding shares of the Company pursuant to which GTN will exchange 4,000,000 shares of its common stock and issue $1,400 in promissory notes to the Company’s shareholders for all of the outstanding ordinary shares of the Company, after which the Company will become a wholly-owned subsidiary of GTN. The share exchange will become effective on the effective date of GTN’s initial public offering.

Prospectus
                            , 2006
Global Traffic Network, Inc.
3,400,000 Shares
Common Stock
Dealer Prospectus Delivery Obligation
        Until                     , 2006 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distributions
      The Registrant estimates that expenses payable by the Registrant is connection with the offering described in this Registration Statement will be as follows:

SEC registration fee		$2,719.41
NASD filing fee		$3,042.00
Nasdaq listing application fee		$105,000.00
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total	$	*

*	To be supplied by amendment.

Item 14.	Indemnification of Directors and Officers.
      Section 145 of the General Corporation Law of the State of Delaware provides as follows:
      A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
      A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification will be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      Our certificate of incorporation provides that we will indemnify any person, including persons who are not our directors and officers, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.
      In addition, pursuant to our Bylaws, we will indemnify our directors and officers against expenses (including judgments or amounts paid in settlement) incurred in any action, civil or criminal, to which any such person is a party by reason of any alleged act or failure to act in his capacity as such, except as to a matter as to which such director or officer shall have been finally adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation or not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation.
      The underwriting agreement provides that the Underwriter is obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.
      We intend to have directors and officers liability insurance in place for the benefit of our directors and certain of our officers prior to the effective date of this offering.
      Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the United States Securities Act of 1933.

Item 15.	Recent Sales of Unregistered Securities.
      Since our inception on May 20, 2005, we have issued unregistered securities to a limited number of persons as described below:
      In connection with our organization, on May 20, 2005, we issued 1,529,468 shares of our common stock to our Chairman and Chief Executive Officer, William L. Yde III, 1,363,325 shares of our common stock to our Treasurer and Secretary, Dale C. Arfman, 531,550 shares of our common stock to Thomas M. Gilligan, 210,427 shares of our common stock to Questcom Media Brokerage, Inc. and 49,833 shares of our common stock to Donald Bussell. On November 7, 2005, we issued 815,397 shares of our common stock to Metro Networks Communications, Inc.
      Immediately prior to this offering, we will issue 4,000,000 shares of our common stock for all of the issued and outstanding ordinary shares of The Australia Traffic Network Pty Limited, an Australian proprietary company registered under the Corporations Act of Australia (“ATN”), comprising 135,453 ordinary shares, and ATN will become our wholly owned subsidiary.
      We did not pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts or commissions, in connection with any of the issuances of securities listed above.
      Except as noted above, the sales of the securities identified above were made pursuant to privately negotiated transactions that did not involve a public offering of securities and, accordingly, we believe that these transactions were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and rules promulgated thereunder. Each of the above-referenced investors in our common stock represented to us in connection with their investment that they were “accredited investors” (as defined by Rule 501 under the Securities Act) and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The investors received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.
      The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description

1.1	Form of Underwriting Agreement.*
3.1	Certificate of Incorporation of Global Traffic Network, Inc.
3.2	Bylaws of Global Traffic Network, Inc.
4.1	Form of Specimen Stock Certificate.*
5.1	Opinion of Maslon Edelman Borman & Brand, LLP regarding the legality of the shares.*
10.1	Global Traffic Network, Inc. 2005 Stock Incentive Plan.
10.2	Senior Note Purchase Agreement dated November 9, 2005 by and between Canadian Traffic Network ULC and Metro Networks Communications, Inc.
10.3	Senior Secured Note dated November 9, 2005 by Canadian Traffic Network ULC in favor of Metro Networks Communications, Inc.
10.4	Security Agreement dated November 9, 2005 by and between Canadian Traffic Network ULC and Metro Networks Communications, Inc.
10.5	Guaranty Agreement dated November 9, 2005 by and among Global Traffic Network, Inc., Global Traffic Canada, Inc., The Australia Traffic Network Pty Limited and Metro Networks Communications, Inc.
10.6	Mutual Sales Representation Agreement dated November 9, 2005 by and between Metro Networks Communications, Limited Partnership and Canadian Traffic Network ULC.
10.7	Traffic Data Agreement dated November 9, 2005 by and between Metro Networks Communications, Limited Partnership and Canadian Traffic Network ULC.
10.8	Aircraft Traffic Report Supply Agreement dated October 21, 2005 by and between Canadian Traffic Network ULC and Corus Entertainment Inc.†
10.9	Traffic Report Supply Agreement commencing April 1, 2004 by and between The Australia Traffic Network Pty Limited and Austereo Group Pty Limited.†
10.10	News Report Broadcasting Agreement dated July 1, 2005 by and between The Australia Traffic Network Pty Limited and Austereo Pty Limited†
10.11	Securities Exchange Agreement dated December 13, 2005 by and among Global Traffic Network, Inc., The Australia Traffic Network Pty Limited, William L. Yde III, Dale C. Arfman, Thomas M. Gilligan, Donald R. Bussell, Questcom Media Brokerage, Inc. and Metro Networks Communications, Inc.
10.12	Employment Agreement dated November 18, 2005 by and between Global Traffic Network, Inc. and William L. Yde III.
10.13	Employment Agreement dated November 18, 2005 by and between Global Traffic Network, Inc. and Dale C. Arfman.
21.1	Subsidiaries of Global Traffic Network, Inc.
23.1	Consent of Maslon Edelman Borman & Brand, LLP (included in Exhibit 5.1).*
23.2	Consent of BDO (Global Traffic Network, Inc.).
23.3	Consent of BDO (The Australia Traffic Network Pty Limited).

*	To be provided by amendment.

†	Confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933, as amended.

Item 17.	Undertakings.
      (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      (b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (c) The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on December 16, 2005.

Global Traffic Network, Inc.

By:	/s/ William L. Yde III

William L. Yde III
Chairman and Chief Executive Officer
POWER OF ATTORNEY
      Each person whose signature to this registration statement appears below hereby constitutes and appoints William L. Yde III and Scott Cody as his or her true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his or her behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments to this registration statement and any and all instruments or documents filed as part of or in connection with this registration statement or the amendments thereto and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed as of the 16th day of December, 2005, by the following persons in the capacities indicated.

Name	Title

/s/ William L. Yde III William L. Yde III	Chairman, Chief Executive Officer and President (Principal Executive Officer)

/s/ Scott Cody Scott Cody	Chief Financial Officer and Chief Operating Officer (Principal Financial and Accounting Officer)

/s/ Dale C. Arfman Dale C. Arfman	Treasurer, Secretary and Director

/s/ Robert L. Johander Robert L. Johander	Vice-Chairman

/s/ Gary Benson Gary Benson	Director

/s/ Ivan Shulman Ivan Shulman	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement.*
3.1	Certificate of Incorporation of Global Traffic Network, Inc.
3.2	Bylaws of Global Traffic Network, Inc.
4.1	Form of Specimen Stock Certificate.*
5.1	Opinion of Maslon Edelman Borman & Brand, LLP regarding the legality of the shares.*
10.1	Global Traffic Network, Inc. 2005 Stock Incentive Plan.
10.2	Senior Note Purchase Agreement dated November 9, 2005 by and between Canadian Traffic Network ULC and Metro Networks Communications, Inc.
10.3	Senior Secured Note dated November 9, 2005 by Canadian Traffic Network ULC in favor of Metro Networks Communications, Inc.
10.4	Security Agreement dated November 9, 2005 by and between Canadian Traffic Network ULC and Metro Networks Communications, Inc.
10.5	Guaranty Agreement dated November 9, 2005 by and among Global Traffic Network, Inc., Global Traffic Canada, Inc., The Australia Traffic Network Pty Limited and Metro Networks Communications, Inc.
10.6	Mutual Sales Representation Agreement dated November 9, 2005 by and between Metro Networks Communications, Limited Partnership and Canadian Traffic Network ULC.
10.7	Traffic Data Agreement dated November 9, 2005 by and between Metro Networks Communications, Limited Partnership and Canadian Traffic Network ULC.
10.8	Aircraft Traffic Report Supply Agreement dated October 21, 2005 by and between Canadian Traffic Network ULC and Corus Entertainment Inc.†
10.9	Traffic Report Supply Agreement commencing April 1, 2004 by and between The Australia Traffic Network Pty Limited and Austereo Group Pty Limited.†
10.10	News Report Broadcasting Agreement dated July 1, 2005 by and between The Australia Traffic Network Pty Limited and Austereo Pty Limited.†
10.11	Securities Exchange Agreement dated December 13, 2005 by and among Global Traffic Network, Inc., The Australia Traffic Network Pty Limited, William L. Yde III, Dale C. Arfman, Thomas M. Gilligan, Donald R. Bussell, Questcom Media Brokerage, Inc. and Metro Networks Communications, Inc.
10.12	Employment Agreement dated November 18, 2005 by and between Global Traffic Network, Inc. and William L. Yde III.
10.13	Employment Agreement dated November 18, 2005 by and between Global Traffic Network, Inc. and Dale C. Arfman.
21.1	Subsidiaries of Global Traffic Network, Inc.
23.1	Consent of Maslon Edelman Borman & Brand, LLP (included in Exhibit 5.1).*
23.2	Consent of BDO (Global Traffic Network, Inc.).
23.3	Consent of BDO (The Australian Traffic Network Pty Limited).

*	To be provided by amendment.

†	Confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933, as amended.